As confidentially submitted to the U.S. Securities and Exchange Commission on August 24, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Millennium Group International Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	2750	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong,

Kowloon, Hong Kong 999077

Tel: +852 36195768

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1(800) 221-0102

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq.	David Manno, Esq. Huan Lou, Esq.
Yarona L. Yieh, Esq.	Sichenzia Ross Ference LLP
Ortoli Rosenstadt LLP	1185 Avenue of the America, 31st Fl
366 Madison Avenue, 3rd Floor	New York, NY 10036
New York, NY 10017	Telephone: +1-212-930-9700
Telephone: +1-212-588-0022

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED AUGUST 24, 2022

Millennium Group International Holdings Limited

5,000,000 Ordinary Shares

This is an initial public offering of Millennium Group International Holdings Limited, a Cayman Islands exempted company with limited liability. Our principal place of business is in Hong Kong. We are offering, on a firm commitment basis, 5,000,000 ordinary shares, par value $0.001 per share, or the Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares. We expect the offering price to be between $5.00 and $6.00 per Ordinary Share.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MGIH.” This offering is contingent upon us listing our Ordinary Shares on Nasdaq or another national exchange. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on the Nasdaq Capital Market or another national exchange.

Throughout this prospectus, unless the context indicates otherwise, references to “Millennium” refer to Millennium Group International Holdings Limited, a Cayman Islands holding company, and references to “we,” the “Company” or “our company” are to Millennium and its consolidated subsidiaries.

Millennium Group International Holdings Limited, or Millennium, is a holding company incorporated in Cayman Islands. As a holding company with no material operations, it conducts a substantial majority of its operations through the subsidiaries established in Hong Kong, the People’s Republic of China, or the PRC or China, and Vietnam.

Our equity structure is a direct holding structure. Millennium is permitted under the Cayman Islands laws to provide funding to our subsidiaries in the PRC, Hong Kong and Vietnam through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the current Hong Kong laws, each of our subsidiaries in Hong Kong is permitted under the laws of Hong Kong to provide funding to their respective direct registered shareholder(s) and/or holding company(ies) through dividend distribution without restrictions on the amount of the funds, subject to availability of distributable profits and sufficient cash to maintain going concern and solvency of the relevant Hong Kong subsidiary and any contractual obligations owed to third parties prohibiting or restricting dividend distributions. Each of our subsidiaries in Vietnam is also permitted under the laws of Vietnam and Hong Kong to provide funding to Millennium through dividend distribution without restrictions on the amount of the funds. Two dividends were declared but waived by the shareholders and such waiver of amounts payable to shareholders will be capitalized as additional paid-in capital in the financial statements. Other than these dividends declared which have been properly accounted for, no other dividend was declared for the years ended June 30, 2021, and 2020, and as of the date of this prospectus. See the section titled “Dividend Policy” beginning on page 49 for additional information regarding the dividends. We intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. See “Prospectus Summary - Transfers of Cash to and from Our Subsidiaries.”

Investing in our Ordinary Shares involves risks. You should read carefully the discussion of material risks of investing in our Ordinary Shares. See “Risk Factors” beginning on page 15. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries based in China and that this structure involves unique risks to investors. Because our operations are primarily located in the PRC and Hong Kong through our subsidiaries, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations and the value of our ordinary shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.  We do not believe that our subsidiaries are directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. As of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities for our offering, nor has our Cayman Islands holding company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, (iii) any intervention or interruption by PRC governmental with little advance notice; or (iv) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required; any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. As of the date of the prospectus, WWC, P.C., our auditor, is not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. A termination in the trading of our securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities. See “Risk Factors” on page 15 relating to the statements issued by the SEC and the PCAOB.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” for additional information.

While we initially expect to be a “controlled company” under the rules of Nasdaq immediately after consummation of this offering, we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the rules of Nasdaq.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds received by us in this offering, payable to Network 1 Financial Securities, Inc., the representative of the underwriters. The Underwriter will receive compensation, in addition to the underwriting discounts and non-accountable expense allowance, as set forth in the section entitled “Underwriting” beginning on page 137, including warrants, or the Underwriter’s warrants, in an amount equal to 7% of the aggregate number of Ordinary Shares sold by us in this offering. For a description of other terms of the Underwriter’s warrants and a description of the other compensation to be received by the underwriters, see “Underwriting”.

If we complete this offering, net proceeds will be delivered to us on the closing date. We plan to use our proceeds in our subsidiaries in the PRC, Hong Kong and Vietnam, however, we will not be able to use such proceeds until we complete certain remittance procedures in China. See the section titled “Use of Proceeds” beginning on page 48 for additional information regarding the remittance procedures.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about , 2022.

The date of this prospectus is  , 2022

i

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

Neither we nor any of the underwriters have taken any action that would permit a public offering of the Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Ordinary Shares and the distribution of the prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

 PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Conventions regarding the holding company and its subsidiaries:

“Controlling Shareholders” refers to Lai Por, Lai Yau Shing, Lai Yau Chuen, Lai Yau Sang, Lai Yau Fai and Lai Yau Chi collectively, all the six shareholders are residents of Hong Kong;

Forever Long Development Ltd is a Hong Kong company commonly held by the individual Controlling Shareholders;

Gramade Investments Limited is a BVI company commonly held by the individual Controlling Shareholders;

“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

Huizhou Yimeinuo Industry Co., Ltd. is a PRC company wholly owned by Millennium (Huizhou) Technology Co., Ltd.;

“Millennium” or the “Company” refers to Millennium Group International Holdings Limited, a Cayman Islands company;

Millennium (Huizhou) Technology Co., Ltd.is a PRC company wholly owned by Millennium Shenzhen;

“Millennium BVI” refers to Millennium Group Investment (BVI) Limited, a British Virgin Islands (“BVI”) company wholly owned by Millennium;

“Millennium HK” refers to Millennium Holdings International Limited, a Hong Kong company wholly owned by Millennium Investment International Limited;

Millennium Investment International Limited is a Hong Kong company wholly owned by Millennium BVI;

Millennium Investment International (BVI) Limited is a BVI company commonly held by the individual Controlling Shareholders;

“Millennium Packaging” refers to Millennium Packaging Group International Limited, a Hong Kong company wholly owned by Millennium Strategic;

Millennium Packaging Technology (Huizhou) Co., Ltd. is a PRC company wholly owned by Millennium Shenzhen;

Millennium Printing International Limited is a Hong Kong company wholly owned by Millennium Strategic;

“Millennium Shenzhen” refers to Millennium Printing (Shenzhen) Co., Ltd., a PRC company wholly owned by Millennium HK;

“Millennium Strategic” refers to Millennium Strategic International Limited, a Hong Kong company whose voting right and variable return is 99.97% owned by Millennium HK and 0.03% owned by Millennium Shenzhen;

MPG Global Company Limited is a Vietnamese company wholly owned by Millennium Packaging;

“PRC” or “China” refers to the People’s Republic of China;

Putian Xiqi Branding Strategy Co., Ltd. is a PRC company wholly owned by Millennium Shenzhen;

Wah Tong Investment International Limited is a Hong Kong company wholly owned by Millennium Strategic;

YC 1926 (BVI) Limited is a BVI company commonly held by the individual Controlling Shareholders;

Yee Woo Paper Investment International Limited is a Hong Kong company wholly owned by Millennium Strategic;

Yee Woo Paper Packaging (HK) Company Limited is a Hong Kong company wholly owned by Millennium Strategic;

“YWPPC” refers to Yee Woo Paper Packaging (China) Company Limited, a Hong Kong company commonly held by the individual Controlling Shareholders;

“Yee Woo Shenzhen” refers to Yee Woo Paper Industry (Shenzhen) Co., Ltd., a PRC company wholly owned by Millennium Shenzhen;

Conventions regarding our business and products:

“ASEAN” refers to the Association of Southeast Asian Nations;

“Brand factories” refers to in-house factories operated by brand owners, who are responsible for the design, manufacturing and sale of their own products;

“Corrugated medium” refers to paper used to form the corrugated or fluted component of a corrugated sheet board;

“Corrugated paper” refers to paper which has been undergone corrugation process;

“Corrugated products” are paper products sold by Company which has been corrugated and can be printed and mainly used for outer packaging purpose;

“Corrugator” is an automated production line which consists of machinery that presses corrugated medium into flutes, applies glue to the corrugated medium and affixes sheets of linerboard to form corrugated sheet board;

“Die-cutting” refers to the process of cutting materials into desirable shapes using a die;

“ERP system” is acronym for “Enterprise Resource Planning System”, a software-packaged system which integrates several areas of an organization such as planning, purchasing, inventory, sales, marketing, finance, and human resources into a single unified system;

“Flexo printing” refers to flexographic printing technique involving the use of quick-drying, semiliquid inks on substrates;

“Flexo printing packaging products” refers to packaging products made by utilizing our flexo printing equipment;

“GFA” refers to gross floor area;

“Inner packaging” is packaging for immobilizing goods and serves to protect the packaged goods during transportation against damage from mechanical stress, such as impact, shock or vibration;

“ISO” refers to the International Organization for standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

“ISO 9001” is a quality management system model published by ISO with guidance and tools for companies and organizations who want to ensure that their products and services consistently meet customers’ requirements, and that quality is consistently improved;

“ISTA” refers to International Safe Transit Association;

“Lamination” is the process of laminating a very thin film of substance on to the printed sheets;

“LC Machine” is an innovative new polymer clay rolling and sheeting machine from Lucy Clay Tools;

“LC MS” refers to liquid chromatograph-mass spectrometer;

“MP Production Site” refers to our production base in the PRC situated at No. 4 Industrial Zone, Shui Tian Community, Shi Yan Street, Bao’an District, Shenzhen, the PRC;

“OEM” refers to original equipment manufacturing, a type of manufacturing under which products are manufactured in whole or in part in accordance with the brand owners’ specifications and are marketed under the brand owners’ own brand names;

“Offset printing” is a printing technique involving setting images and words on paper through a series of metal plates and rubber mats;

“Outer packaging” is the outermost protection of a composite or combination packaging and serves to protect the contents during transportation, against damage from mechanical stress, such as impact, shock or vibration;

“Packaging products” are printed paper products sold by the Company, which can be corrugated and mainly used for inner packaging purpose;

“Pre-press” refers primarily to pre-press color management to enhance the color image and quality of the product;

“Printing plate” is a plate used in the printing process on which an image is put through photomechanical, photochemical or laser processes;

“Screen printing” is a technique involving the imprinting of digital designs on substrates;

“Sq.m.” refers to square meters;

“TAPPI” refers to the Technical Association of Pulp and Paper Industry;

“UV coating” refers to the application of ultraviolet coating to printed surfaces to improve the protectiveness of the product;

“XRF” refers to X-Ray Fluorescence Spectrometer;

“Yee Woo Production Site” refers to our production base in the PRC situated at Yi He Industrial Zone, No. 137 Bao Shi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, the PRC.

Others:

Our business primarily conducted in Hong Kong and the financial records of our subsidiaries in Hong Kong are maintained in HKD, their functional currency. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7658 on June 30, 2021, as published in statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The relevant exchange rates are listed below:

	For the Six Months Ended December 31,	For the Years Ended June 30,
	2021	2021	2020
Period Ended USD:RMB exchange rate	6.36	6.45	7.07
Period Average USD:RMB exchange rate	6.43	6.62	7.03
Period Ended USD:HKD exchange rate	7.80	7.76	7.75
Period Average USD:HKD exchange rate	7.78	7.76	7.79
Period Ended USD:VND exchange rate	22,816	23,001	23,126
Period Average USD:VND exchange rate	22,802	23,068	23,164

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Ming Hung Lai,” even though, in Chinese, Mr. Lai’s name is presented as “Lai Ming Hung.”

We have relied on statistics provided by a variety of publicly available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

Overview

Founded in 1978, we are a long-established paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate two production facilities in Guangdong Province of the PRC. We also operate a supply chain management business to service our global clients who source their packaging needs from Vietnam and other Association of Southeast Asian Nations (“ASEAN”) countries. We have also established offices in Hong Kong and Vietnam to service our customers outside the PRC.

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, who engaged in the sale of Corrugated Paper in Hong Kong and developed a vision to becoming a one-stop integrated services provider for paper related products. Since our inception, through the continued efforts of our founder, the second generation and third generation of the family, we have diversified our business segments beyond the sale of Corrugated Paper to production and sale of packaging products and corrugated products with deliveries to, among others, PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany. Throughout our years of dealings, we have developed and accumulated extensive industry experience and capabilities in relation to design and production of packaging products and corrugated products, packaging costing management, and print quality consistency control. We plan on further expanding our business in packaging products supply chain management solution to assist our global customers who source their supplies from regions in Southeast Asia.

We offer paper-based inner and outer packaging products which can be broadly categorized into packaging products and corrugated products.

We adopt a one-stop integrated services approach with an objective to cover the entire value chain for paper-based inner and outer packaging products and related components for our customers. We offer the Total Packaging Solutions to our customers and our integrated business processes include market research, research and development, packaging design and development, raw materials procurement, color management, product testing, quality control and delivery services as well as our core business of the production and sale of packaging products and corrugated products. We believe our one-stop integrated service approach offers a cost-effective and time efficient means for our customers to obtain tailor-made and comprehensive printing solutions and provides our customers with greater operational efficiency and flexibility. Our diverse offerings are intended to offer flexibility for our customers to combine different printing solutions with other value-added services to achieve their packaging objectives and needs. We believe we have created synergies among our different processes, such as collaboration between our product design and development and in-house product testing conducted at our laboratory at MP Production Site to enhance the quality of our packaging products and corrugated products.

For further information about our Group’s business and operations, please refer to the section headed “Business” in this prospectus.

Corporate Structure

The following diagram sets forth the structure of the Company as of the date of this prospectus:

Competitive Strengths

●	We are a multi-generational business with a long operating history, and we possess rich experience and leading technology

●	Our production facilities are strategically located in close proximity to our major customers and major suppliers with readily access to major infrastructure in Guangdong Province in the PRC.

●	We are a leading one-stop integrated services provider for paper-based inner and outer packaging products offering packaging products and corrugated products with business operations in the PRC, Hong Kong and Vietnam.

●	Over the years, we have developed stable business relationships with our major customers and suppliers.

●	We are committed to maintaining high safety standard and quality control that match with our credentials.

●	We have a dedicated management team with in-depth industry experience.

●	We have developed a supply chain management solution that utilizes our decades of our industry experience to service customers with effective supply chain solutions.

Coronavirus (COVID-19) Update

Taking into account of the current state of affairs including the widespread vaccination in the PRC, we currently assess that the likelihood where we will be forced to completely suspend our business operations is extremely remote. However, the actual impact caused by the outbreak of COVID-19 will depend on its subsequent development, and there remains a possibility of further outbreak of COVID-19 forcing complete suspension of our business operations in the PRC, Hong Kong or Vietnam. The impact in such an event may be out of our control and beyond our estimation and assessment.

Customers and suppliers

There were no material disruptions to our procurement and sales deliveries during COVID-19. In spite of certain lockdown policies and travel restrictions in place, our MP Production Site and Yee Woo Production Site remained in close proximity to our major customers and major suppliers mostly located in Guangdong Province such as Huizhou, Dongguan and Shenzhen. Shipment restrictions of our deliveries to Vietnam and other overseas countries accounting for majority of our export sales (excluding the PRC) were not restricted as of the date of this prospectus. With dedicated efforts of our sales team, we strived to keep an ongoing dialogue with our business partners and there had not been any material penalties or damages in the event of delay of our product deliveries due to COVID-19.

Production activities in the PRC

There has been limited impact of COVID-19 on our production activities at our MP Production Site and YW Production Site. Our MP Production Site and YW Production Site were closed during the extended Chinese New Year holidays nationwide during 2020.

As most of our employees were able to resume duties by end of February 2020 and our sales picked up during the remaining year when our major customers resumed operations, there were no apparent impacts on our production output during the year ended June 30, 2021 compared with that in 2020.

We implemented government-approved policies and conducted training sessions on epidemic control and personal hygiene for our factory workers to have helped effectively prevent COVID-19 outbreak at our production sites.

Plans

Since the COVID-19 outbreak, we have implemented stringent measures to prevent COVID-19 infections at our work places. These measures include:

●	requiring employees returned from key epidemic areas to have quarantine at home or the places designated by the government;

●	measuring the temperature of all employees before they enter into working areas to ensure no employees with COVID-19 symptoms are working in our offices and production sites;

●	requiring employees to wear sanitary masks at all times;

●	providing disinfecting products including sanitizers and alcohol disinfectant to employees for their personal hygiene;

●	regularly cleaning and disinfecting the workplace and other public areas such as cafeterias and rest area;

●	requesting new employees to have nucleic acid test for COVID-19.

Summary of Risk Factors

Investing in our common stock involves a high degree of risk. Below is a summary of material factors that make an investment in our common stock speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 15 of this prospectus.

Risks Related to Doing Business in the PRC

●	We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers. If PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. See pages 16-17 of this prospectus.

●	Because we are a Cayman Islands corporation and most of our business is conducted in the PRC, shareholders may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. See page 18 of this prospectus.

●	Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. Thus, there are uncertainties in the interpretation and enforcement of PRC laws and regulations which could limit the legal protection available to you and us. See pages 18, 19 and 20 of this prospectus.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. See page 19 of this prospectus.

●

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position. See pages 20-21 of this prospectus.

●

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. See page 22 of this prospectus.

●

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations. See page 22 of this prospectus.

●

Because some of our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. See page 23 of this prospectus.

●	Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business. See page 25 of this prospectus

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China. See page 25 of this prospectus

●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. See page 26 of this prospectus.

●	The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. See page 26 of this prospectus.

●	We may be required to obtain permission from Chinese authorities to operate and issue securities to foreign investors in this offering and/or listing on the Nasdaq Stock Market, and if required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless. If we are subsequently advised by any Chinese authorities that permission for this offering and/or listing on the Nasdaq Stock Market was required, we may not be able to obtain such permission in a timely manner, if at all. If this risk occurs, our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. See pages 27-28 of this prospectus.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. See pages 28-29 of this prospectus.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. See page 29 of this prospectus.

 Risks Related to Our Business

●	Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate raw materials supply from manufacturers or other suppliers and the prices of these materials are often subject to short-term changes. Our inability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows. See page 31 of this prospectus.

●	We may not be able to maintain long-term relationships with our third-party suppliers and long supply chains, as a result, our business can be interrupted and our product quality may suffer. See page 31 of this prospectus.

●	We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues. See page 31 of this prospectus.

●	We rely on third-party suppliers and long supply chains, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected. See page 31 of this prospectus.

●	Our failure to evaluate our customers credit profiles could result in a delay in settling our accounts receivable and could materially and adversely impact our operating cash flow which may result in a material and adverse impact on our business operations. See page 32 of this prospectus.

●	Disruption to our production facilities and liability in connection with industrial accidents could materially and adversely affect our operations. See page 33 of this prospectus.

●	As a “controlled company” under the rules of the Nasdaq, we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders. See page 37 of this prospectus.

●	Since Ming Hung “Matthew” Lai and his family members own 100% of our Ordinary Shares, and will own at least [-] % of our Ordinary Shares following the Offering, he will have great impact in electing directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution. See page 37 of this prospectus.

●	Our business is heavily dependent on retainment of key suppliers and customers. See page 31 of this prospectus.

●	We may not be able to attract and retain qualified and skilled employees. See page 34 of this prospectus.

●	We may face difficulty maintaining our company reputation. See page 34 of this prospectus.

 Risks Related to Intellectual Property

●

Our business’s value depends in part on our ability to protect our intellectual property, customer and employee information and data and our protections may be insufficient to protect our material intellectual property rights in China and elsewhere. Any failure to protect our proprietary intellectual property and information or material infringements of our intellectual property could have a significant adverse effect on our business and results of operations. See page 38 of this prospectus.

●	In the future, third parties may challenge the inventorship or ownership of our designs and other intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend. If we are not successful in any challenge, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position. See page 39 of this prospectus.

●

Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use that could compromise or result in a breach the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization which could adversely affect our business. See page 39 of this prospectus

Risks Related to Doing Business in Vietnam

●	The economy and high inflation rate in Vietnam may be subject to continued periods of high inflation which could materially and adversely affect our business, financial operation and results of operations. See page 40 of this prospectus.

●	The legal system of Vietnam differs from most common law jurisdictions because laws and regulations are subject to broad and varying interpretations by government officials and courts. Thus, conflicting interpretations between local regulators in different provinces and between different ministries, may create confusion over key issues. Although the Vietnamese government has made progress in the development of laws and regulations, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies that may adversely affect our business, financial condition and results of operations. See pages 40-41 of this prospectus.

●	Vietnam’s currency is Vietnamese Dong (“VND”), which is not generally freely convertible into other currencies, Although the government allows foreign invested enterprises to convert VND into other currencies for repatriation of profits from their Vietnam operations abroad, any future tightening of foreign control laws may impair our ability to repatriate profits and adversely affect our results of operations and our financial conditions may be materially and adversely affected. See page 41 of this prospectus.

Risks Related to this Offering

●	Our initial trading price for our Ordinary Shares may be volatile due to factors outside of our control and regardless of our operating performance, and you may incur losses. See page 41-42 of this prospectus.

●	You may experience immediate and substantial dilution in the net tangible book value of shares of common stock purchased because the initial public offering price of our shares is substantially higher than the pro forma net tangible book value per Ordinary Share. See page 45 of this prospectus.

●	You may not receive dividends for the foreseeable future because we do not intend to pay out dividends, and any return on investment will be dependent upon the market price of our Ordinary Shares. See page 41 of this prospectus.

●	You may face difficulties in protecting your interest as a shareholder because we are incorporated under Cayman Islands law. Thus, your ability to protect your rights through U.S. courts may be limited since rights of shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. See paged 45-46 of this prospectus.

Implication of Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that an issuer’s audit reports issued by a registered public accounting firm have not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such issuer’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

As of the date of the prospectus, WWC, P.C., our auditor, is not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB in December 2021. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Further, these recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” On page 28.

Transfers of Cash to and from Our Subsidiaries

Millennium Group International Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries in Hong Kong, the PRC and Vietnam. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Millennium Group International Holdings Limited is permitted under the Cayman Islands laws to provide funding to our subsidiaries in the PRC, Hong Kong and Vietnam through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the current Hong Kong laws, each of our subsidiaries in Hong Kong is permitted under the laws of Hong Kong to provide funding to their respective direct registered shareholder(s) and/or holding company(ies) through dividend distribution without restrictions on the amount of the funds, subject to availability of distributable profits and sufficient cash to maintain going concern and solvency of the relevant Hong Kong subsidiary and any contractual obligations owed to third parties prohibiting or restricting dividend distributions. Each of our subsidiaries in Vietnam is also permitted under the laws of Vietnam and Hong Kong to provide funding to Millennium Group International Holdings Limited through dividend distribution without restrictions on the amount of the funds.

Our ability to pay dividends is primarily dependent on us receiving distributions of funds from Millennium Printing (Shenzhen) Co., Ltd., Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd., and Huizhou Yimeinuo Industry Co., Ltd. (collectively as the “PRC subsidiaries”). Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of these subsidiaries. As of December 31, 2021, June 30, 2021 and 2020, amounts restricted are the statutory reserve of the PRC subsidiaries, which amounted to US$1,199,058, US$733,182 and US$472,223, respectively. During the six months ended December 31, 2021 and the years ended June 30, 2021 and 2020, the PRC subsidiaries attributed US$465,876, US$276,039 and US$361,915 of retained earnings for their statutory reserves, respectively.

On September 1, 2020, Yee Woo Shenzhen, a China-based subsidiary, declared dividend in the amount of US$9.3 million, with dividend withholding tax provision approximately US$0.9 million, to its then 100% shareholder YWPPC, a Hong Kong subsidiary, which was considered as intragroup transaction when declared. As disclosed on pages F-8 and F-40 of this prospectus, YWPPC was departed from the group on December 31, 2020 and since then YWPPC was de-recognized from the Group resulting in a dividend payable US$8.4 million, net of dividend withholding tax provision of US$0.9 million, to the Controlling Shareholders. At year end, the dividend payable to the Controlling Shareholders US$8.4 million was waived by the Controlling Shareholders and such waiver of amounts payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2021.

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders on June 30, 2022, and such amount payable to shareholders will be capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022. This is the capitalization from dividend payable to shareholders to addition paid-in capital as at June 30, 2022. This subsequent event has been properly disclosed on pages F-33 and F-62 of this prospectus.

Other than these two recapitalization exercises, there have been no other transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2020 and 2021 and for the six months ended December 31, 2021 and up to the date of the prospectus.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Cayman Companies Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further Cayman statutory restriction on the amount of funds which may be distributed by us by dividend.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable by us or required to be withheld by us in Hong Kong in respect of dividends paid by Millennium. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Millennium to each Hong Kong subsidiary or from each Hong Kong Subsidiary to Millennium. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit our PRC subsidiaries to pay dividends to Millennium HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our common stock.

Cash dividends, if any, on our common stock will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from our PRC subsidiaries to Millennium HK. Certain payments from our PRC subsidiaries to Millennium HK are subject to PRC taxes, including business taxes and VAT. As of the date of this prospectus, our PRC subsidiaries have not made any transfers or distributions.

Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by all PRC subsidiaries to their respective immediate holding companies in Hong Kong. In the past, Millennium Printing International Limited and Yee Woo Paper Packaging (China) Company Limited had applied for and obtained the tax resident certificate from Hong Kong tax authority. As of the date of this prospectus, Millennium Shenzhen currently does not have plan to declare and pay dividends to Millennium HK and we have not applied for the tax resident certificate of Millennium HK from the relevant Hong Kong tax authority. Millennium HK intends to apply for the tax resident certificate when Millennium Shenzhen plans to declare and pay dividends to Millennium HK. When Millennium Shenzhen plans to declare and pay dividends to Millennium HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions. See “Risk Factors - Risks Related to Doing Business in the PRC - We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our common stock.”

Regulatory Permissions

As of the date of this prospectus, as advised by our PRC counsel, Zhong Lun Law Firm, in accordance with the applicable PRC laws and regulations currently in effect, we and our subsidiaries, (1) have obtained all necessary permissions from PRC authorities to operate our business, (2) are not required to obtain permission from any PRC authorities to issue our securities to foreign investors, (3) are not subject to permission requirements from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC governmental agencies that is required to approve our PRC subsidiaries’ operations, and (4) have not received or were denial such permission by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we or our subsidiaries will be required to obtain permission from the PRC government to list on the U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (i) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations currently in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the Cyberspace Administration of China, or CAC, jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that (1) operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, or (2) any online platform operator that controls personal information of more than one million users seeking to be listed in a foreign country shall conduct a cybersecurity review by the cybersecurity review office. Since neither we are an operator of critical information infrastructure, nor are we an online platform operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC, CAC or other regulatory agencies take a view that is contrary to ours and later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Approval	Recipient	Issuing body	Date of grant	Validity
Business License	Millennium Printing (Shenzhen) Co., Ltd.	Shenzhen Administration For Market Regulation Administration Bureau	May 15, 2018	Until December 3, 2037
Printing License	Millennium Printing (Shenzhen) Co., Ltd.	Shenzhen Press and Publication Bureau	November 2, 2020	Until December 31, 2025
Certificate of customs declaration unit registration	Millennium Printing (Shenzhen) Co., Ltd.	Shenzhen Customs of PRC	January 25, 2016	Long-term
Filing of Foreign Trade Operators	Millennium Printing (Shenzhen) Co., Ltd.	Archival Filing and Registration of Foreign Trade Business Operators	May 17, 2013	N/A
Pollutant Emission Permit	Millennium Printing (Shenzhen) Co., Ltd.	Bao’an Administration Bureau of Shenzhen Municipal Ecology and Environment Bureau	December 8, 2019	Until December 7, 2022
Business License	Yee Woo Paper Industry (Shenzhen) Co., Ltd.	Shenzhen Administration For Market Regulation	November 24, 2020	Until August 21, 2031
Printing License	Yee Woo Paper Industry (Shenzhen) Co., Ltd.	Shenzhen Press and Publication Bureau	November 12, 2020	Until December 31, 2025
Certificate of Customs Declaration Agent Registration	Yee Woo Paper Industry (Shenzhen) Co., Ltd.	Shenzhen Customs of PRC	December 5, 2018	Long-term
Filing of Foreign Trade Operators	Yee Woo Paper Industry (Shenzhen) Co., Ltd.	Archival Filing and Registration of Foreign Trade Business Operators	May 15, 2013	N/A
Pollutant Emission Permit	Yee Woo Paper Industry (Shenzhen) Co., Ltd.	Bao’an Administration Bureau of Shenzhen Municipal Ecology and Environment Bureau	December 18, 2019	Until December 17, 2022
Food Sanitation Permit (dining hall for employees)	Yee Woo Paper Industry (Shenzhen) Co., Ltd	Shenzhen Food and Drug Administration	December 21, 2018	Until December 20, 2023
Business License	Millennium (Huizhou) Technology Co., Ltd.	Market Supervision Administration of Huiyang District of Huizhou	January 19, 2020	Long-term
Business License	Huizhou Yimeinuo Industry Co., Ltd.	Market Supervision Administration of Huiyang District of Huizhou	May 29, 2020	Long-term
Business License	Putian Xiqi Branding Strategy Co., Ltd.	Market Supervision Administration of Chengxiang District of Putian	December 3, 2020	Until September 29, 2047
Business License (Kunshan Branch)	Putian Xiqi Branding Strategy Co., Ltd.	Kunshan Municipal Administration for Market Regulation	January 8, 2020	N/A
Business License	Millennium Packaging Technology (Huizhou) Co., Ltd.	Market Supervision Administration of Huiyang District of Huizhou	April 13, 2020	Long-term

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, The CAC or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

For more detailed description, see “Risk Factors—Risks Related to Doing Business in the PRC—We may be required to obtain permission from Chinese authorities to operate and issue securities to foreign investors in this offering and/or listing on the Nasdaq Stock Market, and if required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.” on page 27 and “Risk Factors—Risks Related to Doing Business in the PRC—We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.” on page 16.

Corporate Information

Our principal executive office is located at Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong, Kowloon, Hong Kong. The telephone number of our principal executive offices is +852 36195768. Our registered agent in the Cayman Islands is Ogier Global (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at https://www.millennium-gp.com/. Despite the fact that some information contained in this prospectus may also be found on our website, you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We intend to take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempted from certain rules under Section 14 of the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules with respect to their purchases and sales of our Ordinary Shares. Moreover, we are not required to file periodic reports and financial statements with the SEC, as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time when more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implication of Being a Controlled Company

We are and will remain, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules as our Chairman of the Board, Mr. Ming Hung Lai, together with his family, indirectly owns and holds more than 50% of the voting right represented by our outstanding Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering.

Additionally, pursuant to Nasdaq’s phase-in rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to comply fully with the Nasdaq listing standards. We do not plan to rely on the phase-in rules for newly listed companies and will comply fully with the Nasdaq listing standards at the time of listing.

See “Risk Factors – Risks Related to Our Business – As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

The Offering

Issuer:	Millennium Group International Holdings Limited, a Cayman Islands exempt holding company

Securities offered:	5,000,000 Ordinary Shares

Offering price:	Between $ 5.00 to $6.00

Ordinary shares outstanding immediately before the offering:	20,000,000 Ordinary Shares

Ordinary shares outstanding immediately after the offering:	25,000,000 Ordinary Shares (not including the Ordinary Shares underlying the Underwriter Warrants)

Underwriter’s warrants:	Upon the closing of this offering, we will issue to the Underwriter warrants to purchase 7% of the aggregate number of Ordinary Shares sold in the offering at a price equal to 120% of the price of our Ordinary Shares offered hereby. The warrants are exercisable commencing six (6) months after the closing of from the date of commencement of this offering and will terminate five (5) years after the effective date of the registration statement of which this prospectus forms a part from the commencement of sales of this offering. The registration statement of which this prospectus is a part also covers the Ordinary Shares issuable upon the exercise thereof. See “Underwriting” for more information on the Underwriter’s warrants.

Use of Proceeds:	We intend to use the proceeds from this offering for the establishment of new printing/packaging factories, purchase of new machines and general working capital. See “Use of Proceeds” for more information.

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus starting on page 15 before deciding to invest in our Ordinary Shares.

Transfer Agent:	VStock Transfer, LLC

Proposed trading market and symbol:	We have applied to list our Ordinary Shares on the Nasdaq Capital Market under symbol “MGIH”. We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Doing Business in the PRC

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.

We are a holding company and conduct substantially all of our business through our PRC subsidiaries, which are limited liability companies established in China. We may rely on dividends to be paid by our PRC subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by all our PRC subsidiaries to their respective immediate holding company in Hong Kong. In the past, Millennium Printing International Limited and Yee Woo Paper Packaging (China) Company Limited had applied for and obtained the tax resident certificate from Hong Kong tax authority. As of the date of this prospectus, Millennium Shenzhen currently does not have plan to declare and pay dividends to Millennium HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Millennium HK intends to apply for the tax resident certificate when Millennium Shenzhen plans to declare and pay dividends to Millennium HK. When Millennium Shenzhen plans to declare and pay dividends to Millennium HK and when we intend to apply for the tax resident certificate for Millennium HK from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC where we operate regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that (1) operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, or (2) any online platform operator that controls personal information of more than one million users seeking to be listed in a foreign country shall conduct a cybersecurity review by the cybersecurity review office.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an operator of critical information infrastructure, nor are we an online platform operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation (“SMAR”), formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Because we are a Cayman Islands corporation and most of our business is conducted in the PRC, shareholders may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are a company limited by shares incorporated in the Cayman Islands and conduct our operations substantially in China. Almost all of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. All of our officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

Substantial uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

The PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including imposing any industry-wide policies on certain industries in the implementation of economic policies, could have a significant effect on the relevant industry landscape or cause significant changes to our business operations.

In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all time, and may face regulatory investigation, fines and other penalties as a result. As a result of any changes in the government-mandated industrial policies, including the amendment to and/or enforcement of the related laws and regulations, companies with China-based operations, including us, and the industries in which we operate could face significant compliance and operational risks and uncertainties. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our common stock may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which were available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, which require that (1) operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, or (2) any online platform operator that controls personal information of more than one million users seeking to be listed in a foreign country shall conduct a cybersecurity review by the cybersecurity review office. While the Measures for Cybersecurity Review (2021) become final, there is still uncertainty regarding, among many aspects, the implementation of the Measures for Cybersecurity Review (2021). The review focuses on several factors, including, among others, (1) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (2) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Cybersecurity Review Measures has become final, there is still uncertainty regarding, among many aspects, the implementation and interpretation of the Cybersecurity Review Measures.

Under the current Cybersecurity Review Measures, subject to any further interpretation of the CAC and other relevant authorities, we believe we may not be subject to the cybersecurity review by the CAC for this offering, as the company is primarily engaged in the design and manufacturing. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we cannot assure you that we can fully or timely comply with such legal or regulatory requirements. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the proposed offering, and disruptions to our operations, as well as result in negative publicity regarding our company, and divert our managerial and financial resources.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

There are Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes and prior court decisions may be cited for reference but have limited precedential value. Our PRC legal system is evolving rapidly, but its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoiding conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC subsidiary, we may make loans or may make additional capital contributions to our PRC subsidiary, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”).

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the Ministry of Commerce (“MOFCOM”) or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Most of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Furthermore, from time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” issued by the State Council. A foreign invested enterprise under PRC law, or an FIE, would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Because some of our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

For those businesses conducted in the PRC, our books and records are maintained in RMB, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are offered in United States dollars, we will need to convert some of the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.

We are a holding company, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our Ordinary Shares and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in China, may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, and staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has provided certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in Hong Kong, it is unclear if the PRC tax authorities will determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owner of the relevant dividends and the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. We intend to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by making social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for and on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by the Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies with the applicable housing provident fund management center is compulsory, and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

We have not adequately paid social insurance and housing provident fund contributions for our employees. According to the Social Insurance Law of the People’s Republic of China, we may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.05% of the outstanding amount for each day of delay. Further, we may be liable for a fine of one to three times the amount of the outstanding contributions, provided that we still fail to pay the outstanding social insurance contributions within the prescribed deadline. In addition, according to the Regulations on the Administration of Housing Provident Fund, we may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit. If we fail to deposit such amounts within the time limit, the Center may petition a people’s court to enforce the payment.

For the years ended June 30, 2021 and 2020, the Company has an estimate of $786,074 and $696,947 in under-payment of employee social insurance contributions and housing provident funds contributions which is accrued in our consolidated financial statement, respectively.  However, given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date of this Prospectus, the Company had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date of this Prospectus, the Company had not received any complaint or report on outstanding social insurance premiums or housing funds, nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; (v) the Company had not been subject to any administrative penalties; (vi) we have obtained confirmations  from competent local social insurance and/or housing provident funds authorities, stating that there was no due and unpaid social insurance contributions and housing provident funds or no administrative penalty has ever been imposed on the Company; (vii) the Company had received oral confirmation from the relevant local governmental authority that the Company was allowed to commence to make adequate social insurance contribution for its employees upon the elapse of a 3-year transitional period starting from June 2021, the Company has not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the six months ended December 31, 2021 and as of the date of this prospectus. As of the date of the prospectus, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance and housing provident fund contributions for our employees, our financial condition may be negatively impacted.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, network carriers and other partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect consumers’ discretionary spending levels and therefore adversely impact our business. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect our business.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on Nasdaq in the context of this offering, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules.

However, our PRC counsel has further advised us that there remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

We may be required to obtain permission from Chinese authorities to operate and issue securities to foreign investors in this offering and/or listing on the Nasdaq Stock Market, and if required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.

As of the date of this prospectus, neither the Company nor any of our subsidiaries have applied for, received or been denied approval from any Chinese authorities to issue securities in this offering and/or list on the Nasdaq Stock Market; and neither we nor any of our subsidiaries have received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. We believe that we are not required to obtain permission from Chinese authorities to operate and issue these securities to foreign investors or list on the Nasdaq Stock Market based on the PRC laws, regulations and rules currently in effect. However, if we are subsequently advised by any Chinese authorities that permission for this offering and/or listing on the Nasdaq Stock Market was required, we may not be able to obtain such permission in a timely manner, if at all. If this risk occurs, our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The Notice of the State Council on Further Strengthening the Administration of Share Issues and Listings Overseas, or the 97 Circular, was promulgated by the State Council on June 20, 1997, which regulates that an unlisted Chinese investment company or a listed company with Chinese investment holdings which is registered overseas shall not apply to issue shares and list a company overseas which involve domestic assets in the form of overseas assets which were invested in China and beneficially owned by the company owned for less than three (3) years. If there are special circumstances, the application must be submitted to the CSRC for examination and verification and then presented to the Securities Committee of the State Council for examination and approval. At the conclusion of these market listing activities, the unit which holds the domestic shareholders’ rights must notify the CSRC of the details of the case for the record. As of the date of this prospectus, we are neither required to or will have applied to the CSRC for examination and verification nor presented to the Securities Committee of the State Council for examination and approval. Any party which violates the above provisions could be punished for the unauthorized issue of share certificates. The relevant department could impose an administrative penalty under the direction of the responsible department in charge. The higher-level department in charge of the unit involved may also punish the persons in charge of the unit and the persons directly responsible. Penalties will take the form of dismissal from a work post through to expulsion. A case which constitutes a crime will be transferred to a judicial organ which will pursue criminal liability in accordance with the law. In addition, the CSRC will impose penalties on the units involved and relevant intermediary organizations and liable persons in accordance with the Provisional Regulations on the Administration of the Issuing and Trading of Stocks and other relevant regulations. In the M&A rules, there are some additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise in some instances such as involving key industries, that will or may affect the security of the national economy, or results in the transfer of actual control rights of a well-known trademark or established Chinese trade name owned by a domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Compliance with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that (1) operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, or (2) any online platform operator that controls personal information of more than one million users seeking to be listed in a foreign country shall conduct a cybersecurity review by the cybersecurity review office.

Thus, there is some uncertainty as to how PRC governmental authorities will regulate overseas listing in general. Assuming that the Draft Overseas Listing Regulations would take effect in its current form and content, we may have difficulties in obtaining such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. In the event that we are subsequently advised by any Chinese authorities that the CSRC approval or any regulatory approval is required for this offering, or if the CSRC or any other PRC government authorities promulgates any new laws, rules or regulations or any interpretation or implements rules before our listing that would require us to obtain the CSRC or any other governmental approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, WWC, P.C., is based in San Mateo, California, and therefore is not affected by this mandate by the PCAOB.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules and regulations will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside in Hong Kong. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Our production facilities are subject to environmental laws in the PRC and any failure to comply with environmental regulations would expose us to penalties, fines, suspensions or actions in other forms.

Certain of our production process emit exhaust gas, waste water, solid waste or produce noise from our production process. In this regard, our production process is subject to certain environmental laws and regulations in the PRC, which impose standards on the emission and treatment of pollutants created during the production process of our products, and are required to obtain environmental protection assessment approval and acceptance from the relevant PRC government authorities for the operation of our plant periodically. Please refer to the section headed “Regulatory Overview” in this document for further details. Any failure to meet the standards as required under local laws and regulations could subject us to fines, warnings and/or orders from relevant government authorities to rectify the problem within a specified period of time. In order to rectify such situations, we may be required to suspend our production temporarily or even permanently in cases of serious non-compliance. Should this situation arise, our business reputation, financial conditions and results of operations may be materially and adversely affected.

In addition, environmental laws and regulations may be amended from time to time and we may not be able to respond to such changes in a timely manner. We cannot assure you that our existing environmental policies and control will be able to meet future environmental policies and requirements and we may be required to incur additional costs to comply with such future requirements, which may be more stringent than present laws and regulations. In such situation, our capital expenditure and cost of production will increase unexpectedly, which may materially and adversely affect our financial conditions and business operations.

There are uncertainties with respect to indirect transfers of assets (including equity interests) of our PRC subsidiaries.

In February 2015, the SAT issued the Announcement on Certain Issues Concerning Enterprise Income Tax for Indirect Transfers of Assets by Non-Resident Enterprises, or Circular 7. Circular 7 provides comprehensive guidelines relating to, and also heightens the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident enterprise of assets (including equity interests) of a PRC resident enterprise (“PRC Taxable Assets”).

Circular 7 specifies that the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC Taxable Assets when a non-resident enterprise transfers PRC Taxable Assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC Taxable Assets by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC Taxable Assets if such transfer is deemed to have been conducted for the purposes of avoiding PRC enterprise income taxes and without any other reasonable commercial purpose. Although Circular 7 contains certain exemptions, it remains unclear whether any exemptions under Circular 7 will be applicable to the transfer of our Shares on a public market by our non-resident enterprise Shareholders or to any future acquisition by us outside of the PRC, or other transactions in relation to the transfer of shares in our Company, involving PRC Taxable Assets. As a result, the PRC tax authorities may deem any transfer of our Shares by our Shareholders that are non-resident enterprises, or any future acquisition by us outside of the PRC involving PRC Taxable Assets to be subject to the foregoing regulations, which may subject our Shareholders or us to additional PRC tax reporting obligations or tax liabilities.

Risks Related to Our Business

We may be unable to achieve or maintain profitability.

We have set goals to achieve profitability and if achieved, to progressively improve our profitability over time by growing our sales, increasing our gross margin and reducing our expenses as a percentage of sales. There can be no assurance that we will achieve our enhanced profitability goals. Factors that could significantly adversely affect our efforts to achieve these goals include, but are not limited to, the failure to:

●	grow our revenue through organic growth or through acquisitions;

●	improve our revenue mix by investing (including through acquisitions) in businesses that provide higher margins than we have been able to generate historically;

●	achieve improvements in purchasing or to maintain or increase our rebates from vendors through our vendor consolidation and/or low-cost country initiatives;

●	improve our gross margins through the utilization of improved pricing practices and technology and sourcing savings;

●	maintain or reduce our overhead and support expenses as we grow;

●	effectively evaluate future inventory reserves;

●	collect monies owed from customers;

●	maintain relationships with our significant customers and suppliers; and

●	integrate any businesses acquired.

Any of these failures or delays may adversely affect our ability to increase our profitability.

We are subject to competitive pricing pressure from our customers.

Certain of our largest customers historically have exerted significant pressure on their outside suppliers to keep prices low because of their market share and their ability to leverage such market share in the highly competitive environment. The economic downturn has resulted in increased pricing pressures from our customers. If we are unable to generate sufficient cost savings to offset any price reductions, our financial condition, operating results and cash flows may be adversely affected.

Our business depends on our ability to offer high-quality product and service that meets user preferences and demands.

We rely on our experience from past and current operations to offer, manage, and refine our high-quality product and service, which may not be effective as customer preferences and market trends change. If we are unable to expand into new clients or further develop existing clients, our business may be adversely affected.

If we are unable to maintain the high and consistent quality and integrity of our packaging and continue to enhance our value-added services to our customers, we may experience a decline in profit margin and business.

Raw materials shortages may impair our operating results.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate raw materials supply from manufacturers or other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. However, the loss of, or substantial decrease in the availability of, raw materials from our suppliers, could adversely impact our financial condition, operating results and cash flows. In addition, supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting raw materials or shipments, transportation disruptions or other factors beyond our control. A disruption in the timely availability of raw materials by our key suppliers would result in a decrease in our revenues and profitability, especially in our business units with supplier concentration. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with raw materials on commercially reasonable terms, or at all, would put pressure on our operating margins and have a material adverse effect on our financial condition, operating results and cash flows. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always passed on to our customers. Our inability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

We had one significant customer which accounted for 10.5% of our total revenues for the six months ended December 31, 2021, and no significant customer accounted for more than 10% of our total revenues for the 6 months ended December 31, 2020. No significant customer accounted for more than 10% of our total revenues for the fiscal year ended June 30, 2021, and one significant customer accounted for 11.3% of our total revenues for the fiscal year ended June 30, 2020. We do not enter into long-term agreements with our customers, but supply is based upon purchase orders placed to us by customers from time to time. Therefore, we cannot be certain that sales to our customers, including our major customers, will continue. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

We rely on third-party suppliers and long supply chains, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected.

We buy our products and supplies from suppliers located in the PRC or southeast Asia. These suppliers manufacture and source their materials from the PRC and abroad. Our ability to identify and develop relationships with qualified suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is a significant challenge. We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers’ control. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products.

In addition, our key suppliers for paper are very capital-intensive operation with heavy financial funding. They also need to import their raw materials such as wastepaper and pulp through their supply chains which may be subject to some restrictions or tariff imposed by governments. The length and complexity of these supply chains make them vulnerable to numerous risks, many of which are beyond our control, which could cause significant interruptions or delays in delivery of our products. Factors such as political instability, the financial instability of suppliers, suppliers’ non compliance with applicable laws, trade restrictions, labor disputes, currency fluctuations, changes in tariff or import policies, severe weather, terrorist attacks and transport capacity and cost may disrupt these supply chains and our ability to access products and supplies. For example, if the government of China were to reduce or withdraw the tax benefits to our Chinese suppliers, the cost of some of our products may increase and our margins could be reduced. We expect an increasing portion of our raw materials to be imported in the future, which will further increase these risks. Moreover, these risks will be amplified by our ongoing efforts to consolidate our supplier base across our business units. A significant interruption in our supply chains caused by any of the above factors could result in increased costs or delivery delays and result in a decrease in our Net sales and profitability.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs, which do not fluctuate with Net sales. Consequently, a percentage decline in our Net sales could have a greater percentage effect on our operating income if we do not act to reduce our labor force or take other cost reduction actions. Any decline in our Net sales would cause our profitability to be adversely affected. Moreover, a key element of our strategy is managing our assets, including our substantial fixed assets, more effectively, including timely replacement of old machineries by more advanced machineries. Our failure to invest in new machines and technology to replace the old ones could have an adverse effect on our competitive edge, hence the results of operations and financial condition.

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon bank loans and proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We may require substantial additional funding in the future to meet our capital requirements for our production capacity expansion and to maintain operations and improve financial performance; however, we cannot assure you that we will be able to obtain capital in the future. In the event that we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts and decrease or eliminate capital expenditures. In addition, our operating results, our business results, and our financial position would be adversely affected. In the event that adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows, and financial condition.

Potential changes in the global economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities depends on the banks’ ability that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not meet their funding commitments to us if they experience shortages of capital and liquidity or experience excessive volumes of borrowing requests from other borrowers and us within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives, or failures of financial institutions that could adversely affect our access to the liquidity needed for our business. Any disruption could require us to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows, and financial position.

Failure to appropriately evaluate the credit profile of our customers and/or delay in settlement of accounts receivable from our customers could materially and adversely impact our operating cash flow. It may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition, and our business pursuits and prospects.

No bad debt write-off was recorded during the six months ended December 31, 2021. We recorded a bad debt write-off of $45,244 and $27,745 during the fiscal years ended June 30, 2021 and 2020, respectively. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 – 90 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow or various levels of approvals. For example, the average accounts receivable turnover period was approximately 95, 92 and 97 days for the six months ended December 31, 2021 and the fiscal years ended June 30, 2021 and 2020, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

While we have implemented policies and measures to improve our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue will not persist in the future given the nature of our business. Any deterioration of the credit profile of our customers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in a material and adverse impact on our business operations, results of operations, and financial condition.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

We may experience issues or defects with products that may lead to damage claims, recalls, withdrawals, or replacements of products. Any of these events could result in harm to our reputation, reduced demand by customers for our products, decreased willingness by our service providers to provide support for those products, or even loss of revenues. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other our competitors, any of which could have a significant adverse effect on our financial condition and results of operations.

Disruption to our production facilities and liability in connection with industrial accidents could materially and adversely affect our operations.

Our operations at our production facilities and warehouses are subject to operational risks. These risks include but are not limited to breakdown or failure of our machinery, disruption of power supply, natural disasters, fire and industrial accidents, which could result in temporary, permanent, partial or complete shut-downs of our operations. As a result, our operations and financial results could be materially and adversely affected. There is no assurance that our production facilities and warehouses will be free from any operational risks in the future. In the event that a fire incident happens, our production facilities and warehouses may be destroyed, and our neighboring properties may be adversely affected by the fire. For instance, the quality of our raw materials and finished products may be adversely affected by the smoke and heat. In these circumstances, our operations and delivery schedules may be materially affected, leading to customers dissatisfaction and even loss of customers. In addition, as our production process involves the operation of tools, equipment and machinery, industrial accidents resulting in injuries or even deaths may occur. There is no assurance that these industrial accidents, whether due to malfunctions of machinery or other reasons, will never occur in the future. In such event, we may be liable for personal injury or death and monetary losses suffered by our employees, fines or penalties or other legal liability arising from violation of applicable laws and regulations. We may also be subject to disruptions to our business caused by equipment and/or equipment shutdown for investigation or implementation of safety measures.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The China’s economic growth has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Our failure to successfully manage our business expansion, including our expansion into new areas of business, would have a material adverse effect on our results of operations and prospects.

We made investments in business expansion in line with our development strategy through organic growth in the past. In addition, we may, from time to time and when we deem appropriate, expand into new industries and markets which we believe have synergies with our existing operations. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

●	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction or expansion of production and printing facilities as required under the relevant PRC laws;

●	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

●	accumulate expertise and experience in managing the new businesses;

●	gain market acceptance for new products and services and establish relationships with new customers and suppliers;

●	achieve sufficient utilization of new production facilities to recover costs;

●	manage relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

●	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

●	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

●	divert significant management attention and resources from our other businesses; and

●	strengthen our operational, financial and management controls, particularly those of our future acquisitions, if any, subsidiaries, to maintain the reliability of our reporting processes.

Any significant difficulty in meeting the foregoing or similar requirements could delay or otherwise constrain our ability to implement our expansion plans or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

We may not achieve the benefits we expect from recent and future investments and acquisitions and our operations may be materially adversely affected by such investments and acquisitions.

We have made investments in acquisitions of land to build new production plants that we believe may complement our existing business or may improve the operation efficiency and effectiveness. While we believe these investment plans may benefit our business in the long term, such decisions may adversely impact our short- or medium-term operating results. Further, if these investment plans do not subsequently achieve the synergies we expect or do not generate the financial and operational benefits we expect, it will adversely affect our cash flow and financial results.

Growth of our business will partially depend on the recognition of our reputation. Failure to maintain, protect and enhance our reputation would limit our ability to expand or retain our customers, which would materially adversely affect our business, financial condition and results of operations.

Maintaining, protecting and enhancing our reputation remains critical to our business and market position. It depends on several factors, including our ability to:

●	maintain the quality and satisfaction of the products we offer;

●	maintain healthy relationships with customers and other business partners;

●	increase company awareness through marketing and Company promotion activities;

●	comply with relevant laws and regulations, particularly with respect to environmental protection, production safety and code of conducts;

●	compete effectively against existing and future competitors; and

●	preserve our reputation and goodwill generally and in the event of any negative publicity on our services and product quality.

A public perception that we, or other industry participants do not provide satisfactory products and services, even if factually incorrect or based on isolated incidents, could damage our reputation, undermine the trust and credibility we have established and negatively impact our ability to attract and retain customers, as well as our business, financial condition and results of operations.

Our success depends upon our ability to attract, train and retain experience workforce with technical knowhow and key personnel.

To be successful, we must attract, train and retain a large number of highly qualified staff with relevant technical knowledge while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and other related costs for staff benefits. We compete with other businesses for these talented workers and invest significant resources in training and motivating them. There is no assurance that we will be able to attract or retain these skilled workers in the future. Moreover, if a number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, the effect on us may be negative, such as higher labor costs and more susceptible to operational stoppage or strike, all of these would adversely impact our reputation and business as a whole.

In addition, our business results also heavily depend upon the leadership and execution of our senior management as well as our sales personnel, vibrant and experienced sale teams who possess the industry experience and knowledge of the global market dynamics and trends. Our inability to retain or hire qualified managers or sales personnel at economically reasonable compensation levels would restrict our ability to grow our business, limit our ability to continue to successfully and profitably operate our business.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may need additional capital, and the sale of additional shares or other equity securities could result in dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our Company is in a capital and technology intensive industry which requires substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded a net operation cash inflow of $947,010, a net operation cash inflow of $5,340,755 and a net operation cash inflow of $5,440,174 for the six months ended December 31, 2021 and the fiscal years ended June 30, 2021 and 2020, respectively.  We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to paper price fluctuations.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were not subject to these rules. As a result, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting. We are not subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. As a result, we may not discover any problems in a timely manner, and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

As part of our initial public offering process, we engaged financial consultants to advise on accounting and financial reporting processes in conformity with U.S. GAAP, and our management and accounting department have since had a substantially improved understanding of U.S. GAAP and financial reporting requirements. We also plan to hire officers and employees who have knowledge and experience in U.S. GAAP and financial reporting process. Additionally, we have had a recruitment plan in place and have been searching for candidates for qualified internal audit personnel with appropriate knowledge of U.S. GAAP. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures include: (a) hiring qualified internal control personnel who will manage the implementation of internal control policies and procedures and improvement of the internal audit function; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as private companies in Hong Kong, the PRC and Vietnam. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Since one of our directors and his family members own 100% of our Ordinary Shares, and will own at least % of our Ordinary Shares following the Offering, they will have great impact in electing directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Our Chairman Mr. Ming Hung Matthew Lai and his family members currently collectively own 100% of our Ordinary Shares and will own at least   % of our Ordinary Shares following the Offering. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Because of the voting in concert agreement described elsewhere in this prospectus, our principal shareholders will continue collectively owning a majority of the voting power of our outstanding Ordinary Shares. Under Rule 5615(b)(1) of the Nasdaq Listing Requirement, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements.

Certain industry data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain industry data and information from third-party sources. We have not independently verified the data and information contained in such third-party publications and reports. Data and information in such third-party publications and reports may use third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The printing and packaging industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the printing and packaging industry against the projected rates may have materially adversely affect our business and the market price of our Ordinary Shares.

Global economic and other conditions may adversely affect the demand for our products and services.

Our industry depends upon the overall level of the global economic conditions and consumer spending. A continuous weakening global economic conditions, including any turmoil in the economy, distresses in financial markets, or reduced market liquidity, geo-political tensions, global epidemic, as well as increased government intervention, may adversely impact the demand for our products and services and our financial performance could be adversely affected.

Adverse market trends may affect our financial performance. Such trends may include, but are not limited to, the followings:

●	increasing complexity and volatility in the global economic and political conditions make planning and projection extremely challenging;

●	low levels of income and business confidence associated with recessionary environments which may in turn reduce consumer spending.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has experienced natural disasters, including earthquakes, extreme weather conditions   and any similar event could materially impact our business in the future. If a disaster or other disruption occurred that affects the regions where we operate our business, the resulting loss of personnel and damage to property could materially adversely affect our business. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. Since early 2020, a novel strain of coronavirus (“COVID-19”) spread globally and caused significant disruptions to global economy. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and characterized it as a pandemic on March 11, 2020.

To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business. Although the impact of Covid-19 on our business since its outbreak has been insignificant, it is difficult to assess or predict the future impact if the pandemic continues to strive globally due to mutations. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 variants continue to weaken the Chinese and global economy in general.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely substantially upon trade secret protection as well as non-disclosure agreements with our customers, employees and other third parties, and may in the future rely on copyright and/or trademark protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our designs and other intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Related to Doing Business in Vietnam

Geopolitical risks may have an adverse impact on our business, financial condition and results of operations.

The social conditions and political stability of Vietnam will also have a direct impact on the feasibility in operating our production in Vietnam. Our future business operations in Vietnam where the economy and legal systems remain susceptible to risks associated with an emerging economy may be subject to higher geopolitical risks than developed countries. Unexpected social and political events such as the social unrests in Vietnam targeting Chinese-related businesses, and territorial and other disputes among neighboring countries in Asia may adversely affect the operations of our production site to be established in Vietnam. Any social and political unrest, which are beyond our control, may give rise to various risks, such as loss of employment and safety and security risks to persons and properties and in turn adversely affect Vietnam economy. Any such event may in turn have an adverse impact on our businesses, financial condition and results of operations.

The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations and growth prospects.

Government anti-inflation policies and a decline in commodity and petroleum prices have led to a decrease in Vietnam’s inflation rate. While these inflation rates are lower than rates of earlier years, there can be no assurance that the Vietnamese economy will not be subject to future periods of high inflation. Should inflation in Vietnam increase significantly, our costs, including labor costs and transportation costs are expected to increase. Furthermore, high inflation rates could have an adverse effect on Vietnam’s economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in Vietnam could materially and adversely affect our business, financial condition and results of operations and growth prospects.

Changes in the economic, political and legal environment of Vietnam, and Vietnam’s less developed legal system, may adversely affect our business, financial condition and results of operations.

Our future business operations in Vietnam are subject to the economic, political and legal environment in Vietnam. Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, Vietnam’s economy was largely a planned economy. Since about 1987, increasing emphasis has been placed on the utilization of market forces in the development of the economy. Although state owned enterprises still account for a substantial portion of Vietnam’s industrial output, the Vietnamese government in general is reducing the level of direct control that it exercises over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to a market economy and enterprise reform.

The legal system of Vietnam also differs from most common law jurisdictions, in that it is a system in which decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials and courts. For vague regulations, the courts of Vietnam have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials and courts often express different views from lawyers’ on the legality, validity and effect of a particular legal document. In addition, the views of governmental authority received on a particular issue have no binding effect or finality, so there is no guarantee that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Vietnam courts, arbitration centers and administrative agencies in the event of a dispute is uncertain. As part of its transition from a planned economy to a more market-oriented one, the Vietnamese government has implemented a series of economic reforms. In preparation for Vietnam’s accession to the World Trade Organization in 2007, the Vietnamese government has also promulgated a series of laws and regulations on local and foreign investment, including the law on investment, which regulates investments in Vietnam, and the law on enterprises, which sets out the types of corporate vehicle investors may establish to carry out their investment projects. However, conflicting interpretations between local regulators in different provinces and between different ministries, may create confusion over key issues. In the context of pursuing and maintaining economic reforms, the Vietnamese government has promulgated other laws and regulations in recent years designed to attract foreign investment and business development in Vietnam, which may intensify the competition in our industry.

Although the Vietnamese government has made progress in economic reform and the development of laws and regulations, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition, depending upon the outcome of these experiments. Furthermore, there can be no assurance that the Vietnamese government will continue to pursue policies of economic reform or that any reforms will be successful or the impetus to reform will continue. If any of the changes adversely affect us or our business, or we are unable to capitalize on the economic reform measures of the Vietnamese government, our business, financial condition and results of operations could be adversely affected.

The VND may be subject to foreign exchange controls imposed by the Vietnamese government.

In Vietnam, the currency is Vietnamese Dong (“VND”), which is not generally freely convertible into other currencies. Under certain conditions, such as fulfilment of Vietnam’s financial obligations, the Vietnamese government allows foreign invested enterprises to convert VND into other currencies for repatriation of profits from their Vietnam operations abroad. However, there is no assurance that such rules and regulations will not be subject to change in the future and any tightening of foreign control laws in Vietnam may impair our ability to repatriate profits from our Vietnamese operations to our Company. If any of the above occurs, our business, results of operations and financial conditions may be materially and adversely affected.

Risks Related to this Offering

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We will be applying to list our Ordinary Shares on the Nasdaq Capital Market. However, an active public market for our Ordinary Shares may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected. Our Ordinary Shares will not be listed on any exchange or quoted for trading on any over-the-counter system.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The sale or availability for sale of substantial amounts of Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

There will be Ordinary Shares outstanding immediately after this offering, or Ordinary Shares if the underwriters exercise their option to purchase our shares in full. In connection with this offering, we, our directors and executive officers and the holders of 5% or more of our outstanding Ordinary Shares have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of Ordinary Shares or securities convertible into or exercisable or exchangeable for the Ordinary Shares for a period of 180 days after the date of this prospectus. However, the underwriters may release these securities from these restrictions at any time.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the Ordinary Shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Ordinary Shares or Warrants.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Ordinary Shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner we operate our packaging and consulting business.

If we were a PFIC for any taxable year during which a U.S. investor owns our Ordinary Shares or Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended, nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede& Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares. Specifically, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any December 31st before that time, in which case we would no longer be an emerging growth company as of the following June 30th. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price will be determined by negotiations between us and the underwriters based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share. Assuming the completion of the firm commitment offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $ in the pro forma net tangible book value per share from the price per share that you pay for the shares. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $ in the pro forma net tangible book value per share from the price per share that you pay for the Ordinary Shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Techniques employed by short sellers may drive down the market price of the Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.

As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its prospects to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves.

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the Ordinary Shares could be greatly reduced or even rendered worthless.

The Financial Action Task Force’s Increased Monitoring of the Cayman Islands.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

Compensation of Directors and Officers May Not be Publicly Available.

Under Cayman Islands law, the Company is not required to disclose compensation paid to our senior management on an individual basis and the Company has not otherwise publicly disclosed this information elsewhere. The executive officers, directors and management of the Company receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under share options.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary share in this offering will be approximately $24,050,000, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, based on the assumed initial public offering price of $5.50 per ordinary share.

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds	Percentage
Establishment of new corrugated paper products factory in Huizhou, China	10,793,000	45%
Establishment of new corrugated paper products factory in Vietnam	2,966,000	12%
Purchase of corrugator machines for the new factories	5,816,000	24%
Production and finance related IT system upgrade	1,032,000	4%
Working Capital	3,443,000	15%
Total	24,050,000	100%

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Part of the net proceeds from this offering will be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors” for further information.

DIVIDEND POLICY

On September 1, 2020, Yee Woo Shenzhen, a China-based subsidiary, declared dividend in the amount of US$9.3 million, with dividend withholding tax provision approximately US$0.9 million, to its then 100% shareholder YWPPC, a Hong Kong subsidiary, which was considered as intragroup transaction when declared. As disclosed on pages F-8 and F-40 of this prospectus, YWPPC was departed from the group on December 31, 2020 and since then YWPPC was de-recognized from the Group resulting in a dividend payable US$8.4 million, net of dividend withholding tax provision of US$0.9 million, to the Controlling Shareholders. At year end, the dividend payable to the Controlling Shareholders US$8.4 million was waived by the Controlling Shareholders and such waiver of amounts payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2021.

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders on June 30, 2022, and such amount payable to shareholders will be capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022. This is the capitalization from dividend payable to shareholders to addition paid-in capital as of June 30, 2022. This subsequent event has been properly disclosed on pages F-33 and F-62 of this prospectus.

Other than these two recapitalization exercises, there have been no other transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2020 and 2021 and for the six months ended December 31, 2021 and up to the date of the prospectus. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), we may pay dividends out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the dividend payment.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiary to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in the PRC — We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.” See “Regulation—Regulation on Dividend Distributions.”

EXCHANGE RATE INFORMATION

Our financial information is presented in U.S. dollars. Our PRC subsidiaries’ functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Our business primarily conducted in Hong Kong and the financial records of our subsidiaries in Hong Kong are maintained in HKD, their functional currency. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7658 on June 30, 2021, as published in statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The relevant exchange rates are listed below:

	For the Six Months Ended December 31,	For the Years Ended June 30,
	2021	2021	2020
Period Ended USD:RMB exchange rate	6.36	6.45	7.07
Period Average USD:RMB exchange rate	6.43	6.62	7.03
Period Ended USD:HKD exchange rate	7.80	7.76	7.75
Period Average USD:HKD exchange rate	7.78	7.76	7.79
Period Ended USD:VND exchange rate	22,816	23,001	23,126
Period Average USD:VND exchange rate	22,802	23,068	23,164

The consolidated balance sheet balances, with the exception of equity at December 31, 2021, June 30, 2021 and , 2020 were translated at RMB 6.36, RMB6.45 and RMB7.07 to $1.00, HKD 7.80, HKD7.76 and HKD7.75 to $1.00, and VND 22,816, VND23,001 and VND23,126 to $1.00 respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of comprehensive income and cash flows for the period of six months ended December 31, 2021, years ended June 30, 2021 and 2020 were RMB 6.43, RMB6.62 and RMB7.03 to $1.00, HKD7.78, HKD7.76 and HKD7.79 to $1.00, and VND 22,802, VND23,068 and VND23,164 to $1.00 respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our total capitalization as of December 31, 2021:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the issuance sale of 5,000,000 Ordinary Shares by us in this offering at an assumed initial public offering price of $5.5 per share, being the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2021
	(Unaudited)
	Actual	Pro Forma as Adjusted (1)
Shareholders’ Equity
Ordinary shares: US$0.001 par value per share, 500,000,000 authorized; 20,000,000 shares issued and outstanding, 25,000,000 ordinary shares issued and outstanding on a pro forma as adjusted basis	20,000	25,000
Additional paid-in capital	17,514,152	39,259,152
Statutory reserve	1,199,058	1,199,058
Retained earnings	13,320,866	13,320,866
Accumulated other comprehensive income	827,049	827,049
Total shareholders’ equity	32,881,125	54,631,125
Total Capitalization (1)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$74,919,892	$96,669,892

(1)	Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $5.50 per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately $24,050,000.

(2)	Assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $5.50 per share, the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $4,600,000.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Shares and the pro forma as adjusted net tangible book value per Ordinary Share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders on December 31, 2021 was $32,371,709 or approximately $1.62 per Ordinary Share. Net tangible book value per Ordinary Share as of December 31, 2021 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

After giving effect to the sale of 5,000,000 Ordinary Shares in this offering at the assumed initial public offering price of $5.50 per Ordinary Share and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value on December 31, 2021 would have been $56,421,709, or $2.26  per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.64  per Ordinary Share to existing investors and immediate dilution of $3.24  per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing firm commitment offering assumptions.

Assumed offering price per Ordinary Share	$5.50
Net tangible book value per Ordinary Share as of December 31, 2021	$1.62
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Share in this offering	$0.64
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$2.26
Dilution per Ordinary Share to new investors in this offering	$3.24

Each $1.00 increase (decrease) in the assumed initial public offering price of $5.50 per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value per Ordinary Share as of December 31, 2021 after this offering by approximately $ 0.18 per Ordinary Share, and would increase (decrease) dilution to new investors by $0.82 per ordinary share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2021, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the Underwriter and the estimated offering expenses payable by us.

	Shares Purchased		Total Consideration				Average Price
	Amount	Percent	Amount		Percent		Per Share
FIRM COMMITMENT OFFERING
Existing shareholders	20,000,000	80%	$			%	$
New investors	5,000,000	20%		$25,000,000		%	$5.50
Total	25,000,000	100%	$		100%		$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Founded in 1978, we are a long-established paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in China and Vietnam. We operate two production facilities in Guangdong Province of the PRC. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries.

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, engaged in the sale of Corrugated Paper in Hong Kong with a vision to becoming a one-stop integrated services provider for paper related products. Since our inception, through the continued efforts of our founder, the second generation and third generation of the family, we have diversified our business segments beyond the sale of Corrugated Paper to production and sale of packaging products and corrugated products with deliveries to, among others, PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany. Throughout our years of dealings, we have developed and accumulated extensive industry experience and capabilities in relation to design and production of packaging products and corrugated products. Since 2018, we further expand our business into supply chain management solution in Vietnam to serve our global customers. This was to take advantage of the persistent trend of outsourcing of production by the global brands companies to the lower manufacturing cost regions such as the Southeast Asian countries.

We offer paper-based inner and outer packaging products which can be broadly categorized into packaging products and corrugated products. We adopt a one-stop integrated services approach with an objective to cover the entire value chain for paper-based inner and outer packaging products for our customers. We offer the Total Packaging Solutions to our customers and our integrated business processes included market research, research and development, packaging design and development, raw materials procurement, color management, product testing, quality control and delivery services as well as our core business of the production and sale of packaging products and corrugated products. We believe our one-stop integrated service approach offers a cost-effective and time efficient means for our customers to obtain tailor-made and comprehensive printing and packaging solutions and provides our customers with greater operational efficiency. Our diverse offerings are intended to offer flexibility for our customers to combine different printing solutions with other value-added services to achieve their packaging objectives and needs. We believe we have created synergies among our different processes, such as collaboration between our product design and development and in-house product testing conducted production site to enhance the efficiency and quality of our products.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Our Group’s relationship with major customers

Our Group’s future growth and profitability are significantly dependent on our ability to maintain close and mutually beneficial relationships with existing customers and to expand our customer base. For the years ended June 30, 2021 and 2020 and six months ended December 31, 2021 and 2020, the total sales to our five largest customers accounted for approximately 34.2%,37.9%, 35.4% and 34.6% of our total revenue, respectively, and the total sales to our largest customer accounted for approximately 9.7%, 11.3%, 10.5%, 9.4% of our total revenue, respectively. There is no assurance that our five largest customers will continue to be satisfied with our services and products, or will continue to be our customer and we may not be able to diversify our customer base or otherwise locate new customers to engage us at comparable rates and terms, or at all. Any material deteriorations in our relationships with any of our five largest customers may materially and adversely affect our business, results of operations and financial condition.

Fluctuations in the procurement prices of our major raw materials

Certain raw materials used in our production, such as raw paper is subject to price volatility caused by external conditions, including commodity price fluctuations and changes in governmental policies. For the years ended June 30, 2021 and 2020 and six months ended December 31, 2021 and 2020 our raw paper cost amounted to approximately US$24.7million, US$ 23.1 million, US$14.3 million, US$11.7 million, respectively, which accounted for approximately 52.3%, 53.1%, 53.6%, 49.8% of our total cost of revenues, respectively. Generally, we do not enter into long-term supply contracts with our suppliers or commit any minimum quantities to our external suppliers. Accordingly, any material fluctuations in the prices of raw materials may have a material effect on the cost of sales of our Group. There is no assurance that future price increase in raw materials or changes in the supply of raw materials will not materially and adversely affect our operating results and performance.

Pricing of our products

Price of our packaging products and corrugated products is determined on a cost-plus basis according to, among other factors, our costs of production (including raw material costs, direct labor costs, other manufacturing overheads etc.), distribution expenses and our intended profit margins. In general, we are able to pass on most of the increase in our costs of production to our customers but there might be a reasonable time lag for negotiation between the change in our costs of production and change in the price of our products.

Disruption to our production facilities and liability in connection with industrial accidents

Our operations at our production facilities and warehouses are subject to operational risks. These risks include but are not limited to breakdown or failure of our machinery, disruption of power supply, natural disasters, fire and industrial accidents, which could result in temporary, permanent, partial or complete shut-downs of our operations. As a result, our operations and financial results could be materially and adversely affected. There is no assurance that our production facilities and warehouses will be free from any operational risks in the future. In the event that a fire incident happens, our production facilities and warehouses may be destroyed, and our neighboring properties may be adversely affected by the fire. Moreover, the quality of our raw materials and finished products may be adversely affected by the smoke and heat. In these events, our operations and delivery schedules may be materially affected, leading to customers dissatisfaction and even loss of customers. In addition, as our production process involves the operation of tools, equipment and machinery, industrial accidents resulting in injuries or even deaths may occur. There is no assurance that these industrial accidents, whether due to malfunctions of machinery or other reasons, will not occur in the future. In such event, we may be liable for personal injury or death and monetary losses suffered by our employees, fines or penalties or other legal liability arising from violation of applicable laws and regulations. We may also be subject to disruptions to our business caused by equipment and/or equipment shutdown for investigation or implementation of safety measures.

Market competition

Our Group faces competition from a number of packaging suppliers in the PRC. Should these competitors possess machinery and equipment, technical know-how, expertise, and sales and marketing capabilities comparable to or better than ours, we might not be able to maintain our competitive edges, and the business operations and profitability of our Group might be adversely affected.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended June 30, 2021 and 2020 and six months ended December 30, 2021 and 2020, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	Years Ended		Six Months Ended
	June 30,		December 31,
	2021	2020	2021	2020

Revenues	$64,565,269	$60,408,476	$35,850,803	$33,752,845
Cost of revenues	(47,211,911)	(43,439,386)	(26,778,609)	(23,400,670)
Gross Profit	17,353,358	16,969,090	9,072,194	10,352,175

Operating expenses:
Selling and marketing expenses	(6,270,237)	(5,348,482)	(3,388,016)	(3,448,893)
General and administrative expenses	(5,982,887)	(6,190,391)	(2,507,120)	(2,753,320)
Total operating expenses	(12,253,124)	(11,538,873)	(5,895,136)	(6,202,213)

Income from operations	5,100,234	5,430,217	3,177,058	4,149,962

Other income/ (loss):
Other income	471,899	388,283	76,777	464,681
Other expenses	(661,492)	(170,839)	(535,935)	(686,665)
Interest expense	(444,747)	(544,498)	(204,377)	(282,931)
	(634,340)	(327,054)	(663,535)	(504,915)

Income before tax expenses	4,465,894	5,103,163	2,513,523	3,645,047

Income tax expenses	(800,084)	(1,103,541)	(564,229)	(686,934)

Net income	$3,665,810	3,999,622	$1,949,294	$2,958,113

Revenues from operations

(i)	Revenue by product category

	For the Years Ended				For the Six Months Ended
	June 30,				December 31,
	2021		2020		2021		2020
	USD	%	USD	%	USD	%	USD	%

Packaging products	35,970,085	55.7%	31,844,299	52.7%	19,369,962	54.0%	18,743,476	55.5%
Corrugated products	23,694,875	36.7%	24,001,834	39.7%	13,715,738	38.3%	12,496,442	37.0%
Packaging products supply chain management solution	4,900,309	7.6%	4,562,343	7.6%	2,765,103	7.7%	2,512,927	7.5%
Total	64,565,269	100%	60,408,476	100%	35,850,803	100%	33,752,845	100%

(i)	Revenue by nature of our customer

	For the Years Ended				For the Six Months Ended
	June 30,				December 31,
	2021		2020		2021		2020
	USD	%	USD	%	USD	%	USD	%

OEM factories	35,615,255	55.2%	32,265,625	53.4%	19,086,729	53.2%	18,894,725	56.0%
Brand factories	11,625,714	18.0%	9,750,091	16.1%	7,266,978	20.3%	5,821,855	17.2%
Trading companies	17,324,300	26.8%	18,392,760	30.5%	9,497,096	26.5%	9,036,265	26.8%
Total	64,565,269	100%	60,408,476	100%	35,850,803	100%	33,752,845	100%

(i)	Revenue by country of product delivery

	For the Years Ended June 30,				For the Six months Ended December 31,
	2021		2020		2021		2020
	USD	%	USD	%	USD	%	USD	%

Mainland China	51,134,287	79.2%	43,312,979	71.7%	29,849,929	83.3%	25,958,650	76.9%
Hong Kong SAR	4,230,166	6.6%	4,946,661	8.2%	1,816,806	5.1%	2,581,603	7.6%
Vietnam	2,897,469	4.5%	5,433,980	9.0%	1,622,746	4.5%	2,144,471	6.4%
Other Southeast Asian countries	3,193,218	4.9%	3,183,685	5.2%	1,368,476	3.8%	1,503,103	4.5%
Australia	1,172,537	1.8%	1,015,998	1.7%	732,878	2.0%	658,015	1.9%
United States of America	841,222	1.3%	336,157	0.6%	267,797	0.7%	398,465	1.2%
Other countries	1,096,370	1.7%	2,179,016	3.6%	192,171	0.6%	508,538	1.5%
Total	64,565,269	100%	60,408,476	100%	35,850,803	100%	33,752,845	100%

For the years ended June 30, 2021 and 2020, total revenue was $64,565,269 and $60,408,476 from sale of packaging products and corrugated products. The increase was mainly due to the increase in the average selling price from $1,445 per tonnage in year ended June 30, 2020 to $1,600 per tonnage in year ended June 30, 2021, despite the decrease in the total volume of sales from 41,799 tonnages to 40,359 tonnages in the comparable periods.

For the six months ended December 31, 2021 and 2020, total revenue was $35,850,803 and $33,752,845 from sale of packaging products and corrugated products. The increase was mainly due to the increase in the average selling price from $1,534 per tonnage in the six months ended December 31, 2020 to $1,922 per tonnage in the six months ended December 31, 2021, despite the decrease in the total volume of sales from 22,003 tonnages to 18,655 tonnages in the comparable periods.

Packaging Products

For the years ended June 30, 2021 and 2020, revenue generated from the sale of our packaging products accounted for approximately 55.7% and 52.7% of our total revenue respectively. We sold packaging products to our customers which applied to industries and/or products such as footwear products, sportswear, cookware and kitchenware, smartphones and home electronics.

For the six months ended December 31, 2021 and 2020, revenue generated from the sale of our packaging products accounted for approximately 54.0% and 55.5% of our total revenue respectively.

Corrugated Products

For the years ended June 30, 2021 and 2020, revenue generated from our sale of Corrugated Products accounted for approximately 36.7% and 39.7% of our total revenue respectively. We sold Corrugated Products to our customers which applied to industries and/or products such as food and beverage, paper and packaging, non-food-and-beverage-consumables, logistics, e-commerce and home electronics.

For the six months ended December 31, 2021 and 2020, revenue generated from our sale of Corrugated Products accounted for approximately 38.3% and 37.0% of our total revenue respectively.

Packaging products supply chain management solution

For the years ended June 30, 2021 and 2020, revenue generated from our Packaging products supply chain management solution accounted for approximately 7.6% and 7.6% of our total revenue respectively.

For the six months ended December 31, 2021 and 2020, revenue generated from our Packaging products supply chain management solution accounted for approximately 7.7% and 7.5% of our total revenue respectively.

Cost of revenues

Cost of revenues mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation, utilities and outsourcing cost. For the years ended June 30, 2021 and 2020, cost of revenues was $47,211,911 and $43,439,386 respectively, the increase is mainly due to the increase in material cost by approximately 16% during the year. Cost of sales mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation and utilities.

For the six months ended December 31, 2021 and 2020, cost of revenues was $26,778,609 and $23,400,670 respectively, the increase is mainly due to the increase in material cost by approximately 28% during the period.

Gross profit

	For the Years Ended June 30,				For the Six Months Ended December 31,
	2021		2020		2021		2020
	Gross Profit	GP margin	Gross Profit	GP margin	Gross Profit	GP margin	Gross Profit	GP margin
	USD	%	USD	%	USD	%	USD	%

Packaging products	11,295,602	31.4%	10,207,395	32.1%	5,787,185	29.9%	7,107,225	37.9%
Corrugated products	4,996,205	21.1%	5,714,011	23.8%	2,636,421	19.2%	2,736,218	21.9%
Packaging products supply chain management solution	1,061,551	21.7%	1,047,684	22.9%	648,588	23.5%	508,732	20.2%
Total	17,353,358	26.9%	16,969,090	28.1%	9,072,194	25.3%	10,352,175	30.7%

Gross profit for the years ended June 30, 2021 and 2020 was $17,353,358 and $16,969,090, respectively, representing 26.9% and 28.1%, respectively, of operating revenue. The slight decrease of gross profit margin was mainly due to the increase in raw paper cost during the year ended June 30, 2021.

Gross profit for the six months ended December 31, 2021 and 2020 was $9,072,194 and $10,352,175, respectively, representing 25.3% and 30.7%, respectively, of operating revenue. The decrease of gross profit margin was mainly due to the increase in raw paper cost during the six months ended December 31, 2021.

Selling and distribution expenses

For the years ended June 30, 2021 and 2020, selling and distribution expenses were $6,270,237 and $5,348,482 respectively, the increase is mainly due to the increase in marketing activities for the year ended June 30, 2021 upon the recovery of business from the outbreak of COVID-19.

For the six months ended December 31, 2021 and 2020, selling and distribution expenses were $3,388,016 and $3,448,893 respectively, the amount is comparable between two periods.

General and administrative expenses

General and administrative expenses mainly include staff cost for general and administrative purposes. For the years ended June 30, 2021 and 2020, administrative expenses were $5,982,887 and $6,190,391 respectively, the amount is comparable between two periods.

For the six months ended December 31, 2021 and 2020, administrative expenses were $2,507,120 and $2,753,320 respectively, the decrease is mainly due to the optimization of human resource application by reduction of overstaffing positions and certain subcontracting service of administrative nature.

Net income

Our net income for the years ended June 30, 2021 and 2020, was $3,665,810 and $3,999,622, respectively. The decrease was mainly due to the decrease in gross profit margin and increase in marketing activities during the year ended June 30, 2021.

Our net income for the six months ended December 31, 2021 and 2020, was $1,949,293 and $2,958,113, respectively. The decrease was mainly due to the decrease in gross profit margin during the period ended December 31, 2021.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our loan arrangements with banks. As of December 31, 2021, we have outstanding bank borrowings of $17,418,639. The bank borrowings are short-term in nature and have floating interest rate between 1.88% to 3.06%. As of December 31, 2021, we had cash and cash equivalents and restricted cash of $22,609,767. As of June 30, 2021, we had cash and cash equivalents and restricted cash of $21,270,077. Currently, our primary uses of cash are for operations and capital expenditures. We believe that net cash generated from operating activities, cash on hand, available borrowings under our revolving credit facility and available capital through access to capital markets will be adequate to meet our liquidity and capital requirements. As our debt or credit facilities become due, we will need to repay, extend or replace such facilities. Our ability to do so will be subject to future economic conditions and financial, business, and other factors, many of which are beyond our control.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Years Ended June 30,		For the Six Months Ended December 31,
	2021	2020	2021	2020
	USD	USD	USD	USD

Net cash from (used in) operating activities	$5,340,755	$5,440,174	$947,010	$(1,387,756)
Net cash from (used in) investing activities	$(1,466,049)	$(2,074,807)	$187,889	$(1,682,363)
Net cash from (used in) financing activities	$(7,310,101)	$5,334,006	$79,228	$891,492
Effect of foreign exchange rate changes	$1,302,751	$(522,719)	$125,563	$1,147,394
Net (decrease) increase in cash, cash equivalents	$(3,435,395)	$8,699,373	$1,214,127	$(2,178,627)
Cash, cash equivalents and restricted cash at beginning of year/period	$23,402,721	$15,226,067	$21,270,077	$23,402,721
Cash, cash equivalents and restricted cash at end of year/period	$21,270,077	$23,402,721	$22,609,767	$22,371,488

Cash flows from operating activities

During the years ended June 30, 2021 and 2020 and the six months ended December 31, 2021 and 2020, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of paper products and from provision of supply chain management solution, whereas the cash outflows for our operating activities mainly comprised the purchase of raw paper costs and finished goods, shipping costs, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation and amortization, impairment of inventories, allowance for bad debts and effects of changes in operating assets and liabilities such as increase or decrease in inventories, accounts receivable, accounts payable, other payables and accruals, ROU assets and lease obligations.

For the year ended June 30, 2021, our net cash generated from operating activities was approximately $5.3 million, which primarily reflected our net income of approximately $3.7 million, mainly adjusted by (i) the non-cash depreciation and amortization of approximately $2.1 million; (ii) the decrease in ROU assets of $1.0 million; (iii) the increase in lease obligation of approximately $1.5 million; while partially offset by (iii) the increase in accounts receivable of approximately $1.4 million and the increase in inventories of approximately $1.4 million.

For the year ended June 30, 2020, our net cash generated from operating activities was approximately $5.4 million, which primarily reflected our net income of approximately $4.0 million, mainly adjusted by (i) the non-cash depreciation and amortization of approximately $2.1 million; (ii) the increase in accounts receivables of $2.1 million; the decrease in inventories of $0.5 million; (iii) the decrease in prepayments, other receivables and other assets of $0.5 million; while partially offset by (iv) the increase in ROU assets of $2.6 million and decrease in amounts due to related party balances of $1.2 million.

For the six months ended December 31, 2021, our net cash generated from operating activities was approximately $0.9million, which primarily reflected our profit before tax of approximately $1.9 million, as positively adjusted by (i) the non-cash depreciation and amortization of $0.8 million; (ii) the increase in accounts payable of approximately $1.0 million; while partially offset by (iii) the decrease in accounts receivables of $1.9 million and decrease in other payables and accruals of $0.8 million.

Cash flows from investing activities

Our cash flows used in investing activities primarily consisted of (i) the purchase of property, plant and equipment; (ii) the purchase of intangible assets; (iii) the proceeds from sale of property, plant and equipment; and (iv) advances to/ repayments from related parties.

For the year ended June 30, 2021, net cash used in investing activities was $1.4 million, mainly for (i) acquisition of property, plant and equipment of $0.8 million; (ii) acquisition of intangible assets of $0.4 million; (iii) partially offset by the proceeds from sale of property, plant and equipment of $0.4 million; and (iv) advances to related parties of $0.6 million.

For the year ended June 30, 2020, net cash used in investing activities was $2 million, mainly for (i) acquisition of property, plant and equipment of $2.6 million; (ii) partially offset by the proceeds from sale of property, plant and equipment of $1.1 million; and (iii) advances to related parties of $0.5 million.

For the six months ended December 31, 2021, net cash from investing activities was $0.2 million, mainly for (i) acquisition of property, plant and equipment of $0.1 million; and (ii) repayments from related parties of $0.3million.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of proceeds from new bank loans; (ii) repayment of bank loans; and (iii) advances from/repayments to related parties.

For the year ended June 30, 2021, net cash used in financing activities was $7.3 million, mainly consisted of (i) repayment of bank loans of $19.4 million; (ii) repayments to related parties of $5.4 million; and (iii) offset by proceeds from new bank loans of $17.5 million.

For the year ended June 30, 2020, net cash from financing activities was $5.3 million, mainly consisted of (i) proceeds from new bank loans of $17.6 million; and (ii) offset by repayment of bank loans of $11.8 million and repayments to related parties of $0.4 million.

For the six months ended December 31, 2021, net cash from financing activities was $0.1 million, mainly consisted of (i) proceeds from new bank loans of $7.7 million; (ii) offset by repayment of bank loans of $7.1 million and repayments to related parties of $0.5 million.

Critical Accounting Policies

We prepare our financial statements in accordance with generally accepted accounting principles of the United States (“GAAP”). GAAP represents a comprehensive set of accounting and disclosure rules and requirements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We use historical data to assist in the forecast of our future results. Deviations from our projections are addressed when our financials are reviewed on a monthly basis. This allows us to be proactive in our approach to managing our business. It also allows us to rely on proven data rather than having to make assumptions regarding our estimates.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires the Company to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. The company derives revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue from the following main sources:

a. Revenue from sales of paper products

For the sales of paper products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

b. Revenue from provision of supply chain management solution

The Company provides supply chain management solutions to its customers by designing packaging products, designating approved raw materials for manufacturing of those packaging products, contracting viable manufacturers, and arranging delivery of those packaging products to end customers. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer indicates that the Company has completed all steps forth above such as design, manufacture and delivery in order to substantially complete all the services agreed upon in the purchase order. Delivery of the product to the customer is also the point at which title to that asset passes to the customer. The completion of this earning process is typically evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

Accounts receivable, net

Accounts receivable represents trade receivables from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Periodically, management reviews the adequacy of its provision for doubtful accounts based on historical bad debt expense results and current economic conditions using factors based on the aging of its accounts receivable. Additionally, the Company may identify additional allowance requirements based on indications that a specific customer may be experiencing financial difficulties. Actual bad debt results could differ materially from these estimates.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company financial statements.

Trend Information

Other than as disclosed in “Risk Factors—Risks Related to Our Business—The occurrence of force majeure events and natural disasters may adversely affect our business, financial condition and results of operations” in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operating revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

BUSINESS

Overview

Founded in 1978, we are a long-established total paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate two production facilities in Guangdong Province of the PRC. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries.

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, who engaged in the sale of corrugated paper in Hong Kong with a vision to becoming a one-stop integrated services provider for paper related products. We have diversified our business segments beyond the sale of Corrugated Paper to production and sale of packaging products and corrugated products with deliveries to, among others, PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany during as of the date of this prospectus. In 40 years of dealings, we have developed and accumulated extensive industry experience and capabilities in relation to design and production of packaging products and corrugated products.

We believe our one-stop integrated service approach offers a cost-effective and time efficient means for our customers to obtain a tailored and comprehensive printing and packaging solutions and provides our customers with greater operational efficiency and flexibility. Our one-stop integrated services covers the entire value chain for paper-based inner and outer packaging products for our customers and include complementary value-added services such as market research for suitable packaging materials and trends, research and development, product design for environmental-friendly and sustainable solutions, raw materials procurement, product testing and delivery services as well as our core business of the production and sale of packing products and corrugated products. Our diverse offerings are intended to provide flexibility for our customers to combine different printing solutions with other value-added services to achieve their packaging objectives and needs. We believe we have created synergies among our different processes, such as collaboration between our product design and development and in-house product testing conducted at our production site to enhance the quality of our products and operational efficiency.

For further information about our Group’s business and operations, please refer to the section headed “Business” in this prospectus.

Industry

The data in this section has been provided by Frost & Sullivan, which adopts multi-sources methodologies, such as secondary research and interviews with industry participants across the industry chain.

Overview of Printing Industry in China

Definition and Classification

Based on application, printing can be divided into three major categories, which include:

(i)	Publication Printing: Publication printing is process of reproduction of works such as manuscripts, drawings, photographs, etc. by printing and other mechanical or chemical methods, and then arrange them into publishing forms. Publication printing is mainly used to produce various of books, magazines and newspaper.

(ii)	Packaging Printing: Packaging printing is the process of printing words and images on packaging materials (including paper, plastics, metals, etc.). The main application of packaging printing is to print the internal and external packaging of various consumer goods, such as the printing of packaging cartons, bottles and cans.

(iii)	Commercial Printing: Commercial printing is a process of taking artwork and transferring it onto a piece of paper or card. The main products of commercial printing mainly include official reports, operations and promotional materials, promotional leaflets, business cards and catalogues, checks and other security documents.

Based on printing methods, printing can be classified into four categories:

(i)	Planographics: Planographics means that printing and non-printing areas are on the same plane surface and the difference between them is maintained chemically or by physical properties. For example, the offset lithography, collotype, and screenless printing.

(ii)	Relief Printing: Relief printing is a printing method in which in which the printing areas are on a plane surface and the non printing areas are below the surface. The typical examples include the flexography and letterpress.

(iii)	Intaglio Printing: In contrast with the relief printing, the intaglio printing is a printing method that the non-printing areas are on a plane surface and the printing area are etched or engraved below the surface. Steel die engraving and gravure printing are the typical examples of intaglio printing.

(iv)	Porous Printing: The printing areas of porous printing are on fine mesh screens through which ink can penetrate, and the non-printing areas are a stencil over the screen to block the flow of ink in those areas, such as the screen printing and stencil duplicator.

Value chain of printing market in China

The upstream includes the printing equipment and raw material suppliers. They produce necessary facilities and raw materials for printing industry, such as a variety of presses, paper, etc. The price of equipment and raw materials, technological level and manufacturing capacity will have an influence on the quality and cost of printings. As the increasing of people’s environmental awareness, environmental-friendly equipment and raw materials, such as the energy-efficient press, recyclable paper, etc., may become the main objects of purchasing. The midstream consists various types of printing enterprises. They process raw materials according to the requirements or manuscripts from the downstream customers. Currently, printing companies with great performance provide not only the printing services and products, but also other value-added services. For example, the pre-press preparation, including product design, type setting and development, and post-press services, such as the quality control, warehouse and delivery. By expanding business areas, they will have higher bargaining power with upstream suppliers and downstream customers, so they also have higher gross profit rate. The downstream customers of printing are extensive, including enterprises, governments, institutions and individual consumers because printing market has both B2B (Business-to-Business) and B2C (Business-to-Customer) business model.

Breakdown of printing market in China

Market size Chinese printing market and breakdown by application (in terms of sales revenue)

The market size of Chinese printing market in terms of revenue had grown from RMB1,271.2 billion in 2016 to RMB1,366.0 billion in 2020, representing a CAGR of 1.8%, and it will keep increasing to reach RMB1,521.8 billion in 2025, representing a CAGR of 3.2% over the period from 2021 to 2025.

Chinese Printing Industry Breakdown by Application (In terms of sales revenue, 2016-2025E)

Package printing took up a share of 78.4% in the overall printing market in China market range in 2020. This percentage is projected to reach 80.9% in 2020. Package printing has been the largest sector in printing market in the last ten years. Packaging is also the most fast-growing sector, compared with business printing and publication printing, as it is positively correlated with some key industry such as fast-moving consumer goods and food industry. While business documents and publications can be partly replaced by electronic materials, package printing is under less influence from new media technologies.

Breakdown of China printing market (by geographical district)

Market size breakdown by key region (in terms of sales revenue)

In China market range, Yangtze River Delta Region took up the largest share with the ratio of 35.4% in the printing market in 2020, while Pearl River Delta Region was the second largest with an occupying rate of 22.9%, followed by Bohai Sea Ring Area with the share of 17.4%. The revenue generated from printing in the area of Yangtze River Delta Region totaled RMB490.5 billion in 2020, while that of Pearl River Delta Region, Bohai Sea Ring Area and the rest of China market amounted RMB313.1 billion, RMB238.2 billion and RMB324.1 billion, respectively. It is projected that the Pearl River Delta Region will witness the fastest growth in printing with a CAGR of 4.7% from 2020 to 2024. Growth in packaging market, upgrading of consumption pattern, the demand for improved marketing activities as well as innovation in technology are key drivers to the printing market.

Chinese Printing Market Breakdown by Region (In terms of sales revenue, 2016-2025E)

Guangdong Printing Market Breakdown (In terms of sales revenue, 2016-2025E)

Drivers of printing market in China

Supportive Policies from the PRC Government

The government has issued a number of policies to support the transformation and development of the printing industry in the past decade, such as the ‘Outline for the Development of China’s Printing Industry 2006-2020’, ‘the Strategic Cooperation Agreement for the Implementation of Green Printing’, and ‘the Development Plan for the Printing Industry during the 13th Five-Year Plan Period’, which have pointed out the direction and road for the development of the printing industry.

Rapid Development of Intelligent Facilities

The application of intelligent facilities will accelerate the process of printing industry’s transition to the modern manufacturing industry. Although the process will lead to loads of inputs of funds, it can improve companies operating efficiency and capabilities to overcome unforeseen crisis, such as the COVID-19, and reduce operating expenditures. This is because that with the advanced and intelligent technologies and equipment, printing companies can give up the traditional business model which highly rely on workforce and turn to develop modern model that is stable, efficient and less costly.

The Rise of Online Shopping

The increasing popularity of e-commerce leads to the high demand of printings, particularly for the package printing market. This is because that the more online shopping means that more package boxes and package printings are needed. Moreover, printing enterprises can cooperate with sellers to design and produce package boxes with personalization elements. For example, to print the company name, symbol and other special items of the seller on the package boxes, in order to attract potential customers. If printing corporations follow the trend, they will expand their services and gain loads of revenue.

Future trends of China printing market

Popularity of Green Printing

Green printing is the practice of using renewable energy resources, reducing the use of energy and greenhouse emissions, and using recycled materials. The reason why it will be a future trend is that people’s awareness of environmental protection has increased. For satisfying customers’ needs, printing companies have to apply green printing material and equipment. Although these materials and facilities are costly, they will assist companies to build environmental-friendly reputation and obtain certifications related environment. The reputation and certifications will be advantages when attracting potential customers.

Rising Trend of Customization

The customization in the future will be a kind of printing service with variable data printing, design, layout services, etc., rather than just slapping the brand’s logo on a print piece. The trend is mainly caused by that people are craving the personal touch through a customization print piece. Printing companies need to expand their customization capabilities if they desire to meet the increasing customized needs of customers. If printing companies can follow the trend, they can not only expand their business line and attract new customers, but also can keep the loyalty of existing customers, enhance customers’ relationship and achieve the longevity of a print partnership.

Higher Level of Intelligence

Intelligent printing is the application of printing digital technology, the Internet of Things, and cloud computing, etc., to the printing business management, production management, printing process control and other business activities. It is expected that intelligent printing will be a trend in the near future because of the rapid development of related technologies. Intelligent printing will be a sharp ‘weapon’ for printing companies to improve both the quality and efficiency of printing performance, and to significantly reduce operating expenditure, particularly the high spending on salaries.

Competitive Landscape of Printing Market in China

Ranking of companies in Guangdong Printing Market

With the presence of multiple market players, the Guangdong pearlescent pigments market is fragmented. The total market size by revenue of printing market in Guangdong Province reached RMB283.9 billion in 2020. The aggregate market share of the top ten players in market in terms of revenue from printing was 7.4% in 2020. Among all the players, the Company ranked the eighth with the market share of 0.1% in Guangdong Province, and among the top 100 in the PRC.

Entry barrier of printing market in China

Initial Investment and Operating cost

High initial investment and operating costs is one of the entry barriers in the printing market. Printing is a capital-intensive industry. At the start-up stage, it is necessary for companies to build up factories, purchase printing equipment and facilities and hire numerous labors. After that, there are also large amount of operating expenditure. For example, the large investment in research and development, salaries for labors, rents for factories and maintenance costs for facilities are also needed loads of funds. However, new entrants probably cannot afford the high initial investment and operating expenses, as they may not have sufficient capital reverse.

Business Network

Long-term relationship with clients and suppliers is also a significant entry barrier for newcomers. Governments, business and other organizations are recognized as the major downstream companies in the printing market. Generally, they prefer to select well-known printing companies to establish long-term cooperative relationship, as they believe printings produced by these companies probably have higher quality. Additionally, existing printing companies may establish business relationships with suppliers of raw materials and equipment. These partnerships provide competitive advantages for prices of printings produced by existing companies. However, for newcomers, it is difficult and time-consuming to build up network with both upstream and downstream participators.

Technology and Skilled Workforce

Printing corporations need to frequently purchase or update production facilities to guarantee their efficiency and the quality of printing performance. However, it is difficult for new entrants to keep pace with existing companies because of the shortage of cash. Additionally, printing business, for effective production and operation, should have loads of skilled workforce and sophisticated management staffs. For meeting strict requirements from customers, skilled workforce is necessary because they can operate printing activities with higher quality and less error. Newcomers probably cannot obtain the advanced equipment and attract enough such staffs to realize the efficient operation.

Certification obtainment

Another entry barrier is the certifications obtained. Printing companies need a few necessary certifications, such as business license and printing permit, to start up their operation. Except for these necessary licenses, more qualifications are needed to prove that printing companies have special characteristics. For example, as the increasing of environmental awareness, printing companies need qualifications related to environment to show that they are environment-friendly and to attract downstream business, particularly large groups, because such groups are under so strict supervision that they need choose suppliers with environmental certifications. The obtainment of related certifications is also a challenge as for the new entrants.

Key Success Factors of Printing Market

Outstanding Product Quality

Product quality is an aspect that cannot be omitted at any cost. It is mainly determined by the quality of production (quality control during production, etc.) and the adoption of raw materials (environmentally friendly paper, inks and others). Being consistently good gives companies a fast, reliable and good reputation in the market, which means everything in the printing business. Also, quality is one of the essential attributes and marketing tools. It takes the initiative to sell the product and services better.

Diversified Product Portfolio

Offering competitive price is another key successful factor for market participants of printing industry. Being competitive means that prices are little lower than those with similar quality rather than that companies should reduce costs and prices at the expense of quality. Printing companies should utilize appropriate methods to reduce costs and prices. For example, leading printing companies always monitor their cost competitiveness, break-even point, and sales, and create a list of cost-cutting strategies to use whenever demand falls. Also most of our competitors choose to outsource, even closing, services that are little significant to their core business, so that they can reduce cost of products and the price.

Excellent Manufacturing System

Almost each successful player has an efficient and productive manufacturing system in printing industry. It determines the potential development of the printing company. The system can be divided into two levels, the production and operation. For the level of production, companies need both advanced equipment and skilled workforce. Also, the updating and training for facilities and employees are necessary so that they can follow the rapid development of technologies. For achieving the efficient operation of whole business, it is critical to obtain sufficient sophisticated management staffs who can control the business from a higher level. They need to appropriately deal with not only the internal relationships, but also the external. For example, the management of relationships with both suppliers and customers.

Diversified Value-added Services

With years of accumulation, leading industry players normally provide various value-added services to customers through thinking ahead what they may need. Diversified value-added services include participating in the design of manuscripts, providing consulting services and offering bookbinding or laminating services, etc. By offering these value-add services, printing companies can not only gather profits, can but also obtain loyalty of both existing and new customers and attract the new. This is because it is convenient and save customers the hassle of going to other stores if printing companies can offer all services, from the pre-press to post-press.

Overview of Printing Market in Vietnam

The market size of Vietnam printing market was USD7.9 billion in 2020, increasing from USD5.4 billion in 2016 with a high CAGR of 9.8% in the period. Although the market size is considerably smaller than that of China, the high CAGR indicates that the Vietnam market has relatively high potential to expand. It is estimated that the market will reach USD13.5 billion with 11.9% CAGR in the future.

The market size of packaging printing in Vietnam reached USD4.0 billion with the ratio of 50.0% in 2020. As Vietnam has launched its renovation reforms since 1986, offering many free trade agreements (FTAs) and generous tax breaks to foreign companies in Vietnam market, plus the tense trade war between the US and China, many major firms around the world are looking for printing products in Vietnam. Large orders from foreign firms provide opportunities for local printing industry, which may also provide financial investment and technical support for the printing industry in Vietnam. Thus, it is expected that the market size of printing in Vietnam will reach USD13.5 billion in 2025 with a CAGR of 11.9% over the period from 2021 to 2025, among which the package printing is estimated to take up share with a ratio of 61.0%.

Similar to Chinese printing market, offset printing ranked the first, with a share of 31.9% in 2020, rising from USD1.6 billion in 2016 with 12.2% CAGR. It is followed by flexo printing in 2020, with a share of 29.1% and 11.9% CAGR.

It is projected that the market size of offset and flexo printing in Vietnam would still maintain the stable growth rate, with the revenue reaching USD4.8 billion and USD4.4 billion respectively in 2025, demonstrating a CAGR of 14.2% and 14.1% over the period from 2021 to 2025. The growth is likely to be stimulated with the steady economic growth and supporting policies.

History and Corporate Structure

Our Company was incorporated in the Cayman Islands under the Cayman Companies Act as an exempted company with limited liability on May 11, 2021. Since incorporation, our Company has been an investment holding company with no business operations.

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, engaged in the sale of Corrugated Paper in Hong Kong with a vision to becoming a one-stop integrated services provider for paper related packaging products.

Throughout our years of operations, we have established our business operation in Hong Kong, the PRC and Vietnam, with international footprints delivering our products globally to, among others, China, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany.

Our corporate structure is as follows:

Our Products and Services

Founded in 1978, we are a long-established paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate two production facilities situated in Guangdong Province of the PRC. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries.

We offer paper-based inner and outer packaging products which can be broadly categorized into packaging products and corrugated products.

As of the date of this prospectus, we own and operate two production sites in the PRC, the MP Production Site and the YW Production Site, encompassing various production lines such as the corrugated products production line, Flexo Printing production line and Offset Printing production line, which support an annual maximum production of approximately 300 million units combined. We currently do not possess any production facilities in Vietnam, instead we offer packaging products supply chain management solution to our customers globally. We currently outsource the production for all of our purchase orders in Vietnam for both local delivery and export to other countries.

In recognition of our strong technology and production development capability, our key operating subsidiary, Millennium Shenzhen, has been accredited as High-tech enterprise from November 2016 to November 2019 and from December 2020 to December 2023, which entitles us to a preferential tax rate of 15%, subject to the review and approval by the tax authorities every three years.

Business Model

We adopt a one-stop integrated services approach with an objective to cover the entire value chain with respect to paper-based inner and outer packaging needs for our customers. The chart below illustrates our integrated business processes from market research, research and development, packaging design and development, raw materials procurement, color management, print production, quality control and delivery and logistic, i.e. the Total Packaging Solutions:

Market research refers to the preliminary market research on raw materials pricing and market conditions. Research and development primarily refers to the research and development activities relating to raw materials applications, printing technologies and other production related technologies.

Packaging design and development refers to structural and functional design, graphic design, packaging design, display unit design and concept development. Raw materials procurement primarily refers to procurement of paper. Color management refers to calibration of colors according to the requirements of our customers. Print production refers to our inner packaging production by Flexo Printing and Offset Printing as well as outer packaging production of corrugated products. Quality control refers to our quality assurance and product testing. Delivery and logistics refers to deliveries including export to locations designated by our customers.

We seek to differentiate ourselves from other local printers through our integrated services covering the entire value chain for paper-based inner and outer packaging products and other packaging accessories. Most of our services are complementary value-added services such as market research, research and development, product design and development, raw materials procurement, product testing and delivery services whereby we do not charge our customers separately. We charge our customers based on the products purchased as a total solution.

Our major operating subsidiary groups

We operate our businesses in the PRC, Hong Kong and Vietnam under the following wholly-owned subsidiary groups:

●	MP Group: MP Group engages in the production and sale of offset printing packaging products and flexo printing packaging products at our self-operated MP Production Site in the PRC.

●	Yee Woo Group: Yee Woo Group engages in the production and sale of corrugated products at our self-operated Yee Woo Production Site in the PRC.

●	MPG Group: MPG Group primarily engages in packaging products supply chain management solution in the PRC, Hong Kong and Vietnam.

Geographical presence

Our headquarters are based in Hong Kong with operations in the PRC and Vietnam. We own and run two production sites situated in Guangdong Province of the PRC. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries. Our production facilities are strategically located in close proximity with the delivery locations designated by our major customers, and major suppliers in Guangdong Province, the PRC with readily access to major infrastructure. We have also established offices in Hong Kong and Vietnam to service customer orders outside the PRC.

Our Hong Kong office is where the senior management are met to formulate strategies and to hold all of the important management and board meetings. It also handles the sales orders received outside the PRC from overseas (excluding Vietnam) while our Vietnam office is responsible for overseeing the sales transactions in southeast Asia.

Packaging Products

Packaging products are paper-based inner packaging boxes for storage of merchandises which are produced by applying our Offset Printing technology or flexo printing technology to raw papers, kraft papers, cardboards, carton papers or corrugated paperboards.

Packaging products production

We manufacture all of our packaging products at our self-owned and self-operated MP Production Site, which is located at No. 4 Industrial Zone, Shui Tian Community, Shiyan Street, Baoan District, Shenzhen, China with an aggregate gross floor area (“GFA”) of approximately 36,000 square meters. The MP Production Site was built in 2000 and include one factory, one ISTA-certified product testing laboratory, staff dormitory accommodating up to 700 staff members, staff kitchen, as well as equipped with sewage treatment facilities.

The packaging products production process can be broadly categorized into pre-press, printing and post-printing. Our production process is highly-automated and we use high speed equipment and machinery. The average production lead time from confirmation of customers’ purchase order to delivery of packaging products is 7 to 10 days for repeated orders and 10 to 15 days for new products.

Corrugated Products

Corrugated paper is a durable, versatile, economical and light weight material and applied in making packaging containers for transportation and storage, pallets for bulk handling as well as point-of-purchase display rack. Our corrugated products refer to outer packaging boxes made of corrugated paperboards. We manufacture corrugated products of different sizes, shapes, thickness and strength according to customers’ specifications.

Corrugated products production

We manufacture all of our corrugated products at our self-operated Yee Woo Production Site at Yi He Industrial Zone, No. 137 Bao Shi East Road, Shui Tian Community, Shiyan Street, Baoan District, Shenzhen, the PRC. The Yee Woo Production Site was built in 1994 and include one factory and staff dormitory.

Operational Flow

As of the date of this prospectus, our customer purchase orders were generally procured by quotations. We maintain a systematic workflow comprising B2B sales and marketing, pre-production planning, production, supply-chain services and customer-oriented after-sales supporting services. Typically, the entire process from the confirmation of a customer purchase order to delivery and acceptance of our products by our customers ranged between a few days to six weeks, depending on, among others, the product specifications, purchase order quantity and expected delivery date designated by our customers. Sometimes, our customers may place purchase orders for deliveries designated several months after the date of purchase orders, in which case, the entire process may take longer and we usually commence production at a date closer to the date of delivery. Our production process typically only takes one to two weeks.

Customers purchase orders

In most transactions, our customers approach us for quotations with product requirements on a case-by-case basis. While most of our customers are recurring customers, we also generate sales from new customers whom we believe are introduced by referrals as well as trade shows and exhibitions our Group participated from time to time.

Upon receipt of the requests for quotations, our sales and marketing team will prepare a proposal based on, among others, a preliminary review on the product design and specifications to assess the technical and other production requirements, an overall cost analysis based on the estimated raw materials procurement costs, production costs, order quantity, delivery schedule, our expected profit margin as well as the prevailing market price for similar products and market conditions.

Our pre-production planning comprises (a) product design and development for new orders, (b) production planning and (c) procurement. The pre-production planning phase generally takes about 1 week to 2 weeks, depending on the complexity and scale of the purchase order.

Complementary product design and development services

We offer assistance to our customers throughout the entire product design and development process spanning across various design aspects, including structural and functional design, graphic design, packaging design, display unit design and concept development. To facilitate our customers’ assessment and to ensure fulfilment of customers’ expectations, we will also prepare 3D digital illustrations and/or 3D prototypes and/or 3D or mock-up samples or based on the product design where necessary.

Production planning

Once the purchase order is finalized, we will assign the purchase orders to a designated project team to formulate a production plan and to oversee the entire project from the commencement of production to delivery with an objective to ensure due and timely production within stipulated cost estimate in accordance with the terms of the purchase order. The production plan will include a production flow outlining detailed production procedures and logistics, production capacity planning setting out the technical and machinery requirements, manpower and outsourcing arrangement.

Procurement

In parallel with the production planning, our procurement team will conduct an inventory analysis to ascertain raw materials needs and to ensure timely and adequate supply of raw materials. In most cases, we procure the raw materials from our suppliers based on the purchase order. Our major raw materials are paper with various types and weights, which we procure from our approved paper manufacturers and suppliers primarily in the PRC and the South East Asia. During the fiscal years ended June 30, 2021 and 2020 and up to the date of this prospectus, we did not experience any delays in production caused by delays in supply or shortage of raw materials.

Packaging products Production Process

Pre-press stage

Pre-press stage is the preparatory stage where we will conduct typesetting, proofreading, screening and editing activities to ensure accurate presentation of textual material in graphic form on paper or other medium and produce the suitable printing plate, which may be made of rubber, plastic or aluminum depending on the needs of printing method, which will be used for subsequent printing. Where requested by customers, we may prepare 3D digital illustrations and/or 3D prototypes and/or 3D mock-up samples based on the product specifications for customers’ approval. As for global customers, they will receive the mock up samples of their proof of design that entail all their requested parameters and requests before they proceed with their orders. Once the product design or prototype or mock-up samples are confirmed by our customers, and our machinery and equipment are adjusted in accordance with the customers’ specifications, we will trim and cut raw paper, kraft paper or corrugated paper into appropriate size for bulk-printing.

The major machinery and equipment required for the pre-press stage included the cutter machine for trimming and cutting, the computer-to-plate machine and the punch machine, as well as the digital printer, the digital pre-press workflow machine, the color management machine and the digital proofer machine for content accuracy checking and color management activities.

Offset Printing

Offset Printing is a printing process where an inked image is transferred from a plate to a rubber blanket, then to paper. The offset process is a lithographic process, which is based on the repulsion of oil and water.

During the pre-press stage for Offset Printing, the digital files are broken down by color separation and laser edged onto coated zinc offset plates. The offset plate, which is chemically treated so that only image areas on the offset plate will accept ink injection, will then be loaded onto the plate cylinder rollers in the printing press machines.

When the papers are ready and the printing press machines have been set up and calibrated (including inserting the offset plates in the plate cylinder rollers of the printing press machines), we will commence Offset Printing whereby water and oil-based ink are applied to the offset plates. Due to the chemical treatment on the image areas whereby ink will adhere to the image areas and areas without image will reject ink injection, the inked images are transferred from the offset plate to the surface of an intermediate printing blanket. The intermediate printing blankets, which are made of special multi-layered rubbers, will then imprint the image onto each paper that passes through the printing unit of the Offset Printing press machine. Our Offset Printing machines can run up to 10,000 to 12,000 sheets per hour depending on the size of the paper and the complexity of the graphic designs.

The entire Offset Printing process is conducted by our multi-color printing press machines, which equipped us to manufacture packaging products with 5-colour to 6-colour to cater for the different needs of our customers. As of the date of this prospectus, we have one 5-colour offset printing press machine and five 6-colour offset printing press machines.

During the post-press stage, semi-finished products printed by Offset Printing will undergo surface treatments such as UV coating and lamination to smoothen and brighten its surface, which will then be cut into the size and shape based on customers’ specifications using the automatic die-cutting machines. With respect to customer orders for packaging boxes by Offset Printing, we will apply glue by using the automatic glue-box machine and assemble paper sheets into packaging boxes, which will then be packed for delivery to our customers.

Flexo Printing

Flexo Printing is a printing process where water-based ink is transferred, one color at a time, from the surface of a flexible plate on which an image is represented to a substrate, and additional colors are added, each registered to the locations of those printed previously.

During the pre-press stage for Flexo Printing, digital images are transferred to a flexible plate, which serves as the image carrier which will be mounted on the plate cylinder for subsequent pressing onto the substrate.

When the papers are ready and the printing press machines have been set up and calibrated (including inserting the flexible plates in the plate cylinder rollers of the printing press machines), we will commence Flexo Printing whereby water-based ink are applied onto the surface of the flexible plate by an engraved roller/anilox. The flexible plate then transfers the ink film from the engraved roller / anilox to the substrate, which may be cardboard papers or corrugated paperboards, by impression. Our Flexo Printing machines can run up to 5,000 to 7,000 paperboards per hour depending on the size of the paperboard and the complexity of the graphic designs.

The entire Flexo Printing process is conducted by our multi-color printing press machines, which equipped us to manufacture packaging products with 4-colour to 5-colour to cater for the different needs of our customers. As of the date of this prospectus, we have two 4-colour Flexo Printing press machines and one 5-colour Flexo Printing press machine.

During post-press stage, semi-finished products printed by Flexo Printing do not require subsequent surface treatment will be cut into the size and shape based on customers’ specifications using the automatic die-cutting machines. After die-cutting, the semi-finished product will be assembled and packed for delivery to our customers.

Corrugated products production process

The corrugated products production process can be broadly categorized into pre-press, printing and post-press. Our production process is highly-automated and we use high speed equipment and machinery. The average production lead time from confirmation of customers’ purchase order to delivery of corrugated products is 3 to 5 days for repeated orders and 5 to 7 days for new products.

Pre-heating

This is a process in which raw paper reels are fed into the corrugators for pre-heating by steam and go through a series of pre-heating rolls for straightening. This process helps control the moisture content of the raw paper and largely reduces the risk of breakage or deformation of raw paper at later stages of our production process. Raw papers will be served as liners, which form the separating layer between two corrugated mediums and/or serve as the top and bottom layers of our corrugated paperboard, while raw papers to be served as corrugated medium will be passed on to the next step for further shaping.

Corrugation

The straightened paper is further fed into the corrugating rolls, which create the flute of the corrugated medium. We have corrugating rolls of different sizes and flute profiles to produce the paperboard of different combination of paper grades and flute profile to meet the customers’ needs. Steam produced by our natural gas noiler is applied in the process to soften the raw paper material and to set the shape of the flute.

Lamination

Glue is applied to the tips of the flutes of the corrugated medium paper which is then attached onto the first layer of liner by the laminating modules. The adjoined two-layer product is known as single-face corrugated paperboard. Depending on the specifications for the corrugated products in terms of mechanical strength and shapes, we may further the converting process to form single-wall corrugated paperboard (3 plies), and if order requested, also double-wall paperboard (5 plies) in one run.

Drying

The laminated liners and corrugated mediums which formed corrugated paperboards of required numbers of layer are then dried by steam-heated plates within the production line. The temperature of the steam-heated plates, the speed and the composition of the adhesive are key factors to ensure effective adhesion and control flattening of the paperboard, which will be cut automatically according to the set length while trimming will be done at both edges at the same time.

Die-cutting

According to the specifications of customers, the corrugated paperboard is die-cut into different shapes. The major machinery and equipment required for the production of corrugated products are the corrugator and other post-press equipment for die-cutting and gluing. As of the date of this prospectus, we have six automatic die cutting machines and fifteen semi-automatic die cutting machines.

Folding and Gluing Process

The folding and gluing process transforms a piece of flat paper material into a finished product such as a box or an outer carton. This is achieved by folding the blank along pre-creased lines and applying the adhesive that will hold the product together. As of the date of this prospectus, we have six automatic gluing machines and 4 semi-automatic gluing machines

Production process and utilization

We review the production processes for packaging products and corrugated products from time to time and conduct production data analysis to explore opportunities to enhance our productivity and to ensure they conform to our production and quality control guidelines. Our production processes require a stable and sufficient supply of raw materials and utilities such as paper, water and natural gas and electricity. We anticipate that our reliance on such supply of raw materials will increase as we seek to expand our production capacity. As of the date of this prospectus, we did not experience any disruption in such supplies that had a material impact on our business or operations.

With a view to enhancing inventory turnover and achieving production efficiency, we plan our production based on actual purchase orders received and the delivery schedule with our computerized production planning system, instead of relying on demand forecasts and estimates.

As of the date of this prospectus, we owned six offset printing production lines and three flexo printing production lines at the MP Production Site, and two corrugated products production lines at the Yee Woo Production Site. All of our production lines are designed to ensure consistent delivery of high standards of quality and optimized production on short lead times. Most of our production lines are interchangeable to fit the majority of our customers’ orders.

The utilization rates of our production facilities are affected by a number of factors such as the order quantity, product specifications, status of repair and maintenance of our machinery and equipment and production schedule and arrangement, taking into account the inventory level of raw materials, work-in-progress and finished goods

Quality assurance

We pride ourselves in the production of high quality and reliable products. In recognition of our quality control management system, we have obtained various quality related certifications, including ISO 9001:2015 certificate and G7 Master Printer Certificate of Excellence by IDEAlliance USA for print color management.

We have an established and comprehensive internal quality control practice that allows us to uphold our product quality standards as well as meeting our customers’ requirements. Our quality control procedures are implemented throughout the production process from procurement of raw materials to the manufacturing of finished goods.

During the fiscal years ended June 30, 2021 and 2020 and up to the date of this prospectus, we had not received any material claims or complaints from our customers in relation to the quality of our products.

Quality control team

Periodically, our quality control team will prepare reports on raw materials and finished materials, work-in progress and finished stocks, highlighting any critical issues relating to quality as well as comments from customers. These reports will be presented to the management for evaluation. In addition, our team members will periodically conduct performance review with our customers and suppliers on the product’s quality and integrity culminated in the entire production process.

Our quality control team includes personnel from our production department. As of the date of this prospectus, we had 45 quality control personnel and our quality control team is led by Mr. MY Lai, our CEO who possesses over 15 years of industry experience. Our quality control team is responsible for overseeing our entire operating process, and maintaining and operating our quality control system. Our quality control team also analyses various quality issues arising from our production process and any defective products identified by our in-house inspectors or returned by our customers and prepares preventive measures.

International Safe Transit Association (“ISTA”) certified testing laboratory

As of the date of this prospectus, we own and operate one ISTA certified laboratory at our MP Production Site, which is compliant with the Technical Association of the Pulp and Paper Industry (“TAPPI”) standards, and well equipped with major testing machinery and equipment to perform various tests and inspections on our products. Since our ISTA certified laboratory also has obtained Amazon recognition for Amazon products packaging, our products are capable of providing the Amazon packaging certification, and thereby satisfying the rigid packaging demand from U.S. brand Amazon sellers and their Ecommerce businesses. In addition, the temperature at our laboratory is always maintained at around 23 degrees Celsius with a humidity level at around 50% to ensure consistent test results.

We have implemented a series of measures to ensure the high-quality, consistency and timeliness of our testing results. Our quality management department is responsible for ensuring that we comply with applicable regulatory and industry standards throughout the entire testing process through regular on-site inspections.

Product testing and analysis

Our laboratory is fully equipped to conduct a diverse range of tests and checks, including:

●	General tests: We deploy the electronic balance tester, infrared moisture tester, thickness tester, LC MS and XRF machine for heavy metal detention tester to conduct general tests on our samples.

●	Strength tests: We conduct tests on our samples to assess the strength endurance using stiffness tester, crush tester, burst tester, ply bond test and tearing strength tester.

●	Fastness tests: We conduct tests on our samples to assess the fastness to rub and wet resistance using rub resistance tester, light fastness tester, aging tester and slide angle tester.

●	Durability tests: We conduct tests using the vibration tester, box crush tester and drop tester to assess the durability of our samples.

●	Color management: We deploy the spectro-densitometer to ensure color consistency and quality.

Incoming quality control

We conduct sample checks on raw materials to ensure that they meet our quality requirements. If we consider that the quality does not meet our requirements and standards, we will generally return it to our suppliers for replacement or refund. As of the date of this prospectus, we did not have any material claims against our suppliers due to defective quality of raw materials or semi-finished products.

Work-in-progress quality control

To minimize the risk of defective products, we conduct inspections on the first product in each and every stage. If any quality defect is identified during the production process, we will immediately pause production and rectify the defect before resuming production. In the event any semi-finished product does not conform to our quality controls, we will either re-process them or dispose of the entire batch of unqualified products and re-print the entire order.

Outgoing quality control

We conduct a variety of tests on our samples based on their intended usage and materials. For instance, we conduct basic weight test, strength testing utilizing the burst tester and crush tester to inspect our products.

Product Return and Warranty

We generally do not offer any warranty for our products. We consider this approach to be consistent with market practice as our products will be used for, among others, packaging purposes by our customers and trading companies would deliver the finished products together with the packaging to their downstream customers.

Generally, we will accept return or replacement where the products are damaged. In such an event, we will arrange for new products to be delivered to our customers at such quantities and pricing to be negotiated on a case-by-case basis. As of the date of this prospectus, we did not record any significant write-off or provision in connection with product returns or replacements.

Inventory Control and Management

We actively monitor our inventories for our products, comprising mainly raw materials, work-in-progress and finished goods. For our major raw materials, we typically formulate procurement plan and budget based on scheduled production plans to avoid accumulation of excessive inventories. We maintain inventory levels of raw materials, work-in-process and finished products primarily based on our production plans and purchase orders or upon customers’ requests.

Procurement policy

Our procurement department is responsible for the preparation of procurement plans, which specify the type and quantity of raw materials required for the production of our products.

Our inventory procurement policy includes a combination of (i) back-to-back procurement based on purchase orders confirmed by our customers and (ii) buffer procurement based on our internal estimations as to, among others, the general market trends, existing inventory levels, product demands based on customers’ demand forecasts and procurement lead time. We procure raw materials once a signed purchase order had been received based on the estimated actual use taking into account of order volume and potential wastage and defects. In the case of buffer procurement based on our internal forecasts, we procure inventory based on the estimated product demand from our customers.

We review and assess our inventory from time to time based on direct customer feedback and market information collected through communication and interaction with our suppliers. We will place procurement orders from time to time to replenish raw materials and to maintain our inventory level. Our procurement orders to our suppliers typically set out the product details, quantity, payment terms and delivery arrangement.

Inventory management

We strive to maintain an optimal inventory level and our inventory management objective is to ensure we maintain stock inventory sufficient to support our business operations at all times without unnecessary excessive inventory levels. Generally, we seek to maintain an adequate inventory for the paper consumption of approximately 2 months.

We monitor our inventory level in accordance with our inventory control policies and prevalent price trend. We also make provisions for the obsolete and slow-moving inventories in accordance with our accounting policy. To effectively monitor our inventory level and minimize obsolete inventory, we have implemented the following measures:

●	Authorization and verification: All procurements must be approved by our procurement manager and all incoming inventories must be verified against purchase orders before acceptance.

●	Inventory management system: We have implemented an inventory management system to monitor the inventory levels of our raw materials, work-in-progress and finished goods as well as to ensure the accuracy and completeness of stock-in and stock-out record.

Delivery and Logistics

We are usually responsible for delivery of products to our customers. Products are usually delivered to our customers at their designated location (i) our in-house logistics team, (ii) external logistics services providers engaged by our Group or (iii) other logistics forwarders engaged by our customers to collect our products at our warehouses. Costs for delivering our finished products are borne by us and are included in our selling price. Title, risk and reward of our products are passed to our customers upon acceptance by them or their designated logistics forwarders.

Packaging Products and Supply Chain Management Solution

Our packaging products supply chain management solution target customers not only locally, but also those distant from our factories. Specifically, the supply chain management solution comprises of brand packing design and engineering, production technical consultancy, packaging testing, print version management, packaging pricing management, supply localization, order and production site allocation, delivery and warehousing arrangement, print quality control, sustainability management, and corporate social responsibility management, among others. Supply localization and local warehousing arrangement specifically help brand customers to produce and ship the packaging locally by the local supply chain, which will ensure less disruption in case of limited movement of people and goods especially facing the container shortage issue under the pandemic.

For example, in our creative graphic design solution center, we create graphic design proposals according to the brand image, target audience and market positioning of the products from vintage to trendy style. Our designers would define the needs and interact with the customers throughout the design process. Each design project is treated with its unique individuality and creative commitment to bring the best possible design concept via 3D drawing and 3D printing to expedite the entire development period.

In packaging structural design and engineering center, the main function of our in-house engineering team is to create balance between the appearance and the functionality of a product. Our engineering team works together with our designers during the packaging design process to provide the material specifications and 3D modeling and advise the production knowledge to our designers and customers.

Our Strategy

Establish and expand our production capacity in Vietnam

Leveraging on the knowledge and experience we have gained through subcontracting certain of our production process to subcontractors located in Vietnam, we believe that setting up our own production site will provide cost-saving opportunities, greater operational flexibility and better control over quality and delivery of our products relative to outsourcing in the long term. Since 2015, we have been in the process of acquiring land located at Yen My Industrial Zone Vietnam for the purpose of building a production center in the northern part of Vietnam (near Hanoi City) to carry out the production needs of different packaging and paper products in Southeast Asia. As of the date of this prospectus, we conducted all our production activities at our MP Production Site and Yee Woo Production Site in Guangdong Province.

Additionally, setting up our own production in Vietnam and expanding our business to Southeast Asia could potentially mitigate the adverse impact that may be brought by the Sino-U.S. trade war between the U.S. and the PRC.

More specifically, given the projected growth in the paper and packaging industries in Vietnam and China, and to cater for the needs of our customers, our directors plan to expand the paper products production capacity through the construction of new production sites in Hung Yen Province, Vietnam and Huizhou, China. Both of the production sites are aimed to provide one-stop integrated services for our customers with an objective to cover the entire value chain with respect to their paper-based packaging needs.

The establishment of our new Huizhou production site will allow us to leverage our existing presence in Guangdong Province, China. We plan to construct a 5-story factory with a total GFA of approximately 77,000 square meters accommodating up to two corrugated products production lines. Our Huizhou production site is conveniently located with easy access to major infrastructure and within close proximity with our potential new customers, existing suppliers and subcontractors. The directors believe that this location will serve as a competitive advantage for the Company to capture the growth of sales orders in Huizhou area.

Vietnam is considered to be the fast-growing economy among the ASEAN countries, with many of customers and suppliers expanding their production lines. Our directors believe there will be an increased demand for paper-based packaging. We plan to construct a 2-story factory with a total GFA of approximately 25,000 square meters starting with one corrugated products production line. With solid experience in the paper-based packaging industry and our one-stop integrated service approach, our customers will enjoy a cost-effective and time efficient means to obtain both tailor-made and comprehensive printing solutions which will provide them with greater operational efficiency and flexibility.

The operations at the proposed new factories will be an upgraded version of our existing Yee Woo production site which supplies corrugated paper products and packaging solutions to customers there. We are aiming to include industry 4.0 elements into our new production sites such as the application of technology and internet of things (IoT) to create a smart factory while improving the facilities’ overall efficiency.

Our integrated business processes includes: market research, research and development, packaging design and development, raw materials procurement, color management, print production, quality control and delivery and logistics i.e. our “Total Packaging Solutions”.

We plan to finance the construction cost and machinery cost of our Huizhou and Vietnam production sites from the IPO net proceeds, internal resources and bank financing.

We estimate the cost for the Huizhou production site will be approximately $17,152,000 and the break down is shown as follows:

1.	The acquisition of land in the amount of $2,820,000, that was acquired in May 2020 and the cost was already fully paid for;
2.	The construction of the factory premises: $10,046,000;
3.	The cost of office premises: $448,000;
4.	The cost of utilities: $638,000; and
5.	The cost of corrugated paper machinery: $ 3,200,000.

We estimate the starting date of the construction in Huizhou, China expansion will commence around the fourth quarter of 2022, and the completion date is expected to be within the first quarter of 2024. The anticipated increase in production capacity from this Huizhou production site is estimated to add about 3,000 tons per month (paper usage) to our overall commercial operation.

We estimate that cost for Vietnam production site will be approximately $11,938,000 and the break down is shown as follows:

1.	The acquisition of land in the amount of $ 4,400,000, of which $ 1,800,000 has already been paid as of the date of this prospectus;
2.	The construction of factory premises: $3,660,000;
3.	The cost of office premises: US$386,000;
4.	The cost of utilities: US$ 292,000; and
5.	The cost of corrugated paper machinery: $ 3,200,000.

We estimate the starting date of the construction in Hung Yen Province, Vietnam will commence around the fourth quarter of 2022 or the first quarter of 2023, and the completion date is expected to be within the first or second quarter of 2024. The anticipated increase in production capacity from this Hung Yen Province production site is estimated to add about 3,000 tons per month (paper usage) to our overall commercial operation.

Expand our production capacity in the Guangdong Province in the PRC

Leveraging on our presence in the Guangdong Province in the PRC, we plan to expand our corrugated products production capacity through the construction of a new production site. To cater for our future development, in May 2020, we acquired 100% equity interest in Yimeinuo from an Independent Third Party, which in turn owned a parcel of land for industrial usage situated at the side of Yongda Highway, Maxi Village, Yonghu Town, Huiyang District, Huizhou City, Guangdong Province, the PRC (the “Huizhou Land”).

Currently, we plan to construct (i) a 5-story factory with a total GFA of approximately 77,000 sq.m. accommodating up to two corrugated products production lines, (ii) one dormitory and kitchen with a total GFA of approximately 3,600 sq.m. accommodating up to 350 staff, (iii) one product testing laboratory with a total GFA of approximately 130 sq.m., (iv) office premises of approximately 3,000 sq.m. and (v) warehouse for storage with a total GFA of approximately 9,000 sq.m.

The New Huizhou Production Site – Convenient location

We believe that the establishment of the New Huizhou Production Site will allow us to leverage on our existing presence in Guangdong Province, the PRC, including our MP Production Site, which is approximately 81.5 kilometers away, and our Yee Woo Production Site, which is approximately 81.4 kilometers away. Furthermore, we are of the views that the Huizhou factory is conveniently located with easy access to the major infrastructure and road networks. This will serve to enlarge our service coverage areas towards recently developed industrial zones for potential new business, as well as an effective back up support for the future increase in demand from our MP and YW Production Sites.

The New Huizhou Production Site – Market demand for corrugated products

According to the Industry Report, the market size of the corrugated paper of China was approximately 27,760.0 thousand tons in 2020 in terms of consumption volume, and is expected to reach 36,678.5 thousand tons in 2025, with 5.4% CAGR during 2021-2025. We believe the corrugated products production line at the New Huizhou Production Site will enable our Group to capture the upcoming opportunities.

The New Huizhou Production Site – Production capacity

Based on our development plan of the New Huizhou Production Site, the site will accommodate a maximum of two corrugated products production lines. As the addition of production line is capital intensive requiring acquisition of machinery and equipment, we will install one corrugated products production line initially and we may acquire and install a second corrugated products production line in the future depending on the utilization rates and market demand.

Expand our corrugated products production capacity

Having considered the historical utilization rates and the expected increase in market demand for corrugated products, we believe that it is in the interests of our Company to expand our corrugated products production capacity to capture upcoming opportunities by upgrading our corrugated products production line which currently include equipment and machinery purchased in 1990s.

Pursuit of becoming an Industry 4.0 smart factory

We plan to strengthen our competitiveness and to enhance our operational efficiency and production efficiency through the introduction of Industry 4.0, also known as the fourth industrial revolution. We believe through the upgrade to an Industry 4.0 smart factory, we will further enhance our production efficiency, including maximizing the utilization of our production resources, improving the traceability and quality of our inputs and outputs throughout the entire production process, and in turn will enhance our overall competitiveness in the paper-based packaging printing industry.

The key elements to becoming an Industry 4.0 smart factory include the implementation of information and communication technology, cyber-physical systems, internet of things manufacturing execution system, radio frequency identification (“RFID”) based warehouse management system and RFID-enabled automatic guided vehicles system. Cyber-physical systems are networks of interacting elements, including sensors, machine tools, assembly systems, and parts, all connected through digital communications networks. The data collected by these networks will be represented virtually and the processes controlled remotely. Cyber-physical systems work together as a system by definition and forming a part of what is often referred to as the Internet of Things. The Internet of Things are data and information cloud consisting of embedded systems communicating through a network. Manufacturing execution systems are software solutions consolidates real-time production related data and information from multiple production sites through integration with equipment, machine controllers and enterprise business applications. Warehouse management system is a software application designed to facilitate inventory management, warehouse management and operations as well as supply chain operations. RFID-enabled automatic guided vehicles are load carriers that travel along the production line without an onboard operator or driver and are automatically managed and directed through a combination of software and sensor-based guidance systems.

We plan to upgrade our information technology system

Along with our business growth and expansion, we believe we need to monitor and manage our resources and labor more efficiently and effectively. As we continue to expand our business, we expect customer orders volume and production volume to increase. In order to enhance our competitiveness, we believe timely and detailed analysis and reviews on operational and financial data will enable us to monitor adjustments promptly and optimize resources allocation efficiently which in turn will maximize our profitability.

Existing ERP system

Our current ERP system, which has been used for more than 10 years, includes functions such as inventory analysis, checking past sales records and extracting financial information of our PRC, Hong Kong and Vietnam offices. However, the system is not fully centralized. The system at our different offices entails several separate software, which does not facilitate efficient communication and integration among our operations in the PRC, Hong Kong and Vietnam. Although the existing features are adequate to cover the services in the past, our imminent expansion in Huizhou, Vietnam, as well as our implementation of the industry 4.0 requires an updated software in our ERP system that expands coverages of functions such as procurement, and other aspects of enhancement that are required to optimize warehouse management operations.

Financial management system and cloud-based ERP system

Based on discussions with external information technology consultants, we plan to (i) purchase a new financial management system to enhance integrated procurement management, supply chain management, risk management and inventory management functions (the “Financial Management System”); and (ii) upgrade our existing ERP systems to become a centralized cloud-based ERP system (the “Cloud-based ERP System”).

The Financial Management System and the Cloud-based ERP System are expected to enhance the efficiency of our business operations by reducing repetitive manual work in transposing business operational data to financial data and thereby facilitating our management in analyzing our business performance and providing feedback in a timelier manner.

We plan to craft more environmentally sustainable products

Since sustainability and green production will be the focus of the future packaging development trend, we plan to make our products more environmentally friendly. Therefore, our R&D team has been exploring more sustainable packaging materials and industrial application and our innovative creative team has been simultaneously devising sustainable packaging proposals catering for the demands from different industries. For example, our sustainable packaging design enables paper material to replace plastic packaging components, and we have optimized our packaging structure to effectively reduce the packaging size to improve the container loading efficiency and reduce the CO2 emission. Additionally, our ISTA testing lab has reached a preliminary verification on design development and proposals regarding product protection under this green initiative. As of the date of this prospectus, we have already obtained ISO14000 Certification and the status of Hong Kong-Guangdong Cleaner Production Partner (Manufacturing). In December 2021, Millennium Shenzhen has been awarded the Carbon Care label by Carbon Care Asia, an organization that independently verifies and helps businesses achieve zero-carbon economy.

Research and Development

We have been undertaking research and development activities on structural and product design as well as production technology to maintain our competitiveness. Our market-driven research and development efforts focus on the design and production technologies applied to our products with a view to increase our customers’ operational efficiency. We have established a dedicated research and development department comprising 69 staff members as of March 31, 2022. Our research and development facilitated the successful development and invention which were subsequently registered as patents. As of the date of this prospectus, we had registered 38 patents.

In recognition of our strong technology and production development capability, our key operating subsidiary, Millennium Shenzhen, has been accredited as High-tech enterprise from November 2016 to November 2019 and from December 2020 to December 2023, which entitles us to a preferential tax rate of 15%, subject to the review and approval by the tax authorities every three years. In order for us to continue to be qualified as a High-tech enterprise and be entitled to the 15% preferential tax rate, our annual research and development expenditure must not be less than 3% of our total revenue in a year according to the relevant laws and regulations.

Between October 2017 and October 2021, we have received subsidies (the “subsidies”) granted by Science and Technology Innovation Committee of Shenzhen Municipality and Science and Technology Innovation Committee of Bao’an District Shenzhen Municipality.

Our Competitive Strengths

Our core proposition is to leverage on our presence and long operating history to become the one of the market leaders in Guangdong Province of the PRC and Vietnam, one of the fastest growth economies amongst the ASEAN, by offering total printing and packaging solutions for paper-based inner and outer packaging products, and other related accessories.

We are a multi-generational business with a long operating history.

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, who engaged in the sale of corrugated paper in Hong Kong with a vision to becoming a one-stop integrated services provider for paper related products. We have diversified our business segments beyond the sale of Corrugated Paper to production and sale of packaging products and corrugated products with deliveries to, among others, PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany during as of the date of this prospectus. In 40 years of dealings, we have developed and accumulated extensive industry experience and capabilities in relation to design and production of packaging products and corrugated products.

According to the Industry Report, we ranked eighth among the printing and packaging companies in Guangdong Province in the PRC in terms of revenue during 2020. We believe our strong focus and commitment have contributed to our multi-generational success enabling our Group to thrive and stay ahead of market competition while preserving our founder’s legacy.

We are a leading one-stop integrated services provider for paper-based inner and outer packaging products offering packaging products and corrugated products with business operations in the PRC, Hong Kong and Vietnam.

We believe our one-stop integrated service approach offers a cost-effective and time efficient means for our customers to obtain a tailored and comprehensive printing and packaging solutions and provides our customers with greater operational efficiency and flexibility.

Our one-stop integrated services covers the entire value chain for paper-based inner and outer packaging products for our customers and includes complementary value-added services such as market research, research and development, product design and development, raw materials procurement, product testing and delivery services as well as our core business of the production and sale of packaging products and corrugated products. Our diverse offerings are intended to offer flexibility for our customers to apply different printing solutions with other value-added services to achieve their packaging objectives and needs. We believe we have created synergies among our different processes, such as collaboration between our product design and development and in-house product testing conducted at our laboratory at MP Production Site to enhance the quality of our packaging products and corrugated products.

Furthermore, our packaging expertise is catered for different industries such as footwear, mobile communication, home appliance, toys, cookware and sport. Our patented designs and technical knowhow together with our advanced design software of 3D printing technology can be applied in different industries. For example, we offer a comprehensive product range from corrugated color boxes, gift rigid boxes, corrugated outer cartons, point-of-purchase (“POP”) displays, manuals, card games, or even board games.

Additionally, supported by our automated production lines consisting of six Offset Printing production lines, three Flexo Printing production lines, and two corrugated products production lines, we possess the capacity to undertake several orders concurrently and technical capability to manufacture various packaging products and corrugated products with different scales, specifications and complexity. We believe our multiple production capacities allow us to capture business opportunities within the industry value chain.

Our production facilities are strategically located in close proximity to our major customers and major suppliers with readily access to major infrastructure in Guangdong Province in the PRC.

We believe maintaining a short delivery lead time is crucial for our success in the competitive business environment. Our MP Production Site and Yee Woo Production Site are located in Guangdong Province, one of the major provinces of the PRC for the manufacture of paper-based packaging materials as well as OEM manufacturers according to the Industry Report.

Our MP Production Site and YW Production Site are within close proximity to our major customers and major suppliers as of the date of this prospectus, reducing our transportation costs and delivery time. Our close proximity with our customers promotes expedient delivery of our products and in turn facilitates “just-in-time” and “zero inventory” policies which we believe are implemented by some of our major customers. A significant number of our major customers are located in major cities in Guangdong Province such as Qingyuan, Dongguan and Shenzhen. Our close proximity with our suppliers promotes speedy supply of raw materials for our production, which reduces our production lead time. Our major suppliers are located in major cities in Guangdong Province such as Zhongshan, Zhuhai, Dongguan, and Guangzhou.

The railway lines and port to which we connect are significant in terms of strategic importance and supply logistics. According to the Industry Report, our MP Production Site and Yee Woo Production Site are located close to the main road infrastructure including the Pearl River Delta Ring Expressway, Guangzhou Ring Expressway and other provincial roads.

We believe our close proximity with the main road infrastructure enables us to deliver our products to our customers on a timely basis and offer competitive pricing due to savings in transportation costs.

We have developed stable business relationships with our major customers and suppliers.

We value the relationships with our customers and suppliers. We believe our ability to maintain a stable supply of quality assured raw materials and consumables at reasonable prices, coupled with our stable relationships with our customers enable us to secure a stable source of orders, seize market opportunity and provide a solid basis for future business expansion.

Customers

We believe that it is important to continue to expand our customer base, and at the same time, maintain long-term business relationships with our customers by understanding their changing needs and catering for their unique requirements. To achieve this objective, our sales team maintains regular communication with our major customers to ensure our products and services fulfils our customers’ expectations and needs consistently.

As of the date of this prospectus, our customers included recurring customers as well as new customers through referrals and others. All of our five largest customers in the six months ended December 31, 2021, the years ended June 30, 2021 and 2020 have been purchasing products from us for 8 to 21 years.  For further details, please refer to the section headed “Business — Customers”. We believe such stable relationships with our customers are indications of customers’ loyalty and recognition of our product and service quality, which we consider such recognition crucial to our continued success.

Suppliers

We take pride in our ability to offer various packaging products and corrugated products that cater the unique needs and requirements of our diverse customers base. We believe that our ability to offer competitively priced packaging products is attributable to our extensive supplier network comprising over 400 suppliers based in Shenzhen, Dongguan, Vietnam and other places. Our diversified supplier network minimizes the risks posed by reliance on a small number of suppliers and allows us to offer a wide portfolio of packaging products at reasonable prices for our customers.

We have maintained stable business relationships with our five largest suppliers over the years. Our five largest suppliers in the period of six months ended December 31, 2021, the years ended June 30, 2021 and 2020 have been supplying raw materials to us for periods ranging from approximately 1 year to 24 years.  We believe the steady relationships with our suppliers will enable us to continue to secure a stable supply of quality assured raw materials and other consumables at competitive prices, which in turn ensures our price competitiveness and product quality.

We are committed to maintaining high safety standard and quality control that match with our credentials.

The quality of the Company’s printing performance and service are stable and can meet requirements of customer from various areas. We value the relationships with customers and suppliers, and our ability to maintain a stable supply of quality assured raw materials and consumables at competitive prices. Furthermore, since we have a strict quality control system which is developed and evolved over 40 years of operating experience, customers are confident about our product and services. Our laboratories also conduct strict tracking and examination of quality not only for incomings, such as the raw materials like paper and ink, but also for work-in-progress and finished products. With such system, the quality of our product can be guaranteed and has become our competitive advantage.

Our other key strengths also include the ability to maintain our production at a consistently efficient level, delivering high quality products with customized functions and design with other value-added features. We place considerable emphasis on maintaining safety standard and quality control, which we believe are crucial to product quality and in turn, our reputation and profitability. As of the date of this prospectus, we have obtained the ISO45001 certification, which requires certified companies to implement a series of programs which include training programs every year such as first-aid training, weekly EHS checking, hazardous waste training, emergency drill of hazardous chemicals leakage, machinery operation and safety protection training, among others. These trainings not only ensure the safety of our employees, but also help reduce the risk of emergencies that we often expect to encounter in the production process and transaction process. This certification ensures that we comply with the occupational health and safety management system and provide safe and healthy workplaces for our staff and workers.

We have implemented a series of measures and extensive know-how in all stages of our testing process to ensure the high-quality, consistency and timelines of our testing results. Our laboratory at MP Production Site is equipped with a diverse range of testing machinery and equipment including the electronic balance tester, infrared moisture tester, thickness tester, LC MS and XRF machine, stiffness tester, crush tester, burst tester, ply bond test and tearing strength tester, rub resistance tester, light fastness tester, aging tester and slide angle tester, vibration tester, box crush tester and drop tester, spectro-densitometer.

As such, our products have been awarded the G7 Master Printer Certificate of Excellence by IDEAlliance in the U.S., and the Manufacturer of Printed Paper Products by Forest Stewardship Council. Our laboratory has been certified by the ISTA, our packaging testing process is in compliance with the TAPPI standards, and we have a Manufacturing Execution System (“MES”) that we developed on our own to track and analyze the production quality.

In addition, we maintain a list of approved suppliers from which we procure and purchase raw materials and consumables. We select our list of approved suppliers based on a number of factors, including but not limited to its production facilities, quality control procedures, product quality, supply capability, market reputation, service quality based on guidelines and on-site inspection. Currently, our list of approved suppliers comprised suppliers designated by some of our customers as well as suppliers through referrals. We believe that maintaining a list of approved suppliers enables us to monitor the quality of our suppliers and their supply of raw materials and consumables. In addition, we have implemented a series of measures and procedures throughout different stages of production including quality inspection from receipt of the raw materials and consumables to ongoing product testing on semi-finished products to final inspection on finished products.

We believe that our strong commitment to product quality, safety, and occupational health management are crucial to us in delivering quality products to our customers on a timely basis.

We have a dedicated management team with in-depth industry experience.

We possess a management team with extensive operational experience and technical expertise in the industry and most importantly, a dedicated commitment to our Company. Our Board is headed by Mr. Ming Hung “Matthew” Lai, our Chairman and Director, Mr. MY Lai, our chief executive officer and Director, and Mr. YF Lai, our Director. Each of our Directors possesses extensive management and industry experience and has accumulated rich expertise across key aspects of packaging printing. For further details, please refer to the section headed “Directors and senior management” in this prospectus.

We place strong emphasis on professional development, and members of our management team regularly attend training, trade shows, and education programs to update themselves on management techniques and the latest market developments relating to our business. We believe the collective industry experience, knowledge, and stability of our senior management team have contributed to our success, and is instrumental to our long-term development.

Supply Chain Management Solution

We have strategically established a supply chain management solution operation which leverages on the strengths of our own manufacturing base, as well as our strategic partners, to provide efficient and effective solutions to our global customers, who source their packaging needs in regions from Southeast Asia. Our supply chain management solution is built on years of industry knowledge and expertise in printing and packaging and is capable of monitoring and controlling the consistency of color and quality of the packages, regardless of where they may be produced in different locations or regions.

Marketing and Sales

Our customers may provide a demand forecast setting out brief details of the estimated orders with us for the forthcoming months. These customers forecasts are not legally binding and the actual terms of sales may vary. The final terms of sales will be confirmed by way of return of a signed purchase order, which is sent to our customers upon receipt of quotations requests.

As of the date of this prospectus, we have not experienced any material complaints from our customers or material disputes with our customers which had materially and adversely affected our business nor did our Group make any material compensation to our customers.

As of the date of this prospectus, we secured new businesses referrals from our customers, site visit by our potential customers and participations in trade fairs and exhibitions, details of which are set out as follows:

●	Referrals from our existing customers: We attract new customers through referrals from our existing customers. We receive invitations or referrals from our existing customers for quotations from time to time.

●	Site visit by our potential customers: From time to time, we may have potential customers visiting our production sites to understand our production scale and production quality.

●	Participation’s in trade fairs and exhibitions: We participate in industry seminars, trade fairs and other industry related trade exhibitions in the PRC to reach out to potential customers.

We had a sales and marketing team comprising 61 members as of March 31, 2022, who are mainly responsible for sales and marketing activities, customers liaison and management for the promotion of our business. As the team works closely with our customers, if there is any complaint or specific demand from our customers, our sales and marketing team will communicate with the relevant customers to understand and remedy the issue.

Customers

For the year ended June 30, 2020, one customer accounted for 11.3% of our total revenues. No customer accounted for more than 10% of our revenue for the year ended June 30, 2021. One customer accounted for more than 10% of our revenue for the six months ended December 31, 2021.

As of June 30, 2020, three customers accounted for 10.4%, 10.2% and 10.1% of the total balance of accounts receivable. As of June 30, 2021, one customer accounted for 15.9% of the total balance of accounts receivable. As of December 31, 2021, two customers accounted for 12.7% and 12.3% of the total balance of accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of June 30, 2020 and 2021 and as of December 31, 2021, respectively.

Suppliers

For the year ended June 30, 2020, four vendors accounted for 19.7%, 15.7%, 12.4% and 10.7% of our total purchases. For the year ended June 30, 2021, three vendors accounted for 18.9%, 14.9% and 12.6% of our total purchases. For the six months ended December 31, 2021, three vendors accounted for 23.3%, 14.9% and 11.0% of our total purchases.

As of June 30, 2020, one vendor accounted for 11.1% of the total balance of accounts payable. As of June 30, 2021, no vendor accounted for more than 10% of our accounts payable. As of December 31, 2021, three vendors accounted for 23.3%, 14.9% and 11.0% of our accounts payable.

Competition

According to the Industry Report, the market size of the paper-based packaging printing industry in the Guangdong Province in the PRC was approximately RMB209.7 billion in 2020 and is estimated to grow at CAGR of 4.9% and to reach approximately RMB271.3 billion in 2025. The printing industry in the PRC was highly fragmented with multiple market players and key drivers include, among others, supporting policies from the PRC Government, rapid development of intelligent facilities and the rise of e-commerce and online shopping. According to the Industry Report, the market size of the corrugated paper in the PRC was approximately 27,760.0 thousand tons in 2020 in terms of consumption volume, and is expected to reach 36,678.5 thousand tons in 2025, with 5.4% CAGR during 2021 to 2025. According to the Industry Report, the market size of packaging printing in Vietnam reached approximately USD4.0 billion in 2020 and is estimated to reach USD8.2 billion in 2025. As discussed in this prospectus, the Company plans to use the following strategies to distinguish itself from its competitors in the industry: develop the digital printing technology; develop the green packing solutions; develop industrial 4.0 for smart factory management; and build R&D for sustainable packaging materials.

Employees

We had a total of 894 and 891 employees as of March 31, 2022 and June 30, 2021, respectively. The following table gives a breakdown of our employees by function:

	As of March 31, 2022	As of June 30, 2021
Administration and Management	9	4
Engineering	6	8
Research and Development	69	71
Sales and Marketing	61	56
Business Operations	749	752
Total	894	891

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative. As a result, we have generally been able to attract and retain qualified employees and maintain a stable core management team.

Seasonality

The sale of our products is affected by seasonal fluctuations. As most of our customers are engaged in the production of retail and commercial products, we usually record higher purchase orders in the time leading to festive holidays such as Thanksgiving, Christmas holidays and Chinese New Year holidays.

Intellectual property

(i)	Patents

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2016 2 0004930.9	A protective display stand	January 6, 2016	January 5, 2026	Millennium Shenzhen	China
ZL 2016 2 0003262.8	A packing for tablet box	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003257.7	A dust removal system for printing equipment	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003260.9	A universal paper rack	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003263.2	A UV dryer	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003255.8	A filter water tank for a printing wetting system	July 5, 2016	July 4, 2026	Millennium Shenzhen	China
ZL 2013 1 0243906.1	Folding method of square box	June 4, 2013	June 3, 2033	Millennium Shenzhen	China
ZL 2017 2 1631697.8	The internal card supports the components and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1631725.6	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2017 2 1631945.9	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1632222.0	Strengthened step card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1632482.8	Buckle structure and inter card packing	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1634187.6	Portable display stand	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1659503.5	Mobile phone protection cover and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1659573.0	Mobile phone accessories pack box and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1660908.0	Mobile phone packaging components and mobile phone sets	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2018 2 0754389.2	Film machine	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 1 0478943 3	Standard methods of printing computerization, devices, terminals and computer-readable storage media	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2018 2 0760305.6	Crossing Bridge and automatic	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 2 0751959.2	Printer manufacturing line	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 2 0769753.2	Equipment cabinet door panel and equipment cabinet	May 22, 2018	May 21, 2028	Millennium Shenzhen	China
ZL 2018 2 0760292.2	Automatic cleaning unit and Ke Shi press	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 3 0502593.0	Packing box	September 7, 2018	September 6, 2028	Millennium Shenzhen	China
ZL 2016 1 0950796.6	Ink automatic coding equipment and its processing process	January 30, 2016	January 29, 2036	Millennium Shenzhen	China
ZL 2017 1 0138966.5	A paper placement and cutting device for an offset press	March 9, 2017	March 8, 2037	Millennium Shenzhen	China
ZL 2016 1 1165201.2	Paper cutting device for a printing press	December 16, 2016	December 15, 2036	Millennium Shenzhen	China
ZL 2015 1 0213613.8	A carton packaging anti-wrinkle treatment	April 30, 2015	April 29, 2035	Millennium Shenzhen	China
ZL 2016 1 0189602.5	A composition coated with thin sheets of printed paper	March 30, 2016	March 29, 2036	Millennium Shenzhen	China
ZL 2019 2 1201522.2	A tea packaging structure	July 26, 2019	July 25, 2029	Millennium Shenzhen	China
ZL 2019 2 1209522.7	A Chamfering machine	July 26, 2019	July 25, 2029	Millennium Shenzhen	China
ZL 2019 2 1209521.2	A takeaway packed meal box packaging structure	July 26, 2019	July 25, 2029	Millennium Shenzhen	China
ZL 2019 2 1914727.5	An automatic sticky box machine folding calibration device	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1928268.6	A chamfering machine attached to the window	November 7, 2019	November 6, 2029	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2019 2 1919138.6	A paper feed mechanism device of a coating machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1930933.5	Humidification device of local glazing machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2018 1 0479252.5	An economic printing method	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2021 2 0131701.4	Display box	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL 2021 2 0101907.2	Box and inner lining	January 14, 2021	January 13, 2031	Millennium Shenzhen	China

(ii)	Trademarks

Trademark Number	Registration Date	Expiration Date	Trademark	Place of Registration
305165406	January 9, 2020	January 8, 2030		Hong Kong
28825202	March 14, 2019	March 13, 2029		China
40202814	July 21, 2020	July 20, 2030		China
40194578	July 21, 2020	July 20, 2030		China
40185534	July 21, 2020	July 20, 2030		China
40193106	July 21, 2020	July 20, 2030		China
28867971	February 28, 2019	February 27, 2029		China
28856662	March 7, 2019	March 6, 2029		China
56068282	December 21, 2021	December 20, 2031		China
56078945	December 21, 2021	December 20, 2031		China
56085082	December 21, 2021	December 20, 2031		China

(iii)	Copyright

Number	Copyright Number	Issue Country
1	2019SR0662505	China
2	2019SR0662498	China
3	2019SR0663010	China
4	2019SR0663939	China
5	2019SR0663943	China
6	2019SR0661502	China
7	2019SR0661446	China
8	2019SR0663324	China
9	2019SR0661460	China
10	2016SR0662874	China

(iv)	Domain names

No.	Domain	Registered owner	Validity period
1	mpintl.com.hk	Millennium Shenzhen	February 22, 2024
2	millennium-gp.com	Millennium HK	May 28, 2024
3	mpgglobal.com.hk	Millennium Packaging	March 13, 2024
4	mpg.com.hk	Millennium Packaging	March 29, 2025
5	mpintl.cn	Millennium Shenzhen	December 30, 2023

Properties and Facilities

We lease the properties below for our principal executive office and other operating offices.

We own the following properties:

	Address	Area
1	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	4,042 sq.m.
2	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	21,072 sq.m.
3	Shuitian Village, Shiyan Town, Baoan District	31,004 sq.m.
4	By the side of Yongda Highway, Maxi Village, Yonghu Town, Huiyang District	29,508 sq.m.

We lease the following properties:

	Address	Monthly Rent	Area
1	Building 3, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$44,173	12,716 sq.m.

2	Building 1, Xitu Industrial Park Dormitory, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$31,747	9,139 sq.m.

3	Building2, Canteen, Xitu Industrial Park, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$1,431	412 sq.m.

4	Building 1, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$41,315	11,893 sq.m.

5	Building 4, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$6,000	1,727 sq.m.

6	South side of Building 2, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$1,923	472 sq.m

7	South side of Building 3, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$7,964	1,953 sq.m

8	1st Floor, Building 4, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$19,656	4,820 sq.m

9	Building 5, Yihe Industrial Zone, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$8,533	2,092 sq.m

10	South side of Building 1, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$32,326	7,927 sq.m

Insurance

We maintain certain property and public liability insurance for our machines and equipment. We also maintain accident insurance for our employees, in additional to a general property insurance for our buildings, devices and inventories.

Legal Proceedings

We are not currently a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of Hong Kong, PRC, Vietnam and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal laws, judicial interpretations, rules and regulations relevant to our business and operations in Hong Kong, PRC and Vietnam.

Hong Kong Laws and Regulations

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”)

As we carry on businesses in Hong Kong, we are subject to the BRO, which requires every person (a company or an individual) carrying on a business in Hong Kong to register with the Inland Revenue Department and obtain a business registration certificate within one month of the commencement of the business. Business registration is a process based on application and does not involve government approval. Once the requisite criteria are met, a business registration certificate will be granted. Business registration serves to notify the Inland Revenue Department of the establishment of a business in Hong Kong and facilitate the collection of tax from businesses in Hong Kong.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”)

As we employed employees in our office in Hong Kong, we are hence subject to the provisions under the MPFSO. Section 7 of the MPFSO requires every employer of a relevant employee to take all practicable steps to ensure that the employee becomes a member of a registered scheme within the permitted period after the relevant time. Section 7A of the MPFSO requires an employer who is employing a relevant employee to, for each contribution period occurring after that commencement (i) from the employer’s own funds, contribute to the relevant registered scheme the amount determined in accordance with MPFSO; and (ii) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with MPFSO.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”)

As we have employees working in our office in Hong Kong, we are subject to the provisions under OSHO. The OSHO provides for protection of employees’ safety and health in workplaces. According to section 6(1) of the OSHO, employers must as far as reasonably practicably ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in a workplace is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”)

As we have employees working in our office in Hong Kong, we are subject to the provisions under the ECO. The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and sets out, among others, the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment.

Under the ECO, if an employee sustains injuries or dies as a result of an accident arising out of and in the course of employment, the employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred.

Pursuant to section 40 of the ECO, all employers are required to take out insurance policies to cover their liabilities for injuries at work in respect of all their employees. An employer who fails to comply with the abovementioned is liable on conviction upon indictment to a fine at level 6 and to imprisonment for two years.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”)

As we carry on our business through our production sites in the PRC and trading companies in Hong Kong, the provisions relating to transfer pricing for intra-group transactions in the IRO apply to us. The IRO contains provisions which require the adoption of the arm’s length principle for pricing in related party transactions.

Section 20A of the IRO gives the Inland Revenue Department (the “IRD”) wide powers to collect tax due from non-residents. The IRD may also make transfer pricing adjustments by disallowing expenses incurred by the Hong Kong resident under sections 16(1), 17(1)(b) and 17(1)(c) of the IRO and challenging the entire arrangement under general anti-avoidance provisions, such as sections 61 and 61A of the IRO.

In December 2009, the IRD released Departmental Interpretation and Practice Notes No. 46 (“DIPN 46”). DIPN 46 provides clarifications and guidance on the IRD’s views on transfer pricing and how it intends to apply the existing provisions of the IRO to establish whether related parties are transacting at arm’s length prices. Generally, the IRD would seek to apply the principles in the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by Organization for Economic Cooperation and Development, except where they are incompatible with the express provisions of the IRO.

In July 2018, the Inland Revenue (Amendment) No. 6 Ordinance 2018 was enacted to introduce a legislative framework to govern how the pricing for the supply of goods and services between associated parties should be determined and implemented. Codified international transfer pricing principles include, amongst others, the arm’s length principle for provision between associated persons, the separate enterprises principle for attributing income or loss of non-Hong Kong resident persons, and the three-tier transfer pricing documentation requirements relating to master file, local file and country-by-country report.

PRC Laws and Regulations

Regulations Related to Printing Industry

According to the Printing Regulations, enterprises applying to engage in the business of printing of packaging materials and other printed matter shall present their business license to submit an application to the relevant department and be issued with a printing business permit upon examination and approval of the application.

Pursuant to the Interim Provisions on the Qualifications of Printing Operations, which was promulgated on 9 November 2001 and amended on 28 August 2015 and 11 December 2017, enterprises undertaking decoration and packaging printing shall have the enterprise’s title and articles of association, a specific business scope, and operation place(s) suitable for operation of printing business, etc. Pursuant to the Provisions on the Administration of Undertaking of Presswork Printing, promulgated by General Administration of Press and Publication and Ministry of Public Security on 18 July 2003, a printing operator shall establish and perfect the management rules, such as the rule of printing verification, of printing registration, of presswork keeping, of presswork delivery, and of destroying of the inferior products generated in printing activities.

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue, which was promulgated jointly by MOFCOM and the NDRC on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On July 23, 2020, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists.

Pursuant to the Negative List (Edition 2021), any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The Negative List (Edition 2021) further provides that where a domestic enterprise engaged in the business in the prohibited category seeks to issue and list its shares overseas, it shall complete the examination process and obtain approval of the relevant competent authorities of the State Council.

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement 2016 No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The form of organization, organizational structures and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On July 23, 2020, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists. See “Regulations — Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.”

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment before the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Our PRC subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Information Security and Privacy Protection

Internet information in China is regulated and restricted from a national security standpoint. The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. The National People’s Congress, or the NPC, promulgated the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The ICP Measures, promulgated by the State Council requires internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security, or the MPS, promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunication’s regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the PRC Criminal Law, issued by the SCNPC on August 29, 2015 and became effective on November 1, 2015, any internet service provider that fails to fulfil its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Moreover, pursuant to the PRC Criminal Law lastly amended in November 2017, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. PRC law does not prohibit internet product and service provision operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibits an internet product and service provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party.

The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT on December 29, 2011 and became effective on March 15, 2012, stipulates that internet product and service provision operators must not, without user consent, collect user personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet product and service provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, product and service and purpose of the collection and processing of such user personal information. In addition, an internet product and service provision operator may only use such user personal information for the stated purposes under the internet product and service provision operator’s scope of service. Internet product and service provision operators are also required to ensure the proper security of user personal information, and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet product and service provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet product and service provision operator wish to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet product and service provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet product and service provision operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet product and service provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

The PRC Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the PRC Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified Apps.

On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which will take effect on September 1, 2021. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal or obtain data by other illegal methods. On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Daft for Comments). According to Article 6 of the Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with these Measures.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee on July 5, 1994 and most recently amended on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties. In March 1999, the National People’s Congress, or the NPC, passed the PRC Contract Law, of which Chapter 13 governs lease contracts. On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China which took effect on January 1, 2021, and replaced the PRC Contract Law. According to the Civil Code of the People’s Republic of China, subject to the consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

Pursuant to the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which was jointly promulgated by Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, State Administration for Market Regulation, China Banking and Insurance Regulatory Commission, Cyberspace Administration on December 13, 2019 and came into effect on the same day, an entity engaging in real estate brokerage business should include “real estate brokerage” in the business scope of its business license, while an entity engaging in house leasing business should include “house leasing” in the business scope of its business license. The Opinion also requires the real estate brokerage companies, and the house leasing companies to file the leasing agreements online, use the template of the leasing agreement prepared by the local governmental authorities, prepare the instructions for use of the house and inform the lessee how to use the house. In addition, the Opinion also requires that the amount of payment that a house leasing company receives through rent financing shall not exceed 30% of the rental income of such company, and all the house leasing companies shall rectify such ratio by the end of 2022. Since the Opinion is relatively new, the interpretation and enforcement of the Opinion involve uncertainties.

Regulations on Labor Protection

The principal laws that govern employment include: (i) the Labor Law of the PRC, or the Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day.

According to the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law and its implementation rules regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it must compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance can be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance can be charged.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permission of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations Related to Environmental Protection

According to the Environmental Protection Law of the PRC, which was promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014 and became effective on January 1, 2015, enterprises, public institutions and other producers and business operators that discharge pollutants shall take measures to prevent and control the environmental pollution and harm caused by waste gas, waste water, waste residues, medical waste, dust, malodorous gas, radioactive substances, noise, vibration, optical radiation and electromagnetic radiation and others generated during production, construction or other activities. Enterprises and public institutions that discharge pollutants shall each establish an environmental protection responsibility system and specify the responsibilities of the persons in charge and relevant personnel thereof. Facilities for the prevention and control of pollution in a construction project shall be designed, built and put into use together with the principal part of the project. The preparation of relevant development and utilization plans and the construction of the projects having an impact on the environment shall be subject to environmental impact assessment in accordance with the law.

According to the Environmental Impact Assessment Law of the PRC, which was promulgated by the SCNPC on October 28, 2002 and amended on July 2, 2016 and December 29, 2018, and the Catalogue for the Classified Administration of Environmental Impact Assessment of Construction Projects (2021 Edition), which was promulgated by the former Ministry of Ecology and Environment on November 30, 2020 and became effected on January 1, 2011, the state classifies the management over the assessment of the environmental impacts of construction projects according to the seriousness of the impacts. Depending on the classification of environment impacts, a comprehensive assessment report or analysis or specific assessment report of environment impacts of construction projects would be required.

According to the Rules on the Administration concerning Environmental Protection of Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, and the Interim Measures concerning the Environmental Protection Acceptance Check on Construction Projects promulgated by the former Ministry of Environmental Protection on November 20, 2017, the complementary environmental protection facilities must be designed, constructed and become operational at the same time as the main parts of the project. If a construction project is subjected to file the environmental impact report or the environmental impact statement, the project owner shall, after the completion of the construction project, make an environmental acceptance check of the project, prepare the environmental acceptance report and disclose such report to the public in accordance with relevant laws. The construction project may not be put into production or use until the constructed supporting environmental protection facilities are completed and have passed the acceptance check.

According to the Regulations on the Management of Pollutant Discharge Licensing, promulgated by the former Ministry of Environmental Protection on January 10, 2018 and amended on August 22, 2019, enterprises, public institutions and other producers and business operators that are subject to administration by pollution discharge licensing shall apply for and obtain the pollutant discharge permit in accordance with this regulations, and shall not discharge pollutants without the pollutant discharge permit. Enterprises, public institutions and other producers and business operators that have a smaller volume of pollutants generated and discharged and a smaller impact on the environment shall fill out the pollutant discharge registration form and do not need to apply for the pollutant discharge permit. The list of enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall be formulated and promulgated by the competent department of ecological environment of the State Council. Enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall fill out their respective basic information, pollutant discharge destinations, pollutant discharge standards implemented, pollution prevention and control measures adopted, etc. on the national information platform for pollutant discharge permit administration; and, in the event of any change in such information, the changes shall be filled out within 20 days from the date of change. Pursuant to the Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2019 Edition), which was promulgated by the Ministry of Ecology and Environment on December 20, 2019, the pollutant discharge management is classified into three degrees, the key focused management, the simplified management, and the registration management.

In addition, specific environmental protection laws and regulations must be observed in the production and operation process. For instance, the Law of the PRC on the Prevention and Control of Air Pollution, the Law of the PRC on the Prevention and Control of Environmental Pollution caused by Solid Waste of the PRC on the Prevention and Control of Water Pollution Law of the PRC on Prevention and Control of Environmental Noise Pollution and the Law of the PRC on the Environmental Protection Tax.

Regulations in relation to Fire Protection

According to the Fire Prevention Law of the PRC which was promulgated by the SCNPC on April 29, 1998 and last amended on April 29, 2021, the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards of project construction. For construction projects that require fire protection design in accordance with national engineering construction fire protection technical standards, a construction project fire protection design review and acceptance system shall be implemented. When the construction project which should apply for fire control acceptance according to the stipulations of housing and urban-rural construction department of the State Council is completed, the construction unit shall apply to the housing and urban-rural construction department for fire control acceptance. Where the housing and urban-rural development authority under the State Council requires that an application for fire prevention final inspection of an as-built construction project should be filed, the constructing party shall file such an application to the housing and urban-rural development authority. For a construction project other than one specified in the foregoing, the constructing party shall report to the housing and urban-rural development authority after final inspection for record, and the housing and urban-rural development authority shall conduct spot checks.

Regulations in relation to Land Use Rights of Real Estate Property

According to the Civil Code of the PRC, properties referred to in this law include real estate property and personal property. The creation, alteration, transfer or termination of the property right of real estate property shall be subject to registration in accordance with the law. The certificate of ownership of real estate property shall be the evidence for the rights holder’s ownership of real estate. Construction land use rights may be created through assignment or allocation, as well as other means. Where construction land use rights are created through invitation to tender, auction, agreement, or other means, the parties concerned shall enter into a written contract regarding the assignment of such rights. In order to establish construction land use rights, registration shall be completed with the registrar. A holder of construction land use rights shall reasonably use the land and may not alter the purpose of land use.

Pursuant to the Land Administration Law of the PRC, the land of the PRC is subject to the socialist public ownership, namely, ownership by the whole people or collective ownership of the working people. The State shall prepare an overall land utilization plan to specify land use, classifying land into agricultural land, construction land, or unused land. Any entity or individual must use land in strict accordance with the purposes of land use as specified in the overall land utilization plan. Construction entities utilizing state-owned land shall generally obtain said land by means of compensation such as assignment. When using state-owned land, construction institutions shall do so according to the stipulations of the land use right assignment contract or according to the provisions of the approval documents relevant to the allocation of land use rights.

Regulations in relation to Import and Export goods

According to the Regulation of the PRC on the Administration of the Import and Export of Goods, which was promulgated by the State Council on December 10, 2001 and became effective on January 1, 2002, the state adopts a unified control system over the import and export of goods. The Customs Law of the PRC, or the Customs Law was promulgated on January 22, 1987 and latest amended on April 29, 2021 by the SCNPC. According to the Customs Law, imported goods shall be subject to customs supervision from entry to the end of customs procedures, export goods from the declaration to the customs to exit, transit and transshipment of goods from entry to exit. Unless otherwise stipulated, the consignee and consignor of import and export goods can handle the customs declaration and tax payment procedures by themselves, or the consignor and consignor of import and export goods can entrust a customs declaration enterprise approved by the customs to handle the customs declaration and tax payment procedures. Owners of inbound and outbound articles can go through customs declaration and taxation procedures by themselves or entrust others to go through customs declaration and taxation procedures.

Pursuant to the Foreign Trade Law of the PRC, or the Foreign Trade Law, which was promulgated on 12 May 1994 and became effective on 1 July 1994, and was last amended on 7 November 2016, a foreign trade operator engaged in import and export of goods or technologies shall make registration for record with the department in charge of foreign trade under the State Council or institutions entrusted by it; but those that are exempted from registration for record by laws, administrative rules and rules of the department in charge of foreign trade under the State Council shall be excluded.

According to the Rules for the Administration of the Entry-exit Inspection and Quarantine Declaration Enterprises which was promulgated by State Administration of Quality Supervision, Inspection & Quarantine on 15 February 2015 and amended on 28 April 2018 and 29 May 2018, the Customs of the PRC shall be responsible for administration of the nationwide entry-exit inspection and quarantine declaration enterprises, which includes the self-service declaration enterprises and agency declaration enterprises. Declaration enterprises shall complete the record-filing procedure when they engage in the declaration.

Regulations in relation to Work safety, Product Quality

According to the Production Safety Law of the PRC or the Production Safety Law, which was promulgated by the SCNPC on June 29, 2002 and last amended on June 10, 2021, the production and business operation entities shall establish corresponding mechanisms to strengthen the supervision and assessment of the implementation of the system of responsibility for production safety so as to ensure the implementation of the system of responsibility for production safety. Production and business operation entities shall offer education and training programs regarding production safety to the employees and ensure that the employees have necessary safety production knowledge. At the same time, the production and business operation entities must provide the employees with labor protection articles conforming to the national or industrial standards, supervise and educate the employees to wear and use them according to the rules of use. If the principal person-in-charge of a production and business operation entity fails to perform the duties and responsibilities of the administration of production safety as provided for in the Production Safety Law, thus causing production safety accidents, he shall be fined; if the case constitutes a crime, he shall be investigated for criminal responsibility in accordance with the relevant provisions of the Criminal Law of the PRC.

The principal law governing product quality is the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated on 22 February 1993 and last amended on 29 December 2018. Pursuant to the Product Quality Law, the producer shall assume the following responsibilities: (i) be responsible for product quality; (ii) do not produce prohibited products; (iii) the origin of the product shall not be falsified. The factory names, addresses and authentication marks of other producers shall not be forged or falsely used; (iv) production shall not be adulterated; adulterated or fake products shall not be passed off as genuine, and substandard products shall not be passed off as qualified products; and (v) to ensure that fragile, flammable, explosive, toxic, corrosive or radioactive products and other products with special requirements cannot be turned upside down during storage and transportation; the packaging must meet the corresponding requirements, with warning marks or warning instructions in Chinese, or indicate the treatment method. The state carries out random inspection on product quality. Where the quality of a product is substandard, the producer or seller shall be ordered to make corrections within a time limit. Failure to make corrections within the time limit shall be announced by the market supervision and administration department at or above the provincial level. If the products are still unqualified after re-examination and announcement, the producer or seller shall be ordered to stop business; if the product quality is still not up to standard after the period of rectification expires, its business license shall be revoked.

Regulations on Processing with Imported Materials

Under the Measures of the Customs of the PRC for the Supervision of Processing Trade Goods promulgated on 12 March 2014 and last amended on December 23, 2020, processing trades refer to business activities wherein the operating enterprise imports all or part of the raw or auxiliary materials, parts and components, component parts and packaging materials, and re-exports the finished products after processing or assembling, including both the processing of supplied materials and the processing of imported materials. Processing with imported materials refers to the business activities wherein the operating enterprise imports materials by paying in foreign exchange and exports the finished products on its own. An operating enterprise shall go through the filing procedures for processing trade goods with the competent customs authority at the place where the processing enterprise is located. The processing trade contracts should be submitted to the competent customs for the record. Additionally, a subcontracting arrangement entered into between the processing plant and an independent third-party shall be filed with the local administrative customs within three days and any re-subcontracting is prohibited.

Regulations Relating to Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

On May 24, 2013, the MOFCOM and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the MOFCOM and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019. The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1,2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although Millennium Shenzhen is currently wholly owned by Millennium HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source or SAT Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax agencies to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Relating to Intellectual Property

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patent Law

According to the Patent Law of the PRC which was promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, there are three types of patents in the PRC, including invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patent holder shall pay compensation to the patent holder. In addition, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the State Intellectual Property Office for confidentiality examination.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years upon request provided relevant application procedures have been completed within twelve months before the end of the validity period. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 5 million.

As of the date of this prospectus, we have 38 trademarks granted in China.

Copyright Law

The newly amended Copyright Law or the Copyright Law, consists of 67 articles in six chapters, and shall come into force on 1 June 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Regulations on Domain names

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on November 5, 2004 and effective on December 20, 2004, and will be replaced by the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017, which has become effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate arbitration  procedure.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

In January 2017, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, or Circular 3, effective simultaneously. Circular 3 sets out various capital control measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include, without limitation, requiring banks to verify resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements relating to the outward remittance before conducting the outward remittance of profits above US$50,000, and making up for losses in previous years with profits pursuant to the law before it is allowed to remit the profits overseas.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations on Dividend Distributions

Under the company law, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our Ordinary Shares on the NASDAQ given that our PRC subsidiary was directly established by us as a wholly foreign-owned enterprise, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies.

These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiary, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our Ordinary Shares. See “Risk Factors — Risks Related to Doing Business in the PRC — The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.”

Vietnamese Laws and Regulations

This section sets forth a summary of the most significant laws and regulations that affect our contemplated business in Vietnam. Information contained in this section should not be construed as a comprehensive summary of laws and regulations applicable to us.

Laws Relating to Foreign Investment

The principal statutes currently governing the incorporation and operation of a foreign owned enterprise in Vietnam are (i) Law No. 61/2020/QH14 on Investment (“LOI 2020”); and (ii) Law No. 59/2020/QH14 on Enterprises (“LOE 2020”) coming into effect from 1 January 2021 and replacing Law No. 67/2014/QH13 on Investment and Law No. 68/2014/QH13 on Enterprises, respectively.

A foreign investor may invest under LOI 2020 and LOE 2020 by way of (i) setting up a new company; (ii) contributing capital to or buying shares in an existing company; or (iii) through business cooperation contract (BCC) with domestic investors. The following licensing procedures are applicable: (i) obtaining capital acquisition approval; (ii) obtaining/amending an enterprise registration certificate; and/or (iii) obtaining/amending an investment registration certificate.

During the operation term, any changes to the contents of the investment registration certificate or enterprise registration certificate of the enterprise must be registered with the licensing authorities. The amended certificate(s) will be issued accordingly.

Laws Relating to Land and Real Properties

The principal statute currently governing the land and real properties on the land is Law No. 45/2013/QH13 on Land coming into effect from 1 July 2014 (as amended by Law No. 35/2018/QH14 coming into effect from 1 January 2019).

Private ownership of land is not permitted in Vietnam and the people hold all ownership rights with the State as the administrator. However, the laws of Vietnam allow ownership of a right to use land, which is determined by reference to the category of land use purposes and the type of land user. This right is called land use right. Land users are issued with land use right certificates.

A foreign-owned enterprise may obtain land use rights by way of, among others, leasing from certain permitted lessors such as the State or an industrial zone developer.

An owner of a real property (including residential house and other properties attached to land) may register his ownership of the real property.

Laws Relating to Environmental Protection

The statute currently governing the environment protection is Law No. 55/2014/QH13 on Environment Protection coming into effect from 1 January 2015 (as amended by Law No. 35/2018/QH14 coming into effect from 01 January 2019, Law No. 39/2019/QH14 coming into effect from 01 January 2020 and Law No. 61/2020/QH14 coming into effect from January 1, 2021).

Environmental Impact Assessment Report/Environmental Protection Plan

An enterprise’s operation may be subject to (i) an “environmental impact assessment report” or (ii) an “environmental protection plan” subject to its investment project.

The environmental impact assessment report/environmental protection plan (if so required in certain cases as regulated by laws) shall be made/approved/certified by the authorities respectively before commencement of the investment project.

Any changes to, among others, the scale and scope of operations under the approved environmental impact assessment report or environmental protection plan shall be reported in writing to the authority or reflected in a new report/plan.

Waste management

Enterprises shall collect, classify, manage and treat waste derived from their operations.

Laws Relating to Employment

The principal statute currently governing the employment is Labor Code No. 45/2019/QH14 which has come into effect since January 1, 2021 and replacing Labor Code No. 10/2012/QH13.

Labor contract

Employment relationship is governed by the contractual agreement entered into between employer and employee. Labor contracts may take one of the following forms: (i) indefinite-term labor contract; (ii) definite-term labor contract the term of which must not exceed thirty-six (36) months from the effective date of the contract.

A labor contract shall have mandatory contents such as the particulars of employer, particulars of employees, details of job, employment term, wage/salary, working and resting time and social insurance.

The signed labor contract may be terminated under circumstances specified under the laws. In the event of unilateral termination, the terminating party shall comply with the procedures and conditions required by laws.

Labor safety and hygiene

Employers and employees are subject to various requirements on labor safety and hygiene at the workplace such as periodically testing machinery, equipment and materials with strict requirements on labor safety; securing personal protective facilities for employees; training classes on labor safety and hygiene; and periodic health checks.

Foreign employees

Foreigners who work in Vietnam are required to obtain a work permit or a confirmation from the local labor department that he/she is exempted from work permits. The term of a work permit shall not exceed two years. The term of a labor contract of a foreigner working in Vietnam must not exceed the term of the work permit.

Laws Relating to Taxation

Corporate Income Tax

Enterprises established under the laws of Vietnam are subject to corporate income tax.

The standard corporate income tax rate is 20%. However, preferential tax rates, tax exemptions or tax reductions may be available to eligible projects in certain industries (e.g. scientific research and technological development, construction investment and business of high-tech incubator, high-tech enterprise incubator) or locations (i.e. poor and remote areas) that are encouraged by the government.

Value added tax

Organizations and individuals who produce and trade in taxable goods and services in Vietnam or who import taxable goods and services from overseas are liable to pay value added tax.

Zero rate applies to goods and services such as exported goods and services and international transportation services.

Reduced rate of 5% applies to the supply of essential goods and services such as clean water, fertilizer production, medical equipment, various agricultural products and services, teaching tools and kids toys.

Standard rate of 10% applies to goods and services, except for those specifically named items which are subject to 0% or 5% tax rates.

Business license tax

Business license tax is payable by enterprises on an annual basis. The rate depends on the registered charter capital with a maximum amount currently set at VND3 million.

Foreign contractor tax

Foreign contractor tax applies to certain payments to foreign parties such as interest, service fees and leases. This comprises a combination of corporate income tax (or personal income tax) and value added tax at varying rates.

Laws Relating to Foreign Exchange Control

The legislation regulating the foreign exchange market in Vietnam is Ordinance No. 28/2005/PL-UBTVQH11 on Foreign Exchange Control which has come into effect since June 1, 2006 (as amended by Ordinance No. 06/2013/UBTVQH13 which has come into effect since 1 January 2014) and its guidance instruments (“Foreign Exchange Regulations”). A company incorporated under the laws of Vietnam is designated as a resident for exchange control purposes in Vietnam. This includes foreign owned enterprises.

Foreign currency payment

Foreign currency payments within the territory of Vietnam are strictly prohibited under the Foreign Exchange Regulations and are subject to the strict control of the State Bank of Vietnam. The law provides the following exceptions: (i) resident organizations may internally transfer capital in foreign currencies via bank transfer (as between an entity with legal status and a dependent accounting entity or vice versa); (ii) residents may contribute capital in foreign currencies in order to implement foreign investment projects in Vietnam; and/or (iii) residents are entitled to receive payments in foreign currencies made via bank transfers in accordance with import or export contracts.

Foreign currency conversion and remittance

A resident company incorporated under the laws of Vietnam is allowed to remit overseas foreign currency to meet its payment requirements for permitted transactions, subject to the selling bank’s verification. This includes (i) payments and remittance in relation to import and export of goods and services; (ii) short-term commercial credit loans and bank loans; (iii) payments and remittance in relation to revenues from direct and indirect investment; (iv) remittance in relation to a reduction and subsequent repayment of direct investment capital; (v) payments for principal and interest under foreign loans; (vi) unilateral transfer; and/or (vi) other payments and transfers as prescribed by the State bank of Vietnam.

Foreign currency bank account

A resident foreign owned enterprise shall open a direct investment capital account in foreign currency with an authorized bank in Vietnam for its direct investment in Vietnam for the following purposes: (i) receipt of charter capital contributions; (ii) disbursement outside Vietnam of capital, profit and other legal revenue of a foreign investor; and/or (iii) other revenue and disbursement transactions relating to direct foreign investment activities.

Repatriation of profit

There are no restrictions on the transfer abroad of the following so long as foreign investors have satisfied all financial obligations owed to the government of Vietnam: (i) invested capital and proceeds from liquidation of investments; (ii) income derived from business investment activities; and/or (iii) other money and assets lawfully owned by the investor. Foreign investors are not permitted to remit profits if the investee company has accumulated losses.

Laws Relating to Trading Activities

The principal statutes currently governing the trading activities are (1) Law No. 36/2005/QH11 on Commercial coming into effect from 01 January 2006 and (2) Decree No. 09/2018/ND-CP guiding trading and trading related activities of foreign owned companies coming into effect from January 15, 2018.

Business license

Foreign owned enterprises are required to obtain business licenses prior to implementation of retail activities in Vietnam. The business licenses may be issued for a term of maximum five years.

Outlet retail license

Enterprises shall obtain outlet retail licenses and/or business location registration certificates/ branch operation registration certificates prior to commencement of operations of their retail outlets. Generally, the validity period of an outlet retail license of retail outlet equals to the remaining duration of the investment registration certificate issued in relation to this retail outlet, or the duration as specified in documents regarding retail outlet location.

Laws Relating to Printing

The statutes currently governing the printing activity are (1) Law No. 19/2012/QH13 on Publication which has come into effect since 1 July 2013 (as amended by Law No. 35/2018/QH14 which has come into effect since 1 January 2019) and (2) Decree No. 60/2014/ND-CP on Printing Activities which has come into effect since 1 November 2014 (as amended by Decree No. 25/2018/ND-CP which has come into effect since 1 May 2018).

Organizations engaging in printing activities must, as the case may be (i) obtain a certificate of satisfaction of order and security; (ii) register the printing activities with the competent authorities; (iii) obtain a sub-license to print publications; and/or (iv) obtain a license to import printing equipment as prescribed under laws.

Laws Relating to Product Liability of Manufacturers and Traders

The legislation regulating the product liability of manufacturers and traders is Law No. 05/2007/QH12 on Product and Goods Quality coming into effect from 1 July 2008 (as amended by Law No. 35/2018/QH14 which has come into effect since January 1, 2019).

Enterprises engaging in manufacturing and/or trading products are required to (i) provide customers with accurate information on products; (ii) recover and remedy defective products; and (iii) compensate for loss due to defective products.

Laws Relating to Export and Import

The principal legislation currently governing the export and import are (1) Law No. 107/2016/QH13 on Export and Import Duties which has come into effect since September 1, 2016, and (2) Law No. 05/2017/QH14 on Foreign Trade Management which has come into effect since January 1, 2018.

In general, there is no restriction on (i) export of the products manufactured in Vietnam or (ii) import of the raw materials for manufacturing in Vietnam, provided that the products and raw materials do not fall into lists of goods prohibited from export and import respectively. Import/export tax rates may vary subject to the imported/exported goods. Certain goods may be exempted from import duties (e.g., imported machinery, equipment, raw materials, supplies, components, parts, spare parts serving money printing, imported goods serving environmental protection).

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

Name	Age	Position(s)
Ming Hung “Matthew” Lai	34	Chairman and Director
Ming Yan “Ray” Lai	39	Chief Executive Officer and Director
Wing Wai “John” Au	59	Chief Financial Officer
Yau Fai Lai	62	Director
Sun Wai But *	63	Independent Director Nominee
Hok Han “Henry” Ko *	45	Independent Director Nominee, Chair of Nominating Committee
Hon Wai “Marco” Ku *	47	Independent Director Nominee, Chair of Audit Committee
Hung Leung “Alan” Tsang *	52	Independent Director Nominee, Chair of Compensation Committee

*	We intend to appoint these individuals as independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Ming Hung “Matthew” Lai, Chairman and Director

Mr. Ming Hung “Matthew” Lai (“MH Lai”) is the chairman of our Board. Mr. MH Lai joined Millennium Printing International Limited as manager in August 2013. Mr. MH Lai obtained a Bachelor of Science in Accounting and Bachelor of Science in Business Administration from the University of Southern California in Los Angeles in the United States in December 2008. After being granted the license of certified public accountant by the Washington State Board of Accountancy since February 2012, Mr. MH Lai was admitted as a member of American Institute of the Certified Public Accountants in August 2012 and a chartered global management accountant of the American Institute of Certified Public Accountants in October 2012. Mr. MH Lai was further admitted as a certified public accountant of the Hong Kong Institute of Certified Public Accountants in May 2013. In August 2015, Mr. MH Lai successfully passed the qualifying examination in Lean Six Sigma Black Belt Certificate Programme of Sixsigma Institute. Mr. MH Lai has over 11 years of experience in financial management and accounting operations. Prior to joining our Group, Mr. MH Lai was a senior associate in audit & assurance at PricewaterhouseCoopers Hong Kong from January 2010 to March 2012 and a financial accountant at Nespresso, Division of Nestle H.K. Limited from May 2012 to July 2013.

Ming Yan “Ray” Lai, Chief Executive Officer and Director

Mr. Ming Yan “Ray” Lai (“MY Lai”) is our Director and the chief executive officer. He is primarily responsible for planning and overseeing business operation, project implementation and business development of our Group. Mr. MY Lai graduated from the University of the Arts London with a Bachelor of Arts in Print Media Management in June 2005. Mr. MY Lai has over 15 years of experience in management. Mr. MY Lai joined our Group as an assistant to director of Millennium Printing in October 2007, responsible for the provision of overall support to directors on management over sales and marketing management, finance and production functions. Mr. MY Lai was also responsible to coordinate with internal and external parties on the daily business operation on behalf of the directors. Since March 2015, Mr. MY Lai served as a sales and marketing director of Millennium Printing, responsible for the creation, development and implementation of sales and marketing strategies for the Group and overseeing and driving the creative design, sales and marketing. Mr. MY Lai was also responsible for leading the customer service teams to achieve the Group’s targets. Mr. MY Lai has been a member of the board of directors of the Hong Kong Corrugated Paper Manufacturers’ Association Limited since November 2017. Mr. MY Lai is currently a general committee member of the Hong Kong Business Association Vietnam and the China Business Association Ho Chi Minh City Branch since April 2019 and April 2021, respectively. Mr. MY Lai is a general committee member of the Hong Kong Printers Association since March 2021.

Wing Wai “John” Au, Chief Financial Officer

Mr. Au Wing “John” Wai (“Mr. Au”) has been appointed as the chief financial officer and secretary of our Company, serving for Millennium Printing International Limited since March 2007. He is also one of our authorized representatives. Mr. Au obtained a Bachelor of Economics in July 1993 from Monash University in Australia. He was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants and a fellow of Certified Practicing Accountant Australia in March 2011. Mr. Au is admitted as an associate of the Chartered Institute of Management Accountants and Chartered Global Management Accountant since July 2011. Mr. Au is also a fellow of the Taxation Institute of Hong Kong and a chartered tax adviser (non-practicing) in March 2011 and January 2021, respectively. Mr. Au has over 28 years of experience in financial management including overseeing financial reporting, budget and forecast preparation, liquidity and funding and tax planning of established companies or listed group members. Prior to joining Millennium, He was a finance manager of C.W.T. Textile Supplies Co., Ltd from February 1993 to December 1994 and a financial controller of its joint venture company, Amana Garment International Ltd., a company principally engaged in garment production from February 1993 to December 1994. He was also a financial controller of C.W.T. Garment Ltd. in the interim (assigned from its parent company, C.W.T. Textile Supplies Co., Ltd during the period from January to December 1994). From January 1995 to March 1998, Mr. Au was a senior finance and administration manager of C.T. Enterprises International Company Limited. Mr. Au was a financial controller in the finance division – operation of Magician Industrial Company Limited from August 1998 to April 1999. From December 1999 to August 2000, he was a financial controller of Tianjin MCP Industries Limited. He then worked for Ming Fai Group Holdings Limited, a subsidiary of the now Ming Fai International Holdings Limited, a company listed on the Main Board of the Stock Exchange (stock code: 3828) as a controller – finance & administration from September 2000 to July 2003. Mr. Au was the chief financial officer of CN Innovations Holdings Limited in Hong Kong from September 2003 to February 2007.

Yau Fai Lai, Director

Mr. Yau Fai Lai (“YF Lai”) is our Director. Mr. YF Lai joined the Company by serving as a director of YWPPC, our predecessor group company, as early as 1993. He is primarily responsible for providing advisory and consultancy service to the board and senior management in financial management, accounting operations and engaging in financial strategic planning of our Group. Mr. YF Lai obtained a Bachelor of Science with honors (in management science) from the University of Warwick in July 1983. Mr. YF Lai was admitted as an associate member and a fellow member of the Institute of Chartered Accountants in England and Wales in July 1988 and March 2010, respectively. Mr. YF Lai was also admitted as an associate member and fellow member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) in April 1989 and December 2003, respectively. He was the chairman of the Hong Kong Corrugated Paper Manufacturers Association in Hong Kong between 2004 and 2008. He is currently an honorary fellow of the Institute of Print-Media Professionals since October 2008. Mr. YF Lai has over 37 years of experience in financial management and accounting operations. Prior to joining our Group, Mr. YF Lai worked at Dearden Farrow Chartered Accountants (later merged with BDO Binder Hamlyn Chartered Accountants) in the United Kingdom from September 1983 to September 1988. Mr. YF Lai worked at Price Waterhouse (currently known as PricewaterhouseCoopers) from November 1988 to June 1991. He was a senior audit supervisor when he joined PricewaterhouseCoopers, and his last position in PricewaterhouseCoopers was audit manager. He assumed a wide range of responsibilities, overseeing the auditing and accountancy procedures in a wide variety of Hong Kong companies.

Hok Han Ko, Independent Director Nominee

Mr. Hok Han Ko is our independent director nominee. Mr. Ko obtained a Bachelor of Business Administration with honors in Quantitative Analysis for Business from the City University of Hong Kong in November 1999. He subsequently obtained a Master of Business Executive Administration from the City University of Hong Kong in November 2007 and a Juris Doctor degree from the City University of Hong Kong in February 2014. Mr. Ko has over 17 years of experience in business management. He worked as a customs clearance manager of DHL International GmbH from September 2003 to May 2007, a senior manager in operations at Li & Fung (Trading) Limited from May 2007 to July 2010 and an assistant general manager and a general manager of Hong Kong and Macau of S.F. Express Company Limited from August 2010 to November 2010, and from November 2010 to April 2012, respectively. He joined Lifung Kids (Management) Limited as a general manager of Hong Kong and Macau from May 2012 to January 2016. He is currently a managing director of Asia at Flexport since January 2016. Mr. Ko has held various positions in regulatory authorities and business associations. Mr. Ko is currently a member of the logistics services advisory committee of the Hong Kong Trade Development Council since April 2016, a member of the logistics industry training advisory committee of the Education Bureau of the Hong Kong Special Administrative Region since January 2019. Mr Ko has also been appointed by the Hong Kong government for 2 years from 1st January 2022 as a member of the Hong Kong Logistics Department Council which is a high-level advisory body tasked to promote the development of Hong Kong’s logistics industry. Mr. Ko received a fellowship status from the Social Enterprise Research Academy in July 2019.

Sun Wai But, Independent Director Nominee

Mr. Sun Wai But is our independent director nominee. But obtained a Bachelor of Arts in Economics with honors from the University of Warwick in July 1981. He subsequently obtained a Bachelor of Laws from the University of London in August 1987 and postgraduate certificate in laws from the University of Hong Kong in June 1989. He obtained a Master of Laws from the University of London in November 1997. Mr. But was admitted as a solicitor of Hong Kong (practicing) and the United Kingdom (non-practicing) in 1991 and 1992, respectively. Mr. But was admitted to practice law as a barrister in the High Court of Hong Kong in 2018. Mr. But has over 35 years of experience in the provision of legal services. He was then a partner of the litigation and dispute resolution department at the law firm practicing criminal and civil litigation, handling matrimonial proceedings, and matters related to industrial safety, environmental protection, building management, probate and intellectual property law before he qualified as a barrister-at-law. Over the years, Mr. But has served as member of various committees and panels in the legal field. He was a member of the sub-committee on bail and hearsay evidence in criminal proceedings of the Law Reform Commission from 1985 to 1988 and from 2006 to 2009, respectively. He was a member of the criminal law and procedure committee and constitutional affairs and human rights committee of the Law Society of Hong Kong from December 2004 to October 2017 and from April 2005 to September 2017, respectively. Mr. But served as a member of the panel of adjudicators of the Obscene Articles Tribunal from September 2004 to September 2010. Mr. But was a practicing solicitor member of the solicitors disciplinary tribunal panel, and a chairman of the appeal tribunal panel (buildings ordinance) from October 2011 to October 2017 and from December 2012 to September 2017, respectively. Mr. But was a council member of the Duty Lawyer Service from December 2014 to October 2017. Mr. But is also currently a member of the disciplinary committee of Estate Agents Authority since November 2020.

Hon Wai Ku, Independent Director Nominee

Mr. Hon Wai Ku has over 23 years of professional experience in accounting and auditing. Since November 2020, Mr. Ku has been serving as the chief financial officer and company secretary to Oriental Rise Holdings Limited. Since November 2014, Mr. Ku has been serving as a non-executive director of IT Tech Packaging, Inc (ITP), a public company traded and listed on the New York Stock Exchange. From July 2017 to June 2021, Mr. Ku served as an independent director for XT Energy Group Inc (XTEG), a US OTCQB trading company. From September 2014 to April 2015, Mr. Ku was appointed as the chief financial officer of Borneo Resource Investments Ltd (BRNE). Between July 2007 and October 2013, Mr. Ku was appointed as the chief financial officer of China Marine Food Group Limited (CMFO), which was principally engaged in the business of processing, distribution, and sales of processed seafood products and marine catch. Mr. Ku obtained a bachelor’s degree in Business Administration (Honors) in Finance from the Hong Kong University of Science and Technology in November 1996.

Hung Leung “Alan” Tsang, Independent Director Nominee

Mr. Hung Leung “Alan” Tsang is our independent director nominee. Currently Mr. Tsang has been serving as the Chief Financial Officer and subsequently appointed as vice president of Debao Property Development Limited (SGX.BTF) (a public company listed in the Singapore Stock Exchange) since October 2018, involving in the company’s financial reporting. Prior to joining of Debao Property Development Limited, Mr. Tsang worked at Eastern Glory Financial and Investment Services Limited from 2014 to 2018 and was responsible for advisory and initial public offering projects. He was the Chief Financial Officer of Combine Will International Holdings Limited (SGX.N0Z) (a public company listed in the Singapore Stock Exchange) and was involved in financial reporting and treasury management from 2006 to 2014. From 2001 to 2006, he was responsible for the internal audit and supervisory work for the operations of Ng Fung Hong and CR Vanguard while he worked for China Resources Enterprise Limited (0291.HK) (a public company listed in the Hong Kong Stock Exchange). He was also a financial controller in Hong Kong Netcom Limited from 2000 to 2001. Mr. Tsang graduated with an Accounting degree from the City University of Hong Kong in 1993 and is a certified public accountant of the Hong Kong Institute of Certified Public Accountants.

Family Relationships

Mr. Ming Hung Lai, our Chairman and Mr. Ming Yan Lai, our Chief Executive Officer are cousins.

Mr. Yau Fai Lai, our Director is the uncle of both Mr. Ming Hung Lai and Mr. Ming Yan Lai.

Our deceased Founder Mr. Yee Cheong Lai is the father of Mr. Yau Fai Lai and the grandfather of both Mr. Ming Hung Lai and Mr. Ming Yan Lai.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors have a term of one year and are subject to re-appointment everyone by the board of the Directors of the Company. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our Company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the Company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

Board of Directors

We expect our board of directors to consist of seven directors, four of whom will be independent as required the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Hon Wai Ku, Hung Leung Tsang and Sun Wai But upon the effectiveness of their appointments. Hon Wai Ku will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee will consist of Hung Leung Tsang, Hon Wai Ku and Hok Han Ko upon the effectiveness of their appointments. Mr. Hung Leung Tsang will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee will consist of Hok Han Ko, Sun Wai But and Hung Leung Tsang upon the effectiveness of their appointments. Mr. Hok Han Ko will be the chair of our nominating committee. We have determined that Hok Han Ko, Sun Wai But and Hung Leung Tsang satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board；

●·	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (2021 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the Company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the Company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached. You should refer to “Description of Share Capital and Governing Documents — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2021 and 2020.

Name and Principal Position	Fiscal Year	Salary	Bonus	Share Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)
Ming Yan “Ray” Lai	2021	$84,404	$13,120	-	-	$97,524
	2020	$78,749	$5,424	-	-	$84,173

Wing Wai “John” Au	2021	$107,333	$16,073	-	-	$123,406
	2020	$106,035	$10,239	-	-	$116,274

Agreements with Named Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and payments of annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreements may be terminated by either party as permitted by law.

We have entered into an employment agreement with our Chairman of the Board, Ming Hung “Matthew” Lai, effective December 30, 2021, for a term of one year, with an annual salary of $51,058.

We have entered into an employment agreement with Chief Executive Officer, Ming Yan “Ray” Lai, effective December 30, 2021, for a term of one year, with an annual salary of $ 67,304.

We have entered into an employment agreement with Chief Financial Officer, Wing Wai “John” Au, effective December 30, 2021, effective, for a term of one year, with an annual salary of $92,833.

Director Compensation — Fiscal Years 2021 and 2020

During the fiscal years ended June 30, 2021 and 2020, Mr. Ming Hung Lai received approximately $81,611 and $68,698, and Mr. Yau Fai Lai received approximately $61,935and $50,039 respectively. No other members of our Board of Directors received compensation in their capacity as directors other than disclosed above.

Upon completion of this offering, we plan to pay our independent director nominees Hok Han Ko and Sun Wai But each with an annual compensation of US$23,000, and Hon Wai Ku and Hung Leung Tsang each with an annual compensation of US$20,000. We have entered into director offer letters with each of our independent director nominees. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of shares, options or other securities convertible into or exchangeable for, our securities.

Agreements with Directors

We have entered into a Director Officer Letter with our Independent Director nominee, Hok Han Ko, on December 30, 2021, effective upon the Company’s listing on the Nasdaq Capital Market, for a term of one year, with an annual salary of $23,000.

We have entered into a Director Offer Letter with our Independent Director nominee, Sun Wai But, on December 30, 2021, effective upon the Company’s listing on the Nasdaq Capital Market, for a term of one year, with an annual salary of $23,000.

We have entered into a Director Offer Letter with our Independent Director, Hon Wai Ku, on December 30, 2021, effective upon the Company’s listing on the Nasdaq Capital Market, for a term of one year, with an annual salary of $20,000.

We have entered into a Director Offer Letter with our Independent Director, Hung Leung Tsang, on December 30, 2021, effective upon the Company’s listing on the Nasdaq Capital Market, for a term of one year, with an annual salary of $20,000

RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

For the years ended June 30, 2020 and 2021 and the six months ended December 31, 2021:

Amounts due from related parties consist of the following:

		June 30,	June 30,	December 31,
		2020	2021	2021
	Relationship	US$	US$	US$
Trade nature:
M-GEN Innovation Company Limited	Common controlled by the shareholders	3,999	126,774	126,027
Sing Wise Limited	Common controlled by the shareholders	2,520	7,072	-
Wah Tung Thai Logistics (Shenzhen) Limited	Common controlled by the shareholders	17,872	15,998	14,168
Wah Tong Paper Products Group Limited	Common controlled by the shareholders	(40,038)

Non-trade nature:
M-GEN Innovation Company Limited	Common controlled by the shareholders	496,031	926,047	922,478
Wah Tong Paper Products Group Limited	Common controlled by the shareholders	-	515,132	184,030
Yunxun Intelligent Information Technology (Shenzhen) Co., Ltd	Common controlled by the shareholders	41,767	45,736	-

Wah Tong Paper Products Factory Limited	Common controlled by the shareholders	3,142,249	991,459	1,077,355
Wah Tung Thai Logistics (Shenzhen) Limited	Common controlled by the shareholders	293,162	(5,544)	1,966
MP(BVI) Limited	Common controlled by the shareholders	-	-	1,878
YW(BVI) Limited	Common controlled by the shareholders	-	-	1,878
YC 1926 (BVI) Limited	Common controlled by the shareholders	-	-	3
Sing Wise Limited	Common controlled by the shareholders	380,924	(4,921)	-
Cloudnet Technology Limited	Common controlled by the shareholders	14,324	-	-
HT Strategic Development Company Limited	Common controlled by the shareholders	30,162	-	-
HT 45 Development Company Limited	Common controlled by the shareholders	2,324	-	-
King health Holdings Limited	Common controlled by the shareholders	95,482	-	-
M&R Innovation Company Limited	Common controlled by the shareholders	55,540	-	-
Printec (Kunshan) Limited	Common controlled by the shareholders	130,267	-	-
TLG Global Limited	Common controlled by the shareholders	3,876	-	-
Unlimic Limited	Common controlled by the shareholders	70,966	-	-
Wah Cheong Paper Packaging Limited	Common controlled by the shareholders	13	-	-
WTT World Express (HK) Limited	Common controlled by the shareholders	40,690	-	-
Total		4,782,130	2,617,753	2,329,783

The amounts due from related parties are unsecured, interest free with no specific repayment terms. The amounts due from related parties as of June 30, 2020 and 2021 and December 31, 2021 were subsequently settled by the end of April 2022.

Amounts due to related parties consist of the following:

		June 30,	June 30,	December 31,
		2020	2021	2021
	Relationship	US$	US$	US$
Trade nature:
Kunshan Chuangke Printing Products Co., Ltd	Common controlled by the shareholders	2,108,688	2,161,721	2,159,786
Wah Tung Thai Logistics Company Limited	Common controlled by the shareholders	17,900	4,142	14,689
Yee Woo Paper Packaging (China) Company Limited	Common controlled by the shareholders	-	336,781	-

Non-trade nature:
Yee Woo Paper Packaging (China) Company Limited	Common controlled by the shareholders	-	2,062,599	2,048,339
Wah Tung Thai Logistics Company Limited	Common controlled by the shareholders	4,121	732	-
Kunshan Chuangke High Level Paper Products Co., Ltd	Common controlled by the shareholders	425	-	-
Kilomate Enterprises Limited	Common controlled by the shareholders	236,205	-	-
Millennium Investment International (BVI) Limited	Common controlled by the shareholders	1,582,845	-	-
Lai Por	Shareholder	2,412,019	1,217,993	1,143,097
Lai Yau Shing	Shareholder	2,412,019	1,217,993	1,143,097
Lai Yau Chuen	Shareholder	2,412,019	1,217,993	1,143,097
Lai Yau Sang	Shareholder	2,412,019	1,217,993	1,143,097
Lai Yau Fai	Shareholder	2,412,019	1,217,993	1,143,097
Lai Yau Chi	Shareholder	2,412,019	1,217,993	1,143,097
Total		18,422,298	11,873,933	11,081,396

The amounts due to related parties are unsecured, interest free with no specific repayment terms. The amounts due to related parties as of June 30, 2020 and 2021 and December 31, 2021 were subsequently repaid by the end of April 2022.

Loan from a related party consists of the following:

		June 30,	June 30,	December 31,
		2020	2021	2021
	Relationship	US$	US$	US$
Kunshan Chuangke High Level Paper Products Co., Ltd	Common controlled by the shareholders	1,703,397	1,864,481	1,887,158

The loan from Kunshan Chuangke High Level Paper Products Co., Ltd is unsecured, interest bearing of 1.5% per annum with no specific repayment terms. The loan as of June 30, 2020 and 2021 and December 31, 2021 has been subsequently settled by the end of April 2022.

The following represents the significant related party transactions for the years ended June 30, 2020 and 2021 and for the six months ended December 31, 2021.

				For the year ended June 30 2020	For the year ended June 30 2021	For the six months ended December 31 2021
	Relationship	Nature	Description	US$	US$	US$
M-GEN Innovation Company Limited (hereafter “MGI”)	Common controlled by the shareholders	Trade nature	The Company’s sales	3,999	141,507	20,006
		Trade nature	The Company’s receipt of sales	-	(18,732)	(20,800)
		Non-trade nature	The Company’s advance paid to M-GEN Innovation Company Limited (Note 1 (a))	372,804	570,609	-
		Non-trade nature	The Company’s receipt of advance repaid from by M-GEN Innovation Company Limited (Note 1 (a))	-	(161,592)	-
Wah Tong Paper Products Group Limited (hereafter “WTPPG”)	Common controlled by the shareholders	Trade nature	Management fee incurred by the Company	(694,383)	(501,515)	(1,321)
		Trade nature	The Company’s payment on management fee	762,859	541,553	1,321
		Non-trade nature	The Company’s advance paid to Wah Tong Paper Products Group Limited (Note 1 (b))	-	515,132	-
		Non-trade nature	The Company’s receipt of advance repaid from Wah Tong Paper Products Group Limited (Note 1 (b))	-	-	(331,102)
Wah Tong Paper Products Factory Limited (hereafter “WTPPF”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	(220,011)	(211,574)	-
		Trade nature	The Company’s payment on rental expenses	235,336	211,574	-
		Non-trade nature	Decrease of an amount due from Wah Tong Paper Products Factory Limited as a result of separation of YWPPC (Note 2)	-	(2,058,539)	-
		Non-trade nature	The Company’s (advance from )/repayment to Wah Tong Paper Products Factory Limited (Note 1 (c))	-	(89,145)	85,896

Wah Tung Thai Logistics (Shenzhen) Limited (hereafter “WTTLSZ”)	Common controlled by the shareholders	Trade nature	Logistic fee incurred by the Company	(87,715)	(69,931)	(6,131)
		Trade nature	The Company’s payment on the logistic fee	79,086	77,571	7,968
		Trade nature	Rental income earned by the Company	36,507	35,599	-
		Trade nature	The Company’s receipt of rental income	(33,209)	(35,599)	(3,666)
		Non-trade nature	Wah Tung Thai Logistics (Shenzhen) Limited ’s deposit returned by the Company	-	-	7,509
		Non-trade nature	The Company’s receipt of advance repaid from by Wah Tung Thai Logistics (Shenzhen) Limited (Note 1 (d))	(142,329)	(320,029)	-
		Non-trade nature	The Company’s advance paid to Wah Tung Thai Logistics (Shenzhen) Limited (Note 1 (d))	312,925	-	-
Sing Wise Limited (hereafter “Sing Wise”)	Common controlled by the shareholders	Trade nature	Import service incurred by the Company	(1,925)	(1,586)	-
		Trade nature	The Company’s payment to import service	1,641	1,869	-
		Trade nature	The Company’s sales	16,188	18,679	-
		Trade nature	The Company’s receipt of sales	(13,384)	(14,411)	(2,151)
		Non-trade nature	Decrease of an amount due from Sing Wise Limited as a result of separation of YWPPC (Note 3)	-	(380,188)	-
Wah Tung Thai Logistics Company Limited (hereafter “WTTL”)	Common controlled by the shareholders	Trade nature	Transportation expenses incurred by the Company	(209,340)	(105,464)	(9,304)
		Trade nature	The Company’s payment to Transportation expenses	178,401	112,106	-
		Trade nature	The Company’s sales	56,383	57,283	-
		Trade nature	The Company’s receipt of sales	(43,343)	(50,168)	-
Yee Woo Paper Packaging (China) Company Limited	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	-	(396,215)	(398,082)
(hereafter “YWPPC”)		Trade nature	The Company’s payment on the rental expenses	-	59,434	734,862
		Non-trade nature	Increase of an amount due to Yee Woo Paper Packaging (China) Company Limited as a result of separation of YWPPC (Note 4)	-	(2,062,599)	-

Kilomate Enterprises Limited (hereafter “Kilomate”)	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Kilomate Enterprises Limited (Note 5)	-	236,206	-
Millennium Investment International (BVI) Limited (hereafter “MII”)	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Millennium Investment International (BVI) Limited (Note 6)	-	1,580,168	-
Lai Por	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	-	985,451	74,896
Lai Yau Shing	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	-	985,451	74,896
Lai Yau Chuen	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	-	985,451	74,896
Lai Yau Sang	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	-	985,451	74,896
Lai Yau Fai	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	-	985,451	74,896
Lai Yau Chi	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	-	985,451	74,896

Note 1

All these companies were controlled by the shareholders of Millennium Group International Holdings Ltd (hereafter “MGIH”) and funds were used between these companies for efficient fund utilization purposes.

(a)	The amounts represented the advance to MGI to meet its working capital needs and payment on behalf of MGI for the purchase of raw materials. The receipt of advance repaid represented the repayment from MGI.

(b)	The amount represented the advance to WTPPG to meet its working capital needs. The receipt of advance repaid represented the repayment from WTPPG.

(c)	The advance receipt represented the advance from WTPPF to meet our working capital needs. The repayment represented the repayment to WTPPF.

(d)	The amount represented the advance to WTTLSZ to meet its working capital needs. The receipt of advance repaid represented the repayment from WTTLSZ.

(e)	The amount represented the net repayment to shareholders regarding the advances for the working capital of the group in prior years.

(f)	The related party balances between YWPPC and WTPPF was arisen from advancement to WTPPF by YWPPC to meet its working capital needs. Please also see Note 2 for more details.

(g)	The related party balances between YWPPC and Sing Wise was arisen from advancement to Sing Wise by YWPPC to meet its working capital needs. Please also see Note 3 for more details.

(h)	The related party balances between YWPPC and MGIH Group companies was arisen from advancement to MGIH Group companies by YWPPC to meet their working capital needs. Please also see Note 4 for more details.

(i)	The related party balances between MII and MGIH Group companies was arisen from advancement to MGIH Group companies by MII to meet their working capital needs. Please also see Note 6 for more details.

*	The movement as mentioned in notes 1(a) to (e) above was already included in statements of cash flows.

Note 2#

Before December 31, 2020, while YWPPC was still in the group, YWPPC had an amount due from WTPPF (Note 1 (f)). In other words, the group had an amount due from WTPPF. The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in decrease in amount due from WTPPF.

Note 3#

Before December 31, 2020, while YWPPC was still in the group, YWPPC had an amount due from Sing Wise (Note 1 (g)). In other words, the group had an amount due from Sing Wise. The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in a net decrease in amount due from Sing Wise.

Note 4#

Before December 31, 2020, YWPPC was under our groups of companies commonly held by the shareholders of MGIH and all amounts due to this company by group companies were consolidated in the financial statements and intercompany balances were eliminated within the group. The group companies had a net amount due to YWPPC at that time (Note 1 (h)). The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in a net increase in amount due to YWPPC and the outstanding amounts were no longer eliminated in the consolidated financial statements of MGIH.

Note 5#

Kilomate is commonly held by the shareholders of MGIH Group. Kilomate had rental income from third parties before June 30, 2021 and transferred the right to receive rental income to companies in MGIH Group on its behalf and thus resulted in an amount due to Kilomate by MGIH Group. As a result of the MGIH shareholders’ undertaking to assume the liabilities due to Kilomate by the MGIH Group, the amount originally due to Kilomate by MGIH Group became amount due to the shareholders of MGIH. The shareholders subsequently waived such amount due to them which was then recognized as additional paid-in capital and resulted in a decrease in amount due to Kilomate on June 30,2022.

Note 6#

MII is commonly held by the shareholders of MGIH Group which had an amount due to MII (Note 1 (i)). On June 30, 2021, MII assigned the amount due to MII by MGIH to the shareholders of MII. As a result, the amount originally due to MII became amount due to the shareholders of MII who are the same shareholders of MGIH. The shareholders of MGIH subsequently waived such amount due to them which was then recognized as additional paid-in capital and resulted in a decrease in amount due to MII on June 30, 2022.

Note 7#

The amount represented the aggregate increase in amount due to shareholders approximately $1.7 million which was due to the following two transactions.

Before December 31, 2020, while YWPPC was still in the group, YWPISZ was the subsidiary of YWPPC. MGIH Group then acquired YWPISZ from YWPPC. YWPPC transferred the right to receive the proceeds from sales of YWPISZ to the shareholders of MGIH Group on October 19, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. On June 30, 2022, the shareholders waived the proceeds which were to be capitalized under the Controlling Shareholders’ waiver of amount due to the Controlling Shareholders by the Group that would be recognised as additional paid-in capital and resulted in a decrease in amount due to shareholders.

Before December 21, 2020, MGIH Group acquired MPI from MII and Gramade Investments Limited (hereafter “Gramade”). MII and Gramade transferred the right to receive the proceeds from sales of MPI to the shareholders of MGIH Group on December 21, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. On June 30, 2022, the shareholders waived the proceeds which were to be capitalized under the Controlling Shareholders’ waiver of amount due to the Controlling Shareholders by the Group that would be recognised as additional paid-in capital and resulted in a decrease in amount due to shareholders.

Note 8#

The decrease in amount due to individual Controlling Shareholders consists of net effect of the following:

(1) decrease in amount due to shareholders amounting to $2.45 million for each shareholder which was capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that was recognized as additional paid-in capital;

(2) Amount transferred to shareholders by Kilomate and MII as described in Note 5 and Note 6 above amounting to $0.04 million and $0.26 million, respectively; and

(3) Decrease in amount due from shareholders was arisen from separation of YWPPC from the group and at that time YWPPC carried amount due from shareholders amounting to $0.26 million before December 31, 2020. As YWPPC was separated from MGIH group after December 31 2020, this resulted in a decrease in amount due from shareholders after December 31, 2020.

#	No cash flows were involved in these transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary share offered in this offering for

●	each of our directors and executive officers who beneficially owns our ordinary share; and

●	each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary share shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 20,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) 25,000,000 ordinary share outstanding immediately after the completion of this offering and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus.

As of the date of the prospectus, we have one shareholder of record, who is not located in the United States.

Name of Beneficial Owner	Amount of Beneficial Ownership	Pre-Offering Percentage Ownership	Post-Offering Percentage Ownership
Directors, Director Nominees and Named Executive Officers:
Ming Hung “Matthew” Lai [1]	20,000,000	100%	80%
Ming Yan “Ray” Lai	0	0%	0%
Wing Wai “John” Au	0	0%	0%
Yau Fai Lai[1]	0	0%	0%
Sun Wai But[2]	0	0%	0%
Hok Han “Henry” Ko2	0	0%	0%
Hon Wai Ku2	0	0%	0%
Hung Leung “Alan” Tsang[2]	0	0%	0%
All directors, director nominees and executive officers as a group (8 persons)	20,000,000	100%	80%
5% or Greater Shareholders:
YC 1926 (BVI) Limited [1]	20,000,000	100%	80%

(1)	YC 1926 (BVI) Limited has six shareholders, each holding an even percentage of shares of the entity. Through a BVI entity, Yau Fai Lai holds 833 shares or 16.67% of the ownership in YC 1926 (BV) Limited. The shareholders agreed to vote in concert in the shareholder meetings; and during the period commencing on the date of incorporation and ending on the third anniversary of the date of listing of the Company on Nasdaq, if the shareholders are unable to reach a unanimous consent, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties; in the event there is a tie-breaker, the shareholders of YC 1926 (BVI) Limited agreed to appoint Ming Hung “Matthew” Lai, the chairman of the entity, to serve as their proxy to exercise the voting rights on their behalf.

(2)	The individual is an independent director nominee and consents to be an independent director upon the Company’s listing on the Nasdaq Capital Market.

DESCRIPTION OF SHARE CAPITAL

We were incorporated on May 11, 2021 under the Cayman Islands Companies Act, with an authorized share capital of HK$380,000 divided into 38,000,000 shares of HK$0.01 each.

On December 31, 2021, the Company’s authorized share capital increased to US$500,000 divided into 500,000,000 shares of par value of US$0.001 each.

As of the date of this prospectus, we are authorized to issue 500,000,000 Ordinary Shares, par value of $0.001 each, of which 20,000,000 Ordinary Shares are issued and outstanding.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our Ordinary Shares. Copies of our amended and restated memorandum and articles of association and subsequent amendments are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our amended and restated memorandum and articles of association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

As of the date of this prospectus, there are 20,000,000 Ordinary Shares issued and outstanding. At the completion of this offering, there will be 25,000,000 Ordinary Shares issued and outstanding, excluding the shares of Ordinary Shares issuable upon the exercise of the Underwriter Warrants.

Listing

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MGIH.” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Our post-offering amended and restated articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account. Holders of Ordinary Shares will be entitled to the same amount of dividends, if declared.

Voting Rights

Holders of Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company.  At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Ordinary Share which such shareholder holds. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the Ordinary Shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting.

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide at least seven days’ written notice counting from the date service is deemed to take place, stating the place, the day and the hour of the general meeting and, in the case of special business, the general nature of that business, to such persons who are entitled to receive such notices from the Company. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than 10% of the paid-up voting share capital of the Company in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding in aggregate at least a majority of the paid up voting share capital of the Company shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present and entitled to vote shall be a quorum. At every meeting, the shareholders present shall choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our Company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there are two or less Directors shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may in their absolute discretion to decline the registration of the transfer of any Ordinary Shares without giving any reason save in certain circumstances.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid-up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our post-offering amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our post-offering amended and restated memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares,  all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by at least a two-thirds majority of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

●	increase the share capital of our Company by new shares of such amount as it thinks expedient;

●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

●	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Grand Court of the Cayman Islands (the “Grand Court”) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, the Companies Act contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder has the right to express to the Grand Court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares which are subject to the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to apply and follow the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle, and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances.

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our Ordinary Shares. Future sales of substantial amounts of Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of 25,000,000 Ordinary Shares outstanding, not including the shares of Ordinary Shares issuable upon the exercise the Underwriter Warrants. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. We will apply to list our Ordinary Shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We will not proceed with this offering unless our application with Nasdaq is approved.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Ordinary Shares and securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, our officers, directors and certain shareholders have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. These parties collectively own 100% of our outstanding Ordinary Shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs are subject to certain exception. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our ordinary share outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of ordinary shares then outstanding, in the form of ordinary share or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL TAX CONSEQUENCES APPLICABLE TO
U.S. HOLDERS OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese, Vietnamese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, Zhong Lun Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law, and of RHTLaw Vietnam, our Vietnamese counsel, insofar as it relates to legal conclusions with respect to matters of Vietnamese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

Millennium is a Cayman Islands company limited by shares and subject to Cayman Islands Laws. Millennium HK, Millennium Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Millennium Strategic, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited and Yee Woo Paper Packaging (HK) Company Limited are subject to Hong Kong laws. Huizhou Yimeinuo Industry Co., Ltd., Millennium (Huizhou) Technology Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium Shenzhen, Putian Xiqi Branding Strategy Co., Ltd., and Yee Woo Paper Industry (Shenzhen) Co., Ltd. are subject to PRC laws. MPG Global Company Limited is subject to Vietnamese laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our Ordinary Shares.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Ordinary Shares. In particular, this summary is directed only to U.S. Holders that hold Ordinary Shares as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding Ordinary Shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Ordinary Shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Ordinary Shares that is a citizen or individual resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Ordinary Shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the Ordinary Shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our Ordinary Shares (including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the Ordinary Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the Ordinary Shares will be treated as qualified dividends if:

●	the Ordinary Shares on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

We will apply to list our Ordinary Shares on Nasdaq Capital Market, and the Ordinary Shares will qualify as readily tradable on an established securities market in the United States when they are approved and so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business and relevant market data, we do not believe that we were a PFIC for U.S federal income tax purpose with respect to our prior taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to be a PFIC for our current taxable year or in the foreseeable future.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our Ordinary Shares would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our Ordinary Shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional Ordinary Shares or rights to subscribe for Ordinary Shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the Ordinary Shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the Ordinary Shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign-source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the Ordinary Shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Ordinary Shares.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75 percent or more of our gross income for the taxable year is passive income; or

●	the average percentage of the value of our assets that produce or are held for the production of passive income, based on the average of four quarterly testing dates is at least 50 percent (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended June 30, 2021, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our Ordinary Shares and such U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares) and gain that the U.S. Holder recognizes on the sale or other disposition of our Ordinary Shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its Ordinary Shares. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Ordinary Shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service, or IRS, Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her Ordinary Shares at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its Ordinary Shares to market, provided the Ordinary Shares are treated as “marketable stock.” The Ordinary Shares generally will be treated as marketable stock if the Ordinary Shares are “regularly traded” on a “qualified exchange or other market” (which includes the Nasdaq Capital Market). If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its Ordinary Shares at year-end over the U.S. Holder’s basis in those Ordinary Shares and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its Ordinary Shares over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s Ordinary Shares in a year in which we are PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-mark election.

The unfavorable rules described above may also be avoided if a U.S. Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains. We do not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Ordinary Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Ordinary Shares, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Ordinary Shares that are paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Vietnam Taxation

Vietnam currently levies taxes on individuals or corporations based upon income generated from investment in securities. U.S. Holders may be subject to Vietnamese personal income tax or corporate if satisfying relevant conditions under the laws of Vietnam.

As for personal income tax, personal income taxpayers include, among others, resident individuals with taxable income arising outside the territory of Vietnam. Residents are those individuals satisfying one of the following criteria: (i) being present in Vietnam for a period of 183 days or more within one calendar year or within 12 consecutive months from the date of entry into Vietnam; or (ii) having a regular resident location in Vietnam being a residential location for which permanent residence has been registered or a property rented pursuant to a lease for a term for residential purpose.

As for corporate income tax, (i) an enterprise established pursuant to the laws of Vietnam must pay tax on taxable income arising outside Vietnam, and (ii) a foreign enterprise with a resident establishment in Vietnam must pay tax on taxable income arising outside Vietnam and relating to the operation of such resident establishment. Resident establishment of a foreign enterprise means a production and/or business establishment via which a foreign enterprise conducts part or all of its production and/or business activities in Vietnam such as branches, operational offices and other forms as provided under the laws of Vietnam.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Zhong Lun Law Firm, our counsel as to Chinese law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

According to the Civil Procedure Law of the People’s Republic of China (amended in 2017), if a legally effective judgment or ruling made by a foreign court requires recognition and enforcement by a people’s court of the People’s Republic of China, the party concerned may directly apply to an intermediate people’s court with jurisdiction over for recognition and enforcement, or the foreign court may request recognition and enforcement by a people’s court in accordance with the provisions of an international treaty concluded or acceded to by the country and the People’s Republic of China, or in accordance with the principle of reciprocity.

Suppose the people’s courts of the opinion that the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement does not violate the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country after the people’s court reviews the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement in accordance with the international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity. In that case, the people’s court shall issue ruling that recognizes its validity and, if enforcement is necessary, issues an enforcement order, which shall be implemented in accordance with the relevant laws. Those judgment or ruling that violates the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country will not be recognized and implemented.

If an award made by a foreign arbitration institution requires recognition and enforcement by the people’s court of the People’s Republic of China, the party concerned shall directly apply to the intermediate people’s court in the place where the person subjected to enforcement has his domicile or where his property is located. The people’s court shall handle the matter in accordance with international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity.

We have been advised by Ogier, our counsel as to Cayman Islands law, that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our Company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our Company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, Network 1 Financial Securities, Inc. (the “Underwriter”) has agreed to purchase from us on a firm commitment basis the number of Ordinary Shares indicated below, at the public offering price, less the underwriting discounts and commissions:

Name:	Number of Ordinary Shares:
Network 1 Financial Securities, Inc.

Total:	5,000,000

The underwriting agreement provides that the obligation of the Underwriter to purchase all of the Ordinary Shares being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the shares being offered to the public.

We have agreed to indemnify the Underwriter and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Fees, Commissions and Expense Reimbursement

The underwriting discounts are equal to 7% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the price per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds to us, before expenses	$	$

In addition, we have agreed to pay to the Underwriter 1% of the gross proceeds of this offering for its non-accountable expenses. We have also agreed to reimburse the Underwriter reasonable out-of-pocket expenses (including fees and expenses of the Underwriter’s counsel) incurred in connection with this offering of up to $150,000. The expenses may also include (i) all reasonable and documented fees and expenses for conducting a net road show presentation; (ii) the cost of any due diligence meetings; (iii) preparation of bound volumes and Lucite cube mementos in such quantities as the Underwriter may reasonably request; and (iv) transfer taxes, if any, payable upon the transfer of securities from the Company to the Underwriter. We have paid $80,000 to the Underwriter as an advance to be applied towards the out-of-pocket expenses. Any unused portion of the advances shall be returned to the Company to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with the offering of our Ordinary Shares, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $1,100,000.

In the event that at any time prior to the first anniversary of the Closing the Company or any of its affiliates shall enter into any transaction (including, without limitation, any merger, consolidation, acquisition, financing, joint venture or arrangement) with any party introduced to the Company by the Underwrite, directly, during such period, the Underwriter will be paid a success fee payable at the Closing thereof equal to 1% of the consideration or value received by the Company and/or its stockholders.

Underwriter’s Warrants

We have agreed to issue to the Underwriter warrants to purchase the number of Ordinary Shares in the aggregate equal to 7% of the gross proceeds received by the Company from the Closing. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 from the date of the commencement of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(A). The warrants are exercisable at a per share price equal to 120% of the public offering price per Ordinary Share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. Neither the Underwriter, nor permitted assignees under Rule 5110(e)(1), will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D). The underwriter warrants will contain provisions for one demand registration of the sale of the underlying Ordinary Shares at the Company’s expense and an additional demand registration at the Underwriter’s expense Warrant, provided such demand registration rights will not be greater than five years from the date of the commencement of sales in the offering in compliance with FINRA Rule 5110(g)(8)(C). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders (other than in the case of the second demand registration right). The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the Underwriter. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Lock-Up Agreements

Each of our officers, directors, and each beneficial owner of the Company holding at least five percent of the outstanding Ordinary Shares agrees not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the Underwriter may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the Underwriter under option to purchase additional Ordinary Shares. The Underwriter can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the Underwriter will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The Underwriter may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The Underwriter must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the Underwriter are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Underwriter may also impose a penalty bid. This occurs when a particular Underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such Underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Determination of Offering Price

The public offering price of the Ordinary Shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Passive Market Making

In connection with this offering, the Underwriter may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Market Listing

We have applied to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “MGIH.” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this firm commitment offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our Ordinary Shares or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the Ordinary Shares issued to you pursuant to this document for resale in Australia within 12 months of those Ordinary Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada.  The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Ordinary Shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

●	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan. The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

United Kingdom. An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

Socialist Republic of Vietnam. This document has not been and will not be registered or filed with, or approved by, and the shares have not been and will not be registered or filed with, or approved by, the State Securities Commission of Vietnam pursuant to securities laws of Vietnam and may not be offered or sold in Vietnam through a public offering or in circumstances which constitute an offer within the meaning of the securities laws of Vietnam.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$2,512
The Nasdaq Capital Market Listing Fee	50,000
FINRA Filing Fee	4,565
Legal Fees and Expenses	710,000
Accounting Fees and Expenses	280,000
Printing and Engraving Expenses	10,000
Miscellaneous Expenses	42,923
Total Expenses	$1,100,000

These expenses will be borne by us. Underwriting discounts and non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in this offering.

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Ortoli Rosenstadt LLP. Sichenzia Ross Ference LLP has acted as counsel to the Underwriter in this offering. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier. Legal matters as to Hong Kong laws will be passed upon for us by Lawrence Chan & Co. Legal matters as to PRC laws will be passed upon for us by Zhong Lun Law Firm. Ortoli Rosenstadt LLP may rely upon Ogier with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of and for the years ended June 30, 2021 and 2020, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of 2010 Pioneer Court, San Mateo, CA 94403.

.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a website at https://www.millennium-gp.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

MILLENNIUM INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of

Millennium Group International Holdings Limited

Results of Review of Interim Financial Information

We have reviewed the condensed consolidated balance sheet of Millennium Group International Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021, and the related condensed consolidated statements of income and comprehensive income, statements of changes in shareholders’ equity, and statements of cash flows for the six-month periods ended December 31, 2021 and 2020, and the related notes (collectively referred to as the interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2021 and 2020, and the related statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated August 24, 2022, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2021, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Other Matter

As discussed under the Revision section in Note 2 to the consolidated financial statements, the Company corrected the presentation of the statement of cash flows regarding the funds transferred between the Company and related parties; those revisions had no impact on the Company’s results of operations or financial position.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2021.

San Mateo, California

August 24, 2022

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND JUNE 30, 2021

	June 30,	December 31,
	2021	2021
ASSETS
Current assets:
Cash and cash equivalents	$20,666,037	$22,008,204
Restricted cash	604,040	601,563
Accounts receivable, net	17,617,124	19,700,497
Prepayments, other receivables and other current assets	901,889	1,451,447
Prepaid taxes	378,726	-
Inventory	9,695,632	9,782,342
Amounts due from related parties	2,617,753	2,329,783
Total current assets	52,481,201	55,873,836
Non-current assets:
Property, plant and equipment, net	12,422,098	11,768,403
Right-of-use assets, net	5,048,568	4,669,126
Intangible assets, net	554,759	509,416
Deferred tax assets, net	253,620	291,184
Other non-current assets	1,943,712	1,807,927
Total non-current assets	20,222,757	19,046,056
Total Assets	72,703,958	74,919,892

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Bank borrowings	$16,847,786	$17,418,639
Lease obligation - current	777,566	798,345
Accounts payable	4,910,722	5,990,074
Other payables and accrued liabilities	5,008,668	4,291,639
Tax payable	-	41,490
Loan from a related company	1,864,481	1,887,158
Amount due to related parties	11,873,933	11,081,396
Total current liabilities	41,283,156	41,508,741

Non-current liabilities:
Lease obligation – non-current	915,964	530,026
Total non-current liabilities	915,964	530,026
Total liabilities	42,199,120	42,038,767

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDER’S EQUITY
Ordinary shares: USD $0.001 par value per share, 500,000,000 authorized as of June 30, 2021 and June 30, 2020; 20,000,000 shares issued and outstanding as of June 30, 2021 and June 30, 2020, respectively*	20,000	20,000
Additional paid-up capital	17,514,152	17,514,152
Statutory reserves	733,182	1,199,058
Accumulated other comprehensive income	400,056	827,049
Retained earnings	11,837,448	13,320,866
Total shareholders’ equity	30,504,838	32,881,125
Total liabilities and shareholders’ equity	72,703,958	74,919,892

*	Giving retroactive effect to the issuance of ordinary share effected on July 1, 2019 which are detailed in Note 12.

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

	For the six months ended
	December 31,
	2021	2020

Revenues	35,850,803	33,752,845
Cost of revenues	(26,778,609)	(23,400,670)
Gross Profit	9,072,194	10,352,175

Operating expenses:
Selling and marketing expenses	(3,388,016)	(3,448,893)
General and administrative expenses	(2,507,120)	(2,753,320)
Total operating expenses	(5,895,136)	(6,202,213)

Income from operations	3,177,058	4,149,962

Other income/ (loss):
Other income	76,777	464,681
Other expenses	(535,935)	(686,665)
Interest expense	(204,377)	(282,931)
	(663,535)	(504,915)

Income before tax expenses	2,513,523	3,645,047

Income tax expenses	(564,229)	(686,934)

Net income	1,949,294	2,958,113

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	426,993	2,065,968

Total Comprehensive Income	2,376,287	5,024,081

Net income per share attributable to ordinary shareholders basic and diluted	0.10	0.14

Weighted average number of ordinary shares used in computing net income per share basic and diluted*	20,000,000	20,000,000

*	Giving retroactive effect to the issuance of ordinary share effected on July 1, 2019 which are detailed in Note 12.

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

	Ordinary Share		Additional		Accumulated other comprehensive
	No. of Shares	Amount	paid-in capital	Statutory Reserve	income (loss)	Retained Earnings	Total
		$	$	$	$	$	$
Balance as of July 1, 2020	20,000,000	20,000	198,895	472,223	(1,815,302)	25,762,931	24,638,747
Appropriations to statutory reserves				633,132		(633,132)	-
Waiver of amounts due to shareholders			8,895,100				8,895,100
Deemed Distribution						(8,895,100)	(8,895,100)
Recapitalization			8,420,154			(8,420,154)	-
Release of reserves upon disposal of subsidiaries				(15,080)			(15,080)
Foreign currency translation adjustment					2,065,968		2,065,968
Net income						2,958,113	2,958,113
Balance as of December 31, 2020	20,000,000	20,000	17,514,149	1,090,275	250,666	10,772,658	29,647,748

Balance as of July 1, 2021	20,000,000	20,000	17,514,152	733,182	400,056	11,837,448	30,504,838
Appropriations to statutory reserves				465,876		(465,876)	-
Foreign currency translation adjustment					426,993		426,993
Net income						1,949,294	1,949,294
Balance as of December 31, 2021	20,000,000	20,000	17,514,152	1,199,058	827,049	13,320,866	32,881,125

*	Giving retroactive effect to the issuance of ordinary share effected on July 1, 2019 which are detailed in Note 12.

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 AND 2020

	For the six months ended
	December 31,
	2021	2020
Cash Flows from Operating Activities:
Net income	1,949,294	2,958,113
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	794,894	1,149,602
Impairment of inventories	220,328	43,964
Allowance for bad debts	2,942	97,756
Changes in operating assets and liabilities:
Deferred tax	(35,677)	(3,847)
Accounts receivables	(1,924,269)	(2,236,362)
Prepayments, other receivables and other assets	(406,350)	599,463
Inventory	(168,850)	523,163
Prepaid tax	429,057	344,801
Right-of-use assets	374,919	624,440
Lease obligation	(228,896)	1,927,109
Accounts payable	1,016,448	(270,486)
Other payables and accruals	(798,779)	514,079
Related party balances	(278,051)	(7,659,551)
Net Cash Provided by (Used in) Operating Activities	947,010	(1,387,756)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(136,384)	(514,446)
Proceeds from sale of property, plant and equipment	-	356,964
Purchase of intangible assets	(6,829)	(709)
Advances to/repayments from related parties	331,102	(1,524,172)
Net Cash Provided by (Used in) Investing Activities	187,889	(1,682,363)

Cash Flows from Financing Activities:
Repayment of bank borrowings	(7,139,958)	(7,995,658)
Proceeds from bank borrowings	7,735,079	8,948,527
Advances from/repayments to related parties	(515,893)	(61,377)
Net Cash Provided by Financing Activities	79,228	891,492

Effect of Exchange Rate Changes on Cash and Cash Equivalents	125,563	1,147,394

Net Increase (Decrease) in Cash and Cash Equivalents	1,214,127	(2,178,627)

Cash, Cash Equivalents and Restricted Cash – Beginning of Year	21,270,077	23,402,721

Cash, Cash Equivalents and Restricted Cash – End of Year	22,609,767	22,371,488

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(191,171)	(243,926)
Cash paid for income taxes	(27,996)	(213,883)

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Business Background

On May 21, 2021, Millennium Group International Holdings Limited (the “Company” or the “Group”) was incorporated in the Cayman Islands, as an investment holding company. The Company is primarily engaged in providing paper-based packaging solution. The Company is headquartered in Hong Kong with significant operations in the People’s Republic of China (“PRC” or China) and Vietnam. The Company operates two production facilities in the Guangdong Province of the PRC. The Company also operates a supply chain management business in Vietnam to provide premium packaging solutions to meet the demand of the Company’s top-tier clients whose products are sold globally.

As of June 30, 2021, the Company’s subsidiaries are detailed in the table as follows:

	Date of	Place of	Percentage
	Incorporation	Incorporation or	of
Name	or Establishment	Establishment	Ownership	Principal Activity
Subsidiary:
Millennium Investment International Limited	September 13, 2019	HK	100%	Investment holding
Millennium Printing (Shenzhen) Co., Ltd	December 3, 2007	PRC	100%	Manufacturing
Yee Woo Paper Industry (Shenzhen) Co., Ltd.	August 21, 2001	PRC	100%	Manufacturing
Putian Xiqi Branding Strategy Co., Ltd	September 30, 2017	PRC	100%	Trading
Millennium Packaging Technology (Huizhou) Co., Ltd.	March 6, 2020	PRC	100%	No business
Millennium (Huizhou) Technology Co., Ltd.	January 19, 2020	PRC	100%	Property holding
Huizhou Yimeinuo Industry Co., Ltd.	April 7, 2017	PRC	100%	Property holding
Millennium Strategic International Limited	November 13, 2019	HK	100%	Investment holding
Wah Tong Investment International Limited	October 18, 2019	HK	100%	No business
Yee Woo Paper Investment International Limited	November 15, 2019	HK	100%	Investment holding
Millennium Printing International Limited	May 12, 2000	HK	100%	Manufacturing
Millennium Packaging Group International Limited	August 13, 2003	HK	100%	Trading
Yee Woo Paper Packaging (HK) Company Limited	December 13, 2018	HK	100%	Trading
MPG Global Company Limited	March 9, 2018	Vietnam	100%	Trading
Millennium Group Investment (BVI) Limited	May 20. 2021	BVI	100%	Investment holding
Millennium Holdings International Limited	September 23, 2019	HK	100%	Investment holding
Yee Woo Paper Packaging (China) Company Limited*	November 10, 1992	HK	100%	Manufacturing

*	Yee Woo Paper Packaging (China) Company Limited was departed from the group on 31 December 2020. Since then, Yee Woo Paper Packaging (China) Company Limited is no longer be considered as part of the Group.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on January 19, 2022. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the unaudited interim condensed consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the six months ended December 31, 2021 and 2020, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The unaudited interim condensed consolidated balance sheets as of June 30, 2021 and December 31, 2021 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 12 and 17.

Recapitalization of dividend payables and waiver of amounts due to shareholders

There was a recapitalization of dividend payables and waiver of amounts due to shareholders for an amount of approximately US$ 17.3 million, consisting of a waiver of dividend payable to the shareholders of approximately US$ 8.4 million and a waiver of net amount due to the shareholders of USD14.7 million that was offset by the amounts resulting from the transfer of shareholding of certain subsidiaries between the shareholders and the Company of approximately US$5.8 million. The accounting for the waiver was recorded in additional paid-in capital as contribution to the Company from the shareholders.

The amounts reversed from the retained earnings of approximately US$17.3 million represented the retained earnings of Yee Woo Paper Packaging (China) Company Limited that ceased all its packaging and corrugated business and de-recognized from the Group plan effective on 31 December 2020

Yee Woo Paper Packaging (China) Company Limited was departed from the group on 31 December 2020. Prior to 31 December 2020, Yee Woo Paper Packaging (China) Company Limited was principally engaged in packaging and corrugated business and property investment. On 31 December 2020, a restructuring plan regarding Yee Woo Paper Packaging (China) Company Limited was implemented and became effective such that Yee Woo Paper Packaging (China) Company Limited had ceased its packaging and corrugated business and had become solely a property investment company. Since then, Yee Woo Paper Packaging (China) Company Limited is no longer be considered as part of the Group and all the assets, liabilities and the related reserve balance have been de-recognized. Subsequently, the land and building that was owned by Yee Woo Paper Packaging (China) Company Limited was leased back to the Group which disclosed in the note 10 set out to the Note to Consolidated Financial Statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(2) Basis of Presentation and Significant Accounting Policies

Basis of Consolidation

The unaudited interim condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated on consolidation.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of December 31, 2021, and results of operations and cash flows for the six months ended December 31, 2021 and 2020. The unaudited interim condensed consolidated balance sheet as of June 30, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended June 30, 2021 and 2020, and related notes included in the Company’s audited consolidated financial statements.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, useful lives of property, plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes, uncertain tax position and going concern. Actual results could differ from these estimates.

Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“USD”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”), its Vietnam subsidiary is the Vietnamese dong (the “VND”), and its PRC subsidiaries is the Renminbi (the “RMB”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive gain (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2020	HKD7.75 to $1
June 30, 2021	HKD7.76 to $1
December 31, 2021	HKD7.80 to $1

Statement of operations and cash flow items:
June 30, 2020	HKD7.79 to $1
June 30, 2021	HKD7.76 to $1
December 31, 2020	HKD7.75 to $1
December 31, 2021	HKD7.78 to $1

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2020	RMB7.07 to $1
June 30, 2021	RMB6.45 to $1
December 31, 2021	RMB6.36 to $1

Statement of operations and cash flow items:
June 30, 2020	RMB7.03 to $1
June 30, 2021	RMB6.62 to $1
December 31, 2020	RMB6.77 to $1
December 31, 2021	RMB6.43 to $1

Translation of amounts from VND into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2020	VND23,126 to $1
June 30, 2021	VND23,001 to $1
December 31, 2021	VND22,816 to $1

Statement of operations and cash flow items:
June 30, 2020	VND23,164 to $1
June 30, 2021	VND23,068 to $1
December 31,2020	VND23,127 to $1
December 31, 2021	VND22,802 to $1

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities less than three months.

Restricted cash

Cash and time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. The Group’s restricted cash primarily represents deposits pledged to banks to secure banking facilities granted to the Company.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable, net

Accounts receivable represents trade receivables from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Periodically, management reviews the adequacy of its provision for doubtful accounts based on historical bad debt expense results and current economic conditions using factors based on the aging of its accounts receivable. Additionally, the Company may identify additional allowance requirements based on indications that a specific customer may be experiencing financial difficulties. Actual bad debt results could differ materially from these estimates. As of December 31, 2021 and June 30, 2021, the balance of allowance for doubtful accounts was $225,104 and $228,413, respectively. While management uses the best information available upon which to base estimates, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used for the purposes of analysis.

Prepayments, other receivables and other current assets

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest.

Other receivables and other current assets primarily include deposits for rental, VAT input and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Inventories

Inventories consist principally of raw materials and finished goods, and are stated at the lower of cost (average cost method) or net realizable value. Cost includes labor, raw materials, and allocated overhead.

Intangible assets

Intangible asset is computer software acquired by the Company. It will be amortized on a straight line basis over the estimated useful life of 5 years.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property, plant, and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

The Company depreciates property, plant, and equipment using the straight-line method as follows:

Buildings	20 years to 50 years

Leasehold improvements	5 years

Plant and machinery	5 years to 20 years

Motor Vehicles	5 years to 10 years

Office equipment	5 years to 10 years

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived asset

Long-lived assets, representing property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of the six months ended December 31, 2021 and the years ended June 30, 2021 and 2020, no impairment of long-lived assets was recognized.

Leases

Before July 1, 2019, we applied ASC 840, “Leases” (“ASC 840”) and each lease is classified at the inception date as either a capital lease or an operating lease.

We adopted ASC 842, “Leases” (“ASC 842”) on July 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 resulted in recognition of Operating Right-of-use (“ROU”) assets of US$3,733,913 and operating lease liabilities of US$31,890 as of July 1, 2019. There is no impact to accumulated deficit at adoption.

ROU assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term. For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

All land in mainland China is owned by the Chinese government. The Chinese government may sell land use rights for a specified period of time. The purchase price of land use rights represents the operating lease prepayments for the rights to use the land in mainland China under ASC 842 and is recorded as right-of-use assets on the consolidated balance sheet, which is amortized over the remaining lease term.

In July 2000, the Company acquired land use rights from the local Bureau of Land and Resources in Shenzhen for the purpose of building factory. The land use rights are being amortized over the respective lease terms, which are 50 years. In the inception date of lease term, the Company has fully paid the lease payment to the PRC government.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Other non-current assets

Other non-current assets primarily include prepayment of approximately USD1,807,261 and USD1,815,409 as of December 31,2021 and June 30, 2021, respectively, with regards to a contract for the right to use of a land in Vietnam for a consideration of 102,476,000,000 (approximately USD4,455,000) Vietnamese dong, which will be effective on June 30, 2022. The details of capital commitment is set out in the Note 15.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represents trade payables to vendors.

Other payables and accrued liabilities

Other payable and accrued liabilities primarily include contract liabilities, salaries payable as well as other accrual and payable.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Statutory Reserves

According to the laws and regulations in the PRC, the Company is required to provide for certain statutory funds, namely, a reserve fund by an appropriation from net profit after taxation but before dividend distribution based on the local statutory financial statements of the PRC subsidiary prepared in accordance with the PRC accounting principles and relevant financial regulations.

Each of the Company’s wholly owned subsidiary in the PRC are required to allocate at least 10% of its net profit to the reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriations of additional reserve fund are determined at the discretion of its directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital.

Employee Benefit Plan

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during the six months ended December 31, 2021 and the year ended June 2021 and balances as of December 31, 2021 and June 30, 2021 are set out in the note 10.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires the Company to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. The company derives revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company currently generates its revenue from the following main sources:

a.	Revenue from sales of paper products

For the sales of paper products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

b.	Revenue from provision of supply chain management solution

The Company provides supply chain management solutions to its customers by designing packaging products, designating approved raw materials for manufacturing of those packaging products, contracting viable manufacturers, and arranging delivery of those packaging products to end customers. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer indicates that the Company has completed all steps forth above such as design, manufacture and delivery in order to substantially complete all the services agreed upon in the purchase order. Delivery of the product to the customer is also the point at which title to that asset passes to the customer. The completion of this earning process is typically evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

Cost of revenues

a.	Cost of sales of paper products

Cost of sales of paper products, which are directly related to revenue generating transactions, primarily consists of  raw paper cost, labour cost and allocated overhead.

b.	Cost of provision of supply chain management solution

Cost of provision of supply chain management solution, which are directly related to revenue generating transactions, primarily consists of cost of purchase of finished goods and shipping costs.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, research and development costs, communication and expenses related to general operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expenses, transportation expense and testing fees.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value Added Tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the six months ended December 31, 2021 and 2020.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2016-13 on our condensed consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, which include share-based payment transactions for acquiring goods and services from non-employees, which non-employee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in ASU 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. ASU 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in ASU 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Revisions

The Company determined that previously issued consolidated financial statements for the six-month periods ended December 31, 2021 and 2020 contained in the Company’s registration statement on Form F-1/A filed on May 18, 2022 required the reclassification of certain advances from/repayments to related parties in the consolidated statements of cash flows from operating activities to financing activities and advances to/repayments from related parties to investing activities. The revision is to properly reflect the fund transfer from/repayment to related parties for the working capital of the group in relation to non-trade activities transacted each period. These revisions had no impact on the Company’s results of operations or financial position.

The effects of these items in the Company’s previously issued consolidated statements of cash flow for the six months ended December 31, 2021 are summarized as follows:

	Previously
	Reported	Revisions	Revised
	$	$	$
Net Cash Provided by (Used in) Operating Activities	1,244,905	(297,895)	947,010
Net Cash Provided by (Used in) Investing Activities	(143,213)	331,102	187,889
Net Cash Provided by (Used in) Financing Activities	112,435	(33,207)	79,228
Net Increase (Decrease) in Cash and Cash Equivalents	1,214,127	-	1,214,127

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The effects of these items in the Company’s previously issued consolidated statements of cash flow for the six months ended December 31, 2020 are summarized as follows:

	Previously
	Reported	Revisions	Revised
	$	$	$
Net Cash Provided by (Used in) Operating Activities	(1,387,756)	-	(1,387,756)
Net Cash Used in Investing Activities	(158,191)	(1,524,172)	(1,682,363)
Net Cash Provided by (Used in) Financing Activities	(632,680)	1,524,172	891,492
Net Increase (Decrease) in Cash and Cash Equivalents	(2,178,627)	-	(2,178,627)

(3) Restricted cash

Restricted cash was US$604,040 and US$601,563 as of June 30, 2021 and December 31, 2021, respectively. The restricted cash represented deposits pledged to Heng Sang Bank Limited to secure banking facilities granted to the Company.

(4) Accounts receivable, net

Accounts receivable, net comprised the following:

	June 30,	December 31,
	2021	2021
	$	$
Accounts receivable	17,845,537	19,925,601
Allowance for doubtful accounts	(228,413)	(225,104)
Total	17,617,124	19,700,497

Allowance for doubtful accounts, net consists of the following:

	June 30,	December 31,
	2021	2021
	$	$
Beginning balance	261,885	228,413
(Reversals)/additions	(1,738)	2,942
Write-offs	(45,244)	-
Foreign currency exchange effect	13,510	(6,251)
Ending balance	228,413	225,104

As of the end of each of the financial period, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	June 30,	December 31,
	2021	2021
	$	$
Within 90 days	17,136,241	18,960,030
Between 91 and 180 days	446,666	697,642
Between 181 and 365 days	34,217	42,825
	17,617,124	19,700,497

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(5) Prepayments and other current assets

Prepayments and other current assets consisted of the following as of June 30, 2021 and December 31, 2021:

	June 30,	December 31,
	2021	2021
Prepayments	543,221	1,336,900
Deposits	113,946	89,789
Other receivables	35,248	9,205
VAT receivables	209,474	15,553
	901,889	1,451,447

(6) Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

The components of inventories were as follows:

	June 30,	December 31,
	2021	2021

Raw materials	7,055,109	6,782,061
Semi-finished goods	1,160,503	1,402,204
Finished goods	2,093,851	2,439,292
Total inventory, gross	10,309,463	10,623,557
Inventory impairment	(613,831)	(841,215)
Total inventory, net	9,695,632	9,782,342

(7) Property, plant and equipment

As of June 30, 2021 and December 31, 2021, property, plant and equipment consisted of the following:

	June 30,	December 31,
	2021	2021

Building and improvements	2,261,619	10,662,678
Machinery and equipment	27,923,967	19,797,579
Vehicles	794,480	596,350
Totals	30,980,066	31,056,607
Less: accumulated depreciation	(18,557,968)	(19,288,204)
Property, plant and equipment, net	12,422,098	11,768,403

Depreciation expense was US$809,970 and US$986,011 for the six months ended December 31, 2021, and 2020, respectively. No impairment loss was recorded for the six months ended December 31, 2021, and 2020.

(8) Leases

Our operating leases primarily consist of leases of offices and factories. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on July 1, 2019 using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. We used the incremental borrowing rate of 4.25% as the discount rate, based on the information available at commencement date in determining the present value of lease payments. In addition, adoption of the new standard resulted in the recording of right of use assets and associated lease liabilities of approximately US$3,733,913 and US$31,890, respectively, as of July 1, 2019.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases was as follows:

	June 30,	December 31,
	2021	2021
	USD	USD
Operating lease:
Operating lease right-of-use assets	5,048,568	4,669,126

Current operating lease obligation	777,566	798,345
Non-current operating lease obligation	915,964	530,026
Total operating lease obligation	1,693,530	1,328,371

Operating lease expense for the six months ended December 31, 2021, and 2020 was US$829,668 and US$48,942, respectively.

The undiscounted future minimum lease payment schedule as of December 31, 2021 as follows:

US$
Within 1 year	1,962,925
2023	606,418
2024	11,200
Total	2,580,543

(9) Bank borrowings

Short-term bank borrowings

	June 30,	December 31,
	2021	2021
DBS Bank Hong Kong Limited	2,899,576	2,814,510
Bank of China (Hong Kong) Limited	8,521,451	9,238,880
Heng Sang Bank Limited	4,396,494	4,339,230
Industrial and Commercial Bank of China (Asia) Limited	1,030,265	1,026,019
Total bank borrowings	16,847,786	17,418,639

The average bank borrowing rates for the periods ended June 30, 2021, and December 31, 2021 were approximately 2.67% and 2.54%, respectively.

As of June 30, 2021 and December 31, 2021, the Company had bank borrowings amounted to US$16,847,786 and US$17,418,639, respectively, which contained repayment on demand clauses as of June 30, 2021 and December 31, 2021, respectively. Accordingly, portions of the bank borrowings with Bank of China (Hong Kong) Limited contractually due for repayment after one year as of June 30, 2021 and December 31, 2021 with carrying amounts of US$3,864,498 and nil, respectively, have been classified as current liabilities. For the purpose of the illustration, such bank borrowing is included within short-term bank borrowings and represented as bank borrowings repayable within one year or on demand.

As a result of the corporate restructuring taken place prior to the listing of the Company, it caused certain subsidiaries to violate the financial ratio covenant with certain banks which provide finances to the Company. While the Company is in the process of renegotiating with the banks to restructure their borrowing terms, it is probable that such banks could request their loans be repaid on demand. Accordingly, the Company has classified such bank borrowings as short term borrowings under current liabilities. As of May 16, 2022, the Company is still liaising with the respective banks with new terms based on the latest corporate structure.

Total interest expenses for the bank borrowings for the six months ended December 31, 2021 and 2020 were US$191,171 and US$243,926, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Saved to the above disclosure, the following table represent other major loan covenants of aforementioned bank loans:

(i)	the pledge of certain of the Company’s restricted cash amounting to US$604,040 and US$601,563 as of June 30, 2021 and December 31, 2021.

(ii)	guarantees given by certain shareholders namely Mr. Lai Yau Chuen, Mr. Lai Yau Fai, Mr. Lai Yau Chi and Mr. Lai Yau Sang as of June 30, 2021 and December 31, 2021.

(iii)	guarantees given by certain related companies controlled by the shareholders namely Wah Tong Paper Products Factory Limited, Printec (Kun Shan) Limited and Yee Woo Paper Packaging (China) Company Limited, a subsidiary by then that was disposed of to the shareholders during the year ended June 30, 2021.

(iv)	a leasehold land located in Huizhou, China held by the Company as of June 30, 2021 and December 31, 2021.

(10) Related Party Balance and Transactions

Amounts due from related parties consist of the following:

		June 30,	December 31,
		2021	2021
	Relationship	US$	US$
Trade nature:
M-GEN Innovation Company Limited	Common controlled by the shareholders	126,774	126,027
Sing Wise Limited	Common controlled by the shareholders	7,072	-
Wah Tung Thai Logistics (Shenzhen) Limited	Common controlled by the shareholders	15,998	14,168

Non-trade nature:
M-GEN Innovation Company Limited	Common controlled by the shareholders	926,047	922,478
Wah Tong Paper Products Group Limited	Common controlled by the shareholders	515,132	184,030
Yunxun Intelligent Information Technology (Shenzhen) Co., Ltd	Common controlled by the shareholders	45,736	-
Wah Tong Paper Products Factory Limited	Common controlled by the shareholders	991,459	1,077,355
Wah Tung Thai Logistics (Shenzhen) Limited	Common controlled by the shareholders	(5,544)	1,966
MP(BVI) Limited	Common controlled by the shareholders	-	1,878
YW(BVI) Limited	Common controlled by the shareholders	-	1,878
YC 1926 (BVI) Limited	Common controlled by the shareholders	-	3
Sing Wise Limited	Common controlled by the shareholders	(4,921)	-
Total		2,617,753	2,329,783

The amounts due from related parties are unsecured, interest free with no specific repayment terms. The amounts due from related parties as of December 31, 2021 were subsequently settled by the end of April 2022.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Amounts due to related parties consist of the following:

		June 30,	December 31,
		2021	2021
	Relationship	US$	US$
Trade nature:
Kunshan Chuangke Printing Products Co., Ltd	Common controlled by the shareholders	2,161,721	2,159,786
Wah Tung Thai Logistics Company Limited	Common controlled by the shareholders	4,142	14,689
Yee Woo Paper Packaging (China) Company Limited	Common controlled by the shareholders	336,781	-

Non-trade nature:
Yee Woo Paper Packaging (China) Company Limited	Common controlled by the shareholders	2,062,599	2,048,338
Wah Tung Thai Logistics Company Limited	Common controlled by the shareholders	732	-
Lai Por	Shareholder	1,217,993	1,143,097
Lai Yau Shing	Shareholder	1,217,993	1,143,097
Lai Yau Chuen	Shareholder	1,217,993	1,143,097
Lai Yau Sang	Shareholder	1,217,993	1,143,097
Lai Yau Fai	Shareholder	1,217,993	1,143,097
Lai Yau Chi	Shareholder	1,217,993	1,143,097
Total		11,873,933	11,081,395

The amounts due to related parties are unsecured, interest free with no specific repayment terms. The amounts due to related parties as of December 31, 2021 were subsequently repaid by the end of April 2022.

Loan from a related party consists of the following:

		June 30,	December 31,
		2021	2021
	Relationship	US$	US$
Kunshan Chuangke High Level Paper Products Co., Ltd	Common controlled by the shareholders	1,864,481	1,887,158

The loan from Kunshan Chuangke High Level Paper Products Co., Ltd is unsecured, interest bearing of 1.5% per annum with no specific repayment terms. The loan as of December 31, 2021 has been subsequently settled by the end of April 2022.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following represents the significant related party transactions for the year ended June 30, 2021 and for the six months ended December 31, 2021.

				For the year ended June 30	For the six months ended December 31
				2021	2021
	Relationship	Nature	Description	US$	US$
M-GEN Innovation Company Limited (hereafter “MGI”)	Common controlled by the shareholders	Trade nature	The Company’s sales	141,507	20,006
		Trade nature	The Company’s receipt of sales	(18,732)	(20,800)
		Non-trade nature	The Company’s advance paid to M-GEN Innovation Company Limited (Note 1 (a))	570,609	-
		Non-trade nature	The Company’s receipt of advance repaid from M-GEN Innovation Company Limited (Note 1 (a))	(161,592)	-
Wah Tong Paper Products Group Limited (hereafter “WTPPG”)	Common controlled by the shareholders	Trade nature	Management fee incurred by the Company	(501,515)	(1,321)
		Trade nature	The Company’s payment on management fee	541,553	1,321
		Non-trade nature	The Company’s advance paid to Wah Tong Paper Products Group Limited (Note 1 (b))	515,132	-
		Non-trade nature	The Company’s receipt of advance repaid from Wah Tong Paper Products Group Limited (Note 1 (b))	-	(331,102)
Wah Tong Paper Products Factory Limited (hereafter “WTPPF”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	(211,574)	-
		Trade nature	The Company’s payment on rental expenses	211,574	-
		Non-trade nature	Decrease of an amount due from Wah Tong Paper Products Factory Limited as a result of separation of YWPPC (Note 2)	(2,058,539)	-
		Non-trade nature	The Company’s (advance from )/repayment to Wah Tong Paper Products Factory Limited (Note 1 (c))	(89,145)	85,896

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Wah Tung Thai Logistics (Shenzhen) Limited (hereafter “WTTLSZ”)	Common controlled by the shareholders	Trade nature	Logistic fee incurred by the Company	(69,931)	(6,131)
		Trade nature	The Company’s payment on the logistic fee	77,571	7,968
		Trade nature	Rental income earned by the Company	35,599	-
		Trade nature	The Company’s receipt of rental income	(35,599)	(3,666)
		Non-trade nature	Wah Tung Thai Logistics (Shenzhen) Limited ’s deposit returned by the Company	-	7,509
		Non-trade nature	The Company’s receipt of advance repaid from Wah Tung Thai Logistics (Shenzhen) Limited (Note 1 (d))	(320,029)	-
Sing Wise Limited (hereafter “Sing Wise”)	Common controlled by the shareholders	Trade nature	Import service incurred by the Company	(1,586)	-
		Trade nature	The Company’s payment to import service	1,869	-
		Trade nature	The Company’s sales	18,679	-
		Trade nature	The Company’s receipt of sales	(14,411)	(2,151)
		Non-trade nature	Decrease of an amount due from Sing Wise Limited as a result of separation of YWPPC (Note 3)	(380,188)	-
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	(396,215)	(398,082)
		Trade nature	The Company’s payment on the rental expenses	59,434	734,862
		Non-trade nature	Increase of an amount due to Yee Woo Paper Packaging (China) Company Limited as a result of separation of YWPPC (Note 4)	(2,062,599)	-

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Kilomate Enterprises Limited (hereafter “Kilomate”)	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Kilomate Enterprises Limited (Note 5)	236,206	-
Millennium Investment International (BVI) Limited (hereafter “MII”)	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Millennium Investment International (BVI) Limited (Note 6)	1,580,168	-
Lai Por	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	985,451	74,896
Lai Yau Shing	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	985,451	74,896
Lai Yau Chuen	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	985,451	74,896
Lai Yau Sang	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	985,451	74,896
Lai Yau Fai	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	985,451	74,896
Lai Yau Chi	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	985,451	74,896

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

All these companies were controlled by the shareholders of Millennium Group International Holdings Ltd (hereafter “MGIH”) and funds were used between these companies for efficient fund utilization purposes.

(a)	The amounts represented the advance to MGI to meet its working capital needs and payment on behalf of MGI for the purchase of raw materials. The receipt of advance repaid represented the repayment from MGI.

(b)	The amount represented the advance to WTPPG to meet its working capital needs. The receipt of advance repaid represented the repayment from WTPPG.

(c)	The advance receipt represented the advance from WTPPF to meet our working capital needs. The repayment represented the repayment to WTPPF.

(d)	The amount represented the advance to WTTLSZ to meet its working capital needs. The receipt of advance repaid represented the repayment from WTTLSZ.

(e)	The amount represented the net repayment to shareholders regarding the advances for the working capital of the group in prior years.

(f)	The related party balances between YWPPC and WTPPF was arisen from advancement to WTPPF by YWPPC to meet its working capital needs. Please also see Note 2 for more details.

(g)	The related party balances between YWPPC and Sing Wise was arisen from advancement to Sing Wise by YWPPC to meet its working capital needs. Please also see Note 3 for more details.

(h)	The related party balances between YWPPC and MGIH Group companies was arisen from advancement to MGIH Group companies by YWPPC to meet their working capital needs. Please also see Note 4 for more details.

(i)	The related party balances between MII and MGIH Group companies was arisen from advancement to MGIH Group companies by MII to meet their working capital needs. Please also see Note 6 for more details.

*	The movement as mentioned in notes 1(a) to (e) above was already included in statements of cash flows.

Note 2#

Before December 31, 2020, while YWPPC was still in the group, YWPPC had an amount due from WTPPF (Note 1 (f)). In other words, the group had an amount due from WTPPF. The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in decrease in amount due from WTPPF.

Note 3#

Before December 31, 2020, while YWPPC was still in the group, YWPPC had an amount due from Sing Wise (Note 1 (g)). In other words, the group had an amount due from Sing Wise. The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in a net decrease in amount due from Sing Wise.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4#

Before December 31, 2020, YWPPC was under our groups of companies commonly held by the shareholders of MGIH and all amounts due to this company by group companies were consolidated in the financial statements and intercompany balances were eliminated within the group. The group companies had a net amount due to YWPPC at that time (Note 1 (h)). The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in a net increase in amount due to YWPPC and the outstanding amounts were no longer eliminated in the consolidated financial statements of MGIH.

Note 5#

Kilomate is commonly held by the shareholders of MGIH Group. Kilomate had rental income from third parties before June 30, 2021 and transferred the right to receive rental income to companies in MGIH Group on its behalf and thus resulted in an amount due to Kilomate by MGIH Group. As a result of the MGIH shareholders’ undertaking to assume the liabilities due to Kilomate by the MGIH Group, the amount originally due to Kilomate by MGIH Group became amount due to the shareholders of MGIH. The shareholders subsequently waived such amount due to them which was then recognized as additional paid-in capital and resulted in a decrease in amount due to Kilomate on June 30,2022.

Note 6#

MII is commonly held by the shareholders of MGIH Group which had an amount due to MII (Note 1 (i)). On June 30, 2021, MII assigned the amount due to MII by MGIH to the shareholders of MII. As a result, the amount originally due to MII became amount due to the shareholders of MII who are the same shareholders of MGIH. The shareholders of MGIH subsequently waived such amount due to them which was then recognized as additional paid-in capital and resulted in a decrease in amount due to MII on June 30, 2022.

Note 7#

The amount represented the aggregate increase in amount due to shareholders approximately $1.7 million which was due to the following two transactions.

Before December 31, 2020, while YWPPC was still in the group, YWPISZ was the subsidiary of YWPPC. MGIH Group then acquired YWPISZ from YWPPC. YWPPC transferred the right to receive the proceeds from sales of YWPISZ to the shareholders of MGIH Group on October 19, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. On June 30, 2022, the shareholders waived the proceeds which were to be capitalized under the Controlling Shareholders’ waiver of amount due to the Controlling Shareholders by the Group that would be recognised as additional paid-in capital and resulted in a decrease in amount due to shareholders.

Before December 21, 2020, MGIH Group acquired MPI from MII and Gramade Investments Limited (hereafter “Gramade”). MII and Gramade transferred the right to receive the proceeds from sales of MPI to the shareholders of MGIH Group on December 21, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. On June 30, 2022, the shareholders waived the proceeds which were to be capitalized under the Controlling Shareholders’ waiver of amount due to the Controlling Shareholders by the Group that would be recognised as additional paid-in capital and resulted in a decrease in amount due to shareholders.

Note 8#

The decrease in amount due to individual Controlling Shareholders consists of net effect of the following:

(1)	decrease in amount due to shareholders amounting to $2.45 million for each shareholder which was capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that was recognized as additional paid-in capital;

(2)	Amount transferred to shareholders by Kilomate and MII as described in Note 5 and Note 6 above amounting to $0.04 million and $0.26 million, respectively; and

(3)	Decrease in amount due from shareholders was arisen from separation of YWPPC from the group and at that time YWPPC carried amount due from shareholders amounting to $0.26 million before December 31, 2020. As YWPPC was separated from MGIH group after December 31 2020, this resulted in a decrease in amount due from shareholders after December 31, 2020.

#	No cash flows were involved in these transactions.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(11) Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30,	December 31,
	2021	2021
Contract liabilities	18,812	226,212
Salaries payables	1,997,941	1,457,170
Other payables	1,189,280	1,717,968
Other accruals	1,802,635	890,289
Totals	5,008,668	4,291,639

The amount of revenue recognized from contract liabilities to the Company’s result of operations was $3,141 and $173,574 during the year ended June 30, 2021 and six months ended December 31, 2021, respectively.

(12) Shareholder’s equity

Ordinary share

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 11, 2021, with an authorized share capital of HK$380,000 divided into 38,000,000 shares of HK$0.01 each. On the date of incorporation, 2,520 shares were allotted and issued to YC 1926 (BVI) Limited at the consideration of US$ 3.

On December 31, 2021, the Company’s authorized share capital increased to US$500,000 divided into 500,000,000 shares of par value of US$0.001 each; and the number of ordinary shares outstanding and issued in the Company is increased to 5,000 Shares at par value of US$0.001 each at the consideration of US$ 5 which are owned by the controlling shareholder.

On January 19, 2022, 900,000 additional Shares be issued and allotted at the consideration of US$ 900 such that the number of Shares held by YC 1926 (BVI) Limited is increased to 905,000 Shares. On January 28, 2022, the Company issued 9,095,000 ordinary shares to YC 1926 (BVI) Limited at par value at the consideration of US$ 9,095. After the transaction, the Company has 10,000,000 shares issued and outstanding.

On April 11, 2022, the Company issued 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value at the consideration of US$ 10,000. After the transaction, the Company has 20,000,000 ordinary shares issued and outstanding.

There is no new cash proceeds raised by this issuance of 10 million new ordinary shares, other than the US$ 10,000 representing the share issued at par value.

Restricted net assets

Our ability to pay dividends is primarily dependent on us receiving distributions of funds from Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd, Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd. (collectively as the “PRC subsidiaries”). Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of these subsidiaries.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

These subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC subsidiaries may allocate a portion of their after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC subsidiaries are restricted in their ability to transfer their assets to us. Foreign exchange and other regulation in the PRC may further restrict the PRC subsidiaries from transferring funds to us in the form of dividends, loans and advances. As of June 30, 2021 and 2020, amounts restricted are the statutory reserve of the PRC subsidiaries, which amounted to US$733,182 and US$472,223, respectively.

Statutory reserve

During the years ended June 30, 2020 and 2021, the PRC subsidiaries attributed US$361,915 and US$276,039 of retained earnings for their statutory reserves, respectively.

Dividend distributions

On September 1, 2020, Yee Woo Shenzhen, a China-based subsidiary, declared dividend in the amount of US$9.3 million, with dividend withholding tax provision approximately US$0.9 million, to its then 100% shareholder.YWPPC, a Hong Kong subsidiary, which was considered as intragroup transaction when declared. As disclosed on pages F-8 and F-40 of this prospectus, YWPPC was departed from the group on December 31, 2020 and since then YWPPC was de-recognized from the Group resulting in a dividend payable US$8.4 million, net of dividend withholding tax provision of US$0.9 million, to the Controlling Shareholders. At year end, the dividend payable to the Controlling Shareholders US$8.4 million was waived by the Controlling Shareholders and such waiver of amounts payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2021.

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders on June 30, 2022, and such amount payable to shareholders will be capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022. This is the capitalization from dividend payable to shareholders to addition paid-in capital as of June 30, 2022.

Other than these two recapitalization exercise, there have been no transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2020 and 2021 and for the six months ended December 31, 2021 and up to the date of the prospectus.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(13) Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiaries in the PRC and Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

The Company’s subsidiaries incorporated in the British Virgin Islands is not subject to taxation.

Vietnam

The Company’s Vietnam subsidiary, MPG Global Company Limited is subject to Vietnam corporate income tax on its taxable income as reported in their statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The corporate tax rate under the Vietnam tax laws is 20%. Tax losses can be carried forward for a maximum of five years, through 2026, but cannot be carried back. There is no assessable profits from the Vietnam subsidiary during the years ended June 30, 2021 and 2020.

Hong Kong

The Company’s Hong Kong subsidiaries, including Millennium Investment International Limited, Millennium Strategic International Limited, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Yee Woo Paper Packaging (HK) Company Limited, Millennium Holdings International Limited and Yee Woo Paper Packaging (China) Company Limited are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended June 30, 2021 and 2020. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

PRC

The Company’s PRC operating subsidiaries, Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments. The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years, through 2026.

Significant components of the provisions for income taxes for the periods ended December 31, 2021, and 2020 were as follows:

	December 31,	December 31,
	2021	2020
Provision for Income Taxes
Current Tax Provision Hong Kong	-	-
Current Tax Provision PRC	587,964	690,648
Deferred Tax Provision PRC	(23,735)	(3,714)
Total Provision for Income Taxes	564,229	686,934

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles PRC statutory rates to our effective tax rate:

	December 31,	December 31,
	2021	2020

PRC Statutory rate	25%	25%
Effect of different tax jurisdiction	(3)%	(5)%
Effective income tax rate	22%	20%

During the periods ended December 31, 2021, and 2020, the effective income tax rate was estimated by the Company to be 22% and 20%, respectively.

Management reviews this valuation allowance periodically and will make adjustments as warranted. A summary of the otherwise deductible (or taxable) deferred tax items is as follows:

	June 30,	December 31,
	2021	2021
Deferred tax assets (liabilities)
Depreciation expense of property, plant and equipment	106,203	103,455
Allowance for doubtful accounts	50,485	49,932
Allowance for inventory	96,932	137,797
	253,620	291,184
Less: valuation allowance	-	-
Total deferred tax assets	253,620	291,184

(14) Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

The following table presents revenue by major merchandise or services categories for the six months ended December 31, 2021 and 2020, respectively:

	Six Months Ended December 31,
	2021	2020
Packaging products	19,369,962	18,743,476
Corrugated products	13,715,738	12,496,442
Packaging products supply chain management solution	2,765,103	2,512,927
	35,850,803	33,752,845

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In the following table, the Company additionally provided the revenue in term of geographical locations of customers.

	Six Months Ended December 31, 2021
	Packaging products	Corrugated products	Packaging products supply chain management solution	Total
Geographical location:
Mainland China	18,421,112	11,268,627	160,190	29,849,929
Hong Kong SAR	591,114	708,410	517,282	1,816,806
Vietnam	19,359	1,007,092	596,295	1,622,746
Other Southeast Asian countries	142,636	-	1,225,840	1,368,476
Australia	1,269	731,609	-	732,878
United States of America	45,273	-	222,524	267,797
Other countries	149,199	-	42,972	192,171
	19,369,962	13,715,738	2,765,103	35,850,803

	Six Months Ended December 31, 2020
	Packaging products	Corrugated products	Packaging products supply chain management solution	Total
Geographical location:
Mainland China	15,703,596	10,150,687	104,367	25,958,650
Hong Kong SAR	731,529	1,214,766	635,308	2,581,603
Vietnam	1,277,273	117,434	749,764	2,144,471
Other Southeast Asian countries	412,791	356,472	733,840	1,503,103
Australia	20,339	637,676	-	658,015
United States of America	158,902	6,572	232,991	398,465
Other countries	439,046	12,835	56,657	508,538
	18,743,476	12,496,442	2,512,927	33,752,845

(15) Risks and Uncertainties

Credit risk

Certain cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Customer concentration risk

One customer accounted for more than 10% of our revenue for the six months ended December 31, 2021.

For the six months ended December 31, 2020, nil customer accounted for 10% of our total revenues.

As of December 31, 2020, one customer accounted for 13.3% of the total balance of accounts receivable. As of December 31, 2021, two customers accounted for 12.7% and 12.3% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2020 and 2021, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Vendor concentration risk

For the six months ended December 31, 2020, three vendors accounted for 16.5%, 14.7%, and 14.0% of our total purchases. For the six months ended December 31, 2021, three vendors accounted for 23.3%, 14.9% and 11.0% of our total purchases.

As of December 31, 2020, three vendors accounted for 16.5%, 14.7% and 14.0% of the total balance of accounts payable. As of December 31, 2021, three vendors accounted for 23.3%, 14.9% and 11.0% of our accounts payable. No other vendor accounts for more than 10% of our accounts payable as of December 31, 2020 and 2021, respectively.

(16) Capital Commitment

a.	Operating lease commitment

The Company had outstanding commitment on non-cancelable operating lease arrangements. The details of operating lease commitment contracted as of December 31, 2021 are set out in Note 8.

b.	Capital commitment

As of December 31, 2021, the Company has entered into a contract for the right to use of a land in Vietnam for a consideration of 102,476,000,000 (approximately USD 4,455,000) Vietnamese dong, which will be effective on June 30, 2022.

(17) Subsequent Event

The Company has assessed all events from June 30, 2021, up through August 24, 2022, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On December 31, 2021, the Company’s authorized share capital increased to US$500,000 divided into 500,000,000 shares of par value of US$0.001 each; and the number of ordinary shares outstanding and issued in the Company is increased to 5,000 Shares at par value of US$0.001 each at the consideration of US$ 5 which are owned by the controlling shareholder.

On January 19, 2022, 900,000 additional Shares be issued and allotted at the consideration of US$ 900 such that the number of Shares held by YC 1926 (BVI) Limited is increased to 905,000 Shares. On January 28, 2022, the Company issued 9,095,000 ordinary shares to YC 1926 (BVI) Limited at par value at the consideration of US$ 9,095. After the transaction, the Company has 10,000,000 shares issued and outstanding.

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders on June 30, 2022, and such amount payable to shareholders will be capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022. This is the capitalization from dividend payable to shareholders to addition paid-in capital as at June 30, 2022.

On April 11, 2022, the Company issued 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value at the consideration of US$ 10,000. After the transaction, the Company has 20,000,000 ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of

Millennium Group International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Millennium Group International Holdings Limited and its subsidiaries (the “Company”) as of June 30, 2021, and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter

As discussed under the Revision section in Note 2 to the consolidated financial statements, the Company corrected the presentation of the statement of cash flows regarding the funds transferred between the Company and related parties; those revisions had no impact on the Company’s results of operations or financial position.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2021.

San Mateo, California

August 24, 2022

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 AND 2020

	June 30,	June 30,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	20,666,037	22,329,158
Restricted cash	604,040	1,073,563
Accounts receivable, net	17,617,124	14,946,806
Prepayments, other receivables and other current assets	901,889	1,131,376
Prepaid taxes	378,726	188,609
Inventory	9,695,632	7,469,148
Amounts due from related parties	2,617,753	4,782,130
Total current assets	52,481,201	51,920,790
Non-current assets:
Property, plant and equipment, net	12,422,098	13,314,822
Right-of-use assets, net	5,048,568	6,130,196
Intangible assets, net	554,759	178,196
Deferred tax assets, net	253,620	224,268
Other non-current assets	1,943,712	2,077,680
Total non-current assets	20,222,757	21,925,162
Total Assets	72,703,958	73,845,952

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Bank borrowings	$16,847,786	$19,959,326
Lease obligation - current	777,566	93,022
Accounts payable	4,910,722	4,435,593
Other payables and accrued liabilities	5,008,668	4,538,802
Loan from a related company	1,864,481	1,703,397
Amount due to related parties	11,873,933	18,422,298
Total current liabilities	41,283,156	49,152,438

Non-current liabilities:
Lease obligation – non-current	915,964	54,767
Total non-current liabilities	915,964	54,767
Total liabilities	42,199,120	49,207,205

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER’S EQUITY
Ordinary shares: USD $0.001 par value per share, 500,000,000 authorized as of June 30, 2021 and June 30, 2020; 20,000,000 shares issued and outstanding as of June 30, 2021 and June 30, 2020, respectively*	20,000	20,000
Additional paid-up capital	17,514,152	198,895
Statutory reserves	733,182	472,223
Accumulated other comprehensive income	400,056	(1,815,302)
Retained earnings	11,837,448	25,762,931
Total shareholders’ equity	30,504,838	24,638,747

Total liabilities and shareholders’ equity	72,703,958	73,845,952

*	Giving retroactive effect to the issuance of ordinary share effected on July 1, 2019 which are detailed in Note 12.

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	Year Ended
	June 30,
	2021	2020

Revenues	64,565,269	60,408,476
Cost of revenues	(47,211,911)	(43,439,386)
Gross Profit	17,353,358	16,969,090

Operating expenses:
Selling and marketing expenses	(6,270,237)	(5,348,482)
General and administrative expenses	(5,982,887)	(6,190,391)
Total operating expenses	(12,253,124)	(11,538,873)

Income from operations	5,100,234	5,430,217

Other income/ (loss):
Other income	471,899	388,283
Other expenses	(661,492)	(170,839)
Interest expense	(444,747)	(544,498)
	(634,340)	(327,054)

Income before tax expenses	4,465,894	5,103,163

Income tax expenses	(800,084)	(1,103,541)

Net income	3,665,810	3,999,622

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	2,215,358	(987,452)

Total Comprehensive Income	5,881,168	3,012,170

Net income per share attributable to ordinary shareholders basic and diluted	0.18	0.20
Weighted average number of ordinary shares used in computing net income per share basic and diluted*	20,000,000	20,000,000

*	Giving retroactive effect to the issuance of ordinary share effected on July 1, 2019 which are detailed in Note 12.

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	Ordinary Share		Additional		Accumulated other
	No. of Shares	Amount	paid-in capital	Statutory Reserve	comprehensive income (loss)	Retained Earnings	Total
		$	$	$	$	$	$
Balance as of June 30, 2019	20,000,000	20,000	198,895	110,308	(827,850)	22,125,224	21,626,577
Appropriations to statutory reserves				361,915		(361,915)	-
Foreign currency translation adjustment					(987,452)		(987,452)
Net income						3,999,622	3,999,622

Balance as of June 30, 2020	20,000,000	20,000	198,895	472,223	(1,815,302)	25,762,931	24,638,747
Appropriations to statutory reserves				276,039		(276,039)	-
Waiver of amounts due to shareholders			8,895,100				8,895,100
Deemed Distribution						(8,895,100)	(8,895,100)
Recapitalization			8,420,154			(8,420,154)	-
Release of reserves upon disposal of subsidiaries				(15,080)			(15,080)
Foreign currency translation adjustment					2,215,358		2,215,358
Receipt of share capital			3				3
Net income						3,665,810	3,665,810
Balance as of June 30, 2021	20,000,000	20,000	17,514,152	733,182	400,056	11,837,448	30,504,838

*	Giving retroactive effect to the issuance of ordinary share effected on July 1, 2019 which are detailed in Note 12.

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

	Year Ended June 30,
	2021	2020
Cash Flows from Operating Activities:
Net income	3,665,810	3,999,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,134,522	2,090,045
Impairment of inventories	(4,667)	54,563
Allowance for bad debts	(1,738)	122,999
Changes in operating assets and liabilities:
Deferred tax	(3,868)	32,568
Accounts receivables	(1,376,774)	2,086,859
Prepayments, other receivables and other assets	555,605	451,978
Inventory	(1,437,696)	456,336
Prepaid tax	(151,522)	45,584
Right-of-use assets	1,011,493	(2,554,038)
Lease obligation	1,534,554	115,898
Accounts payable	(443,378)	(755,630)
Other payables and accruals	400,468	497,046
Related party balances	(542,054)	(1,203,656)
Net Cash Provided by Operating Activities	5,340,755	5,440,174

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(808,302)	(2,573,596)
Proceeds from sale of property, plant and equipment	364,778	1,064,816
Purchase of intangible assets	(418,405)	(22,627)
Advances to /repayments from related parties	(604,120)	(543,400)
Net Cash Used in Investing Activities	(1,466,049)	(2,074,807)

Cash Flows from Financing Activities:
Repayment of bank borrowings	(19,357,846)	(11,829,274)
Proceeds from bank borrowings	17,493,981	17,569,235
Advances from/repayments to related parties	(5,446,236)	(405,955)
Net Cash (Used in) Provided by Financing Activities	(7,310,101)	5,334,006

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,302,751	(522,719)

Net (Decrease) Increase in Cash and Cash Equivalents	(3,435,395)	8,699,373

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	23,402,721	15,226,067

Cash, Cash Equivalents and Restricted Cash - End of Year	21,270,077	23,402,721

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(466,964)	(515,781)
Cash paid for income taxes	(841,463)	(1,346,867)

Supplemental significant non-cash financing activities:
Waiver of amounts due to shareholders	8,895,100	-
Deemed distribution	(8,895,100)	-
Recapitalization - transfer out of retained earnings	8,420,154	-
Recapitalization - transfer into additional paid in capital	(8,420,154)	-

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Business Background

On May 21, 2021, Millennium Group International Holdings Limited (the “Company” or the “Group”) was incorporated in the Cayman Islands, as an investment holding company. The Company is primarily engaged in providing paper-based packaging solution. The Company is headquartered in Hong Kong with significant operations in the People’s Republic of China (“PRC” or China) and Vietnam. The Company operates two production facilities in the Guangdong Province of the PRC. The Company also operates a supply chain management business in Vietnam to provide premium packaging solutions to meet the demand of the Company’s top-tier clients whose products are sold globally.

As of June 30, 2021, the Company’s subsidiaries are detailed in the table as follows:

	Date of	Place of	Percentage
	Incorporation	Incorporation or	of
Name	or Establishment	Establishment	Ownership	Principal Activity
Subsidiary:
Millennium Investment International Limited	September 13, 2019	HK	100%	Investment holding
Millennium Printing (Shenzhen) Co., Ltd	December 3, 2007	PRC	100%	Manufacturing
Yee Woo Paper Industry (Shenzhen) Co., Ltd.	August 21, 2001	PRC	100%	Manufacturing
Putian Xiqi Branding Strategy Co., Ltd	September 30, 2017	PRC	100%	Trading
Millennium Packaging Technology (Huizhou) Co., Ltd.	March 6, 2020	PRC	100%	No business
Millennium (Huizhou) Technology Co., Ltd.	January 19, 2020	PRC	100%	Property holding
Huizhou Yimeinuo Industry Co., Ltd.	April 7, 2017	PRC	100%	Property holding
Millennium Strategic International Limited	November 13, 2019	HK	100%	Investment holding
Wah Tong Investment International Limited	October 18, 2019	HK	100%	No business
Yee Woo Paper Investment International Limited	November 15, 2019	HK	100%	Investment holding
Millennium Printing International Limited	May 12, 2000	HK	100%	Manufacturing
Millennium Packaging Group International Limited	August 13, 2003	HK	100%	Trading
Yee Woo Paper Packaging (HK) Company Limited	December 13, 2018	HK	100%	Trading
MPG Global Company Limited	March 9, 2018	Vietnam	100%	Trading
Millennium Group Investment (BVI) Limited	May 20. 2021	BVI	100%	Investment holding
Millennium Holdings International Limited	September 23, 2019	HK	100%	Investment holding
Yee Woo Paper Packaging (China) Company Limited*	November 10, 1992	HK	100%	Manufacturing

*	Yee Woo Paper Packaging (China) Company Limited was departed from the group on 31 December 2020. Since then, Yee Woo Paper Packaging (China) Company Limited is no longer be considered as part of the Group.

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on January 19, 2022. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the two-year period ended June 30, 2021, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The consolidated balance sheets as of June 30, 2020 and 2021 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 12 and 17.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recapitalization of dividend payables and waiver of amounts due to shareholders

There was a recapitalization of dividend payables and waiver of amounts due to shareholders for an amount of approximately US$17.3 million, consisting of a waiver of dividend payable to the shareholders of approximately US$8.4 million and a waiver of net amount due to the shareholders of USD14.7 million that was offset by the amounts resulting from the transfer of shareholding of certain subsidiaries between the shareholders and the Company of approximately US$5.8million. The accounting for the waiver was recorded in additional paid-in capital as contribution to the Company from the shareholders.

The amounts reversed from the retained earnings of approximately US$17.3 million represented the retained earnings of Yee Woo Paper Packaging (China) Company Limited that ceased all its packaging and corrugated business and de-recognized from the Group effective on 31 December 2020.

Yee Woo Paper Packaging (China) Company Limited was departed from the group on 31 December 2020. Prior to 31 December 2020, Yee Woo Paper Packaging (China) Company Limited was principally engaged in packaging and corrugated business and property investment. On 31 December 2020, a restructuring plan regarding Yee Woo Paper Packaging (China) Company Limited was implemented and became effective such that Yee Woo Paper Packaging (China) Company Limited had ceased its packaging and corrugated business and had become solely a property investment company. Since then, Yee Woo Paper Packaging (China) Company Limited is no longer be considered as part of the Group and all the assets, liabilities and the related reserve balance have been de-recognized. Subsequently, the land and building that was owned by Yee Woo Paper Packaging (China) Company Limited was leased back to the Group which disclosed in the note 10 set out to the Note to Consolidated Financial Statements.

(2) Basis of Presentation and Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances, transactions and cash flows are eliminated on consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, useful lives of property, plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes, uncertain tax position and going concern. Actual results could differ from these estimates.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“USD”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HKD”), its Vietnam subsidiary is the Vietnamese dong (the “VND”), and its PRC subsidiaries is the Renminbi (the “RMB”). Results of operations and cash flows are translated at the average exchange rates during the period, and assets and liabilities are translated at the exchange rate at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive gain (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2020	HKD7.75 to $1
June 30, 2021	HKD7.76 to $1

Statement of operations and cash flow items:
June 30, 2020	HKD7.79 to $1
June 30, 2021	HKD7.76 to $1

Translation of amounts from RMB into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2020	RMB7.07 to $1
June 30, 2021	RMB6.45 to $1

Statement of operations and cash flow items:
June 30, 2020	RMB 7.03 to $1
June 30, 2021	RMB 6.62 to $1

Translation of amounts from VND into USD has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2020	VND23,126 to $1
June 30, 2021	VND23,001 to $1

Statement of operations and cash flow items:
June 30, 2020	VND23,164 to $1
June 30, 2021	VND23,068 to $1

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities less than three months.

Restricted cash

Cash and time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. The Group’s restricted cash primarily represents deposits pledged to banks to secure banking facilities granted to the Company.

Accounts receivable, net

Accounts receivable represents trade receivables from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Periodically, management reviews the adequacy of its provision for doubtful accounts based on historical bad debt expense results and current economic conditions using factors based on the aging of its accounts receivable. Additionally, the Company may identify additional allowance requirements based on indications that a specific customer may be experiencing financial difficulties. Actual bad debt results could differ materially from these estimates. As of June 30, 2021 and 2020, the balance of allowance for doubtful accounts was $228,413 and $261,885, respectively. While management uses the best information available upon which to base estimates, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used for the purposes of analysis.

Prepayments, other receivables and other current assets

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest.

Other receivables and other current assets primarily include deposits for rental, VAT input and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Inventories

Inventories consist principally of raw materials and finished goods, and are stated at the lower of cost (average cost method) or net realizable value. Cost includes labor, raw materials, and allocated overhead.

Intangible assets

Intangible asset is computer software acquired by the Company, it will be amortized on a straight line basis over the estimated useful life of 5 years.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property, plant, and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

The Company depreciates property, plant, and equipment using the straight-line method as follows:

Buildings	20 years to 50 years

Leasehold improvements	5 years

Plant and machinery	5 years to 20 years

Motor Vehicles	5 years to 10 years

Office equipment	5 years to 10 years

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived asset

Long-lived assets, representing property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2020 and 2021, no impairment of long-lived assets was recognized.

Leases

Before July 1, 2019, we applied ASC 840, “Leases” (“ASC 840”) and each lease is classified at the inception date as either a capital lease or an operating lease.

We adopted ASC 842, “Leases” (“ASC 842”) on July 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 resulted in recognition of Operating Right-of-use (“ROU”) assets of US$3,733,913 and operating lease liabilities of US$31,890 as of July 1, 2019. There is no impact to accumulated deficit at adoption.

ROU assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term. For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

All land in mainland China is owned by the Chinese government. The Chinese government may sell land use rights for a specified period of time. The purchase price of land use rights represents the operating lease prepayments for the rights to use the land in mainland China under ASC 842 and is recorded as right-of-use assets on the consolidated balance sheet, which is amortized over the remaining lease term.

In July 2000, the Company acquired land use rights from the local Bureau of Land and Resources in Shenzhen for the purpose of building factory. The land use rights are being amortized over the respective lease terms, which are 50 years. In the inception date of lease term, the Company has fully paid the lease payment to the PRC government.

Other non-current assets

Other non- current assets primarily include prepayment of approximately USD1,815,409 and USD1,818,877 as of June 30, 2021 and 2020, respectively, with regards to a contract for the right to use of a land in Vietnam for a consideration of 102,476,000,000 (approximately USD4,455,000) Vietnamese dong, which will be effective on June 30, 2022. The details of capital commitment are set out in the Note 15.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represents trade payables to vendors.

Other payables and accrued liabilities

Other payable and accrued liabilities primarily include contract liabilities, salaries payable as well as other accrual and payable.

A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognised as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statutory Reserves

According to the laws and regulations in the PRC, the Company is required to provide for certain statutory funds, namely, a reserve fund by an appropriation from net profit after taxation but before dividend distribution based on the local statutory financial statements of the PRC subsidiary prepared in accordance with the PRC accounting principles and relevant financial regulations.

Each of the Company’s wholly owned subsidiary in the PRC are required to allocate at least 10% of its net profit to the reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriations of additional reserve fund are determined at the discretion of its directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital.

Employee Benefit Plan

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during the year ended June 30, 2021 and 2020 and balances as of June 30, 2021 and 2020 are set out in the note 10.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires the Company to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. The company derives revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue from the following main sources:

a.	Revenue from sales of paper products

For the sales of paper products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

b.	Revenue from provision of supply chain management solution

The Company provides supply chain management solutions to its customers by designing packaging products, designating approved raw materials for manufacturing of those packaging products, contracting viable manufacturers, and arranging delivery of those packaging products to end customers. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer indicates that the Company has completed all steps forth above such as design, manufacture and delivery in order to substantially complete all the services agreed upon in the purchase order. Delivery of the product to the customer is also the point at which title to that asset passes to the customer. The completion of this earning process is typically evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

Cost of revenues

a.	Cost of sales of paper products

Cost of sales of paper products, which are directly related to revenue generating transactions, primarily consists of  raw paper cost, labour cost and allocated overhead.

b.	Cost of provision of supply chain management solution

Cost of provision of supply chain management solution, which are directly related to revenue generating transactions, primarily consists of cost of purchase of finished goods and shipping costs.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, research and development costs, communication and expenses related to general operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expenses, transportation expense and testing fees.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value Added Tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended June 30, 2020 and 2021.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of the adoption of ASU 2016-13 on our condensed consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, which include share-based payment transactions for acquiring goods and services from non-employees, which non-employee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. The amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in ASU 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. ASU 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments—Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in ASU 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Revisions

The Company determined that previously issued consolidated financial statements for the years ended June 30, 2021 and 2020 contained in the Company’s registration statement on Form F-1/A filed on January 31, 2022 required the reclassification of certain advances from/repayments to related parties in the consolidated statements of cash flows from operating activities to financing activities and advances to/repayments from related parties to investing activities. The revision is to properly reflect the fund transfer from/repayment to related parties for the working capital of the group in relation to non-trade activities transacted each period. These revisions had no impact on the Company’s results of operations or financial position.

The effects of these items in the Company’s previously issued consolidated statements of cash flow for the year ended June 30, 2021 are summarized as follows:

	Previously
	Reported	Revisions	Revised
	$	$	$
Net Cash Provided by (Used in) Operating Activities	(709,601)	6,050,356	5,340,755
Net Cash Used in Investing Activities	(861,929)	(604,120)	(1,466,049)
Net Cash Provided by (Used in) Financing Activities	(1,863,865)	(5,446,236)	(7,310,101)
Net Increase (Decrease) in Cash and Cash Equivalents	(3,435,395)	-	(3,435,395)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effects of these items in the Company’s previously issued consolidated statements of cash flow for the year ended June 30, 2020 are summarized as follows:

	Previously
	Reported	Revisions	Revised
	$	$	$
Net Cash Provided by (Used in) Operating Activities	4,490,819	949,355	5,440,174
Net Cash Used in Investing Activities	(1,531,407)	(543,400)	(2,074,807)
Net Cash Provided by (Used in) Financing Activities	5,739,961	(405,955)	5,334,006
Net Increase (Decrease) in Cash and Cash Equivalents	8,699,373	-	8,699,373

(3) Restricted cash

Restricted cash was US$604,040 and US$1,073,563 as of June 30, 2021, and 2020, respectively. The restricted cash represented deposits pledged to Heng Sang Bank Limited to secure banking facilities granted to the Company.

(4) Accounts receivable, net

Accounts receivable, net comprised the following:

	Years ended June 30,
	2021	2020
	$	$
Accounts receivable	17,845,537	15,208,691
Allowance for doubtful accounts	(228,413)	(261,885)
Total	17,617,124	14,946,806

Allowance for doubtful accounts, net consists of the following:

	Years ended June 30,
	2021	2020
	$	$
Beginning balance	261,885	169,733
(Reversals)/additions	(1,738)	122,999
Write-offs	(45,244)	(27,745)
Foreign currency exchange effect	13,510	(3,102)
Ending balance	228,413	261,885

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	Years ended June 30,
	2021	2020
	$	$
Within 90 days	17,136,241	14,642,579
Between 91 and 180 days	446,666	236,842
Between 181 and 365 days	34,217	67,385
	17,617,124	14,946,806

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) Prepayments and other current assets

Prepayments and other current assets consisted of the following as of June 30, 2021, and 2020:

	June 30,	June 30,
	2021	2020
Prepayments	543,221	517,628
Deposits	113,946	100,307
Other receivables	35,248	144,012
VAT receivables	209,474	369,429
	901,889	1,131,376

(6) Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

The components of inventories were as follows:

	June 30,	June 30,
	2021	2020

Raw materials	7,055,109	5,157,270
Semi-finished goods	1,160,503	900,487
Finished goods	2,093,851	1,983,064
Total inventory, gross	10,309,463	8,040,821
Inventory impairment	(613,831)	(571,673)
Total inventory, net	9,695,632	7,469,148

(7) Property, plant and equipment

As of June 30, 2021, and 2020, property, plant and equipment consisted of the following:

	June 30,	June 30,
	2021	2020

Building and improvements	2,261,619	10,371,019
Machinery and equipment	27,923,967	18,649,542
Vehicles	794,480	646,701
Totals	30,980,066	29,667,262
Less: accumulated depreciation	(18,557,968)	(16,352,440)
Property, plant and equipment, net	12,422,098	13,314,822

Depreciation expense was US$1,901,586 and US$1,822,772 for the years ended June 30, 2021, and 2020, respectively. No impairment loss was recorded for the years ended June 30, 2021, and 2020.

(8) Leases

Our operating leases primarily consist of leases of offices and factories. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on July 1, 2019 using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. We used the incremental borrowing rate of 4.25% as the discount rate, based on the information available at commencement date in determining the present value of lease payments. In addition, adoption of the new standard resulted in the recording of right of use assets and associated lease liabilities of approximately US$3,733,913 and US$31,890, respectively, as of July 1, 2019.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases was as follows:

	Year ended June 30,
	2021	2020
	USD	USD
Operating lease:
Operating lease right-of-use assets	5,048,568	6,130,196

Current operating lease obligation	777,566	93,022
Non-current operating lease obligation	915,964	54,767
Total operating lease obligation	1,693,530	147,789

Operating lease expense for the years ended June 30, 2021 and 2020 was US$487,298 and US$211,607, respectively.

The undiscounted future minimum lease payment schedule as of June 30, 2021 as follows:

US$
Within 1 year	841,192
2023	810,639
2024	132,495
Total	1,784,326

(9) Bank borrowings

Short-term bank borrowings

	June 30,	June 30,
	2021	2020
DBS Bank Hong Kong Limited	2,899,576	3,267,239
Bank of China (Hong Kong) Limited	8,521,451	7,769,341
Heng Sang Bank Limited	4,396,494	7,178,730
Industrial and Commercial Bank of China (Asia) Limited	1,030,265	1,744,016
Total bank borrowings	16,847,786	19,959,326

The average bank borrowing rates for the years ended June 30, 2021, and 2020 were approximately 2.67% and 3.17%, respectively.

As of June 30, 2021 and 2020, the Company had bank borrowings amounted to US$16,847,786 and US$19,959,326, respectively, which contained repayment on demand clauses as of June 30, 2021 and 2020, respectively. Accordingly, portions of the bank borrowings with Bank of China (Hong Kong) Limited contractually due for repayment after one year as of June 30, 2021 and 2020 with carrying amounts of US$3,864,498 and US$4,617,511, respectively, have been classified as current liabilities. For the purpose of the illustration, such bank borrowing is included within short-term bank borrowings and represented as bank borrowings repayable within one year or on demand.

As a result of the corporate restructuring taken place prior to the listing of the Company, it caused certain subsidiaries to violate the financial ratio covenant with certain banks which provide finances to the Company. While the Company is in the process of renegotiating with the banks to restructure their borrowing terms, it is probable that such banks could request their loans be repaid on demand. Accordingly, the Company has classified such bank borrowings as short term borrowings under current liabilities. As of January 31, 2022, the Company is still liaising with the respective banks with new terms based on the post corporate restructuring structure.

Total interest expenses for the bank borrowings for the years ended June 30, 2021, and 2020 were US$444,747 and US$544,498, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Saved to the above disclosure, the following table represent other major loan covenants of aforementioned bank loans:

(i)	the pledge of certain of the Company’s restricted cash amounting to US$604,040 and US$1,073,563 as of June 30, 2021 and 2020.

(ii)	guarantees given by certain shareholders namely Mr. Lai Yau Chuen, Mr. Lai Yau Fai, Mr. Lai Yau Chi and Mr. Lai Yau Sang as of June 30, 2021 and 2020.

(iii)	guarantees given by certain related companies controlled by the shareholders namely Wah Tong Paper Products Factory Limited, Printec (Kun Shan) Limited and Yee Woo Paper Packaging (China) Company Limited, a subsidiary by then that was departed from the group during the year ended June 30, 2021.

(iv)	a leasehold land located in Huizhou, China held by the Company as of June 30, 2021 and 2020.

(10) Related Party Balance and Transactions

Amounts due from related parties consist of the following:

		June 30,	June 30,
		2021	2020
	Relationship	US $	US$
Trade nature:
M-GEN Innovation Company Limited	Common controlled by the shareholders	126,774	3,999
Wah Tung Thai Logistics (Shenzhen) Limited	Common controlled by the shareholders	15,998	17,872
Sing Wise Limited	Common controlled by the shareholders	7,072	2,520
Wah Tong Paper Products Group Limited	Common controlled by the shareholders	-	(40,038)

Non-trade nature:
M-GEN Innovation Company Limited	Common controlled by the shareholders	926,047	496,031
Wah Tong Paper Products Group Limited	Common controlled by the shareholders	515,132	-
Yunxun Intelligent Information Technology (Shenzhen) Co., Ltd	Common controlled by the shareholders	45,736	41,767
Wah Tong Paper Products Factory Limited	Common controlled by the shareholders	991,459	3,142,249
Wah Tung Thai Logistics (Shenzhen) Limited	Common controlled by the shareholders	(5,544)	293,162
Sing Wise Limited	Common controlled by the shareholder	(4,921)	380,924
Cloudnet Technology Limited	Common controlled by the shareholders	-	14,324
HT Strategic Development Company Limited	Common controlled by the shareholders	-	30,162
HT 45 Development Company Limited	Common controlled by the shareholders	-	2,324
King health Holdings Limited	Common controlled by the shareholders	-	95,482
M&R Innovation Company Limited	Common controlled by the shareholders	-	55,540
Printec (Kunshan) Limited	Common controlled by the shareholders	-	130,267
TLG Global Limited	Common controlled by the shareholders	-	3,876
Unlimic Limited	Common controlled by the shareholders	-	70,966
Wah Cheong Paper Packaging Limited	Common controlled by the shareholders	-	13
WTT World Express (HK) Limited	Common controlled by the shareholders	-	40,690
Total		2,617,753	4,782,130

The amounts due from related parties are unsecured, interest free with no specific repayment terms. The amounts due from related parties as of June 30, 2021 were subsequently settled by the end of April 2022.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts due to related parties consist of the following:

		As of June 30,	As of June 30,
		2021	2020
	Relationship	US$	US$
Trade nature:
Kunshan Chuangke Printing Products Co., Ltd	Common controlled by the shareholders	2,161,721	2,108,688
Wah Tung Thai Logistics Company Limited	Common controlled by the shareholders	4,142	17,900
Yee Woo Paper Packaging (China) Company Limited	Common controlled by the shareholders	336,781	-

Non-trade nature:
Wah Tung Thai Logistics Company Limited	Common controlled by the shareholders	732	4,121
Yee Woo Paper Packaging (China) Company Limited	Common controlled by the shareholders	2,062,599	-
Kunshan Chuangke High Level Paper Products Co., Ltd	Common controlled by the shareholders	-	425
Kilomate Enterprises Limited	Common controlled by the shareholders	-	236,205
Millennium Investment International (BVI) Limited	Common controlled by the shareholders	-	1,582,845
Lai Por	Shareholders	1,217,993	2,412,019
Lai Yau Shing	Shareholders	1,217,993	2,412,019
Lai Yau Chuen	Shareholders	1,217,993	2,412,019
Lai Yau Sang	Shareholders	1,217,993	2,412,019
Lai Yau Fai	Shareholders	1,217,993	2,412,019
Lai Yau Chi	Shareholders	1,217,993	2,412,019
Total		11,873,933	18,422,298

The amounts due to related parties are unsecured, interest free with no specific repayment terms. The amounts due to related parties as of June 30, 2021 were subsequently settled by the end of April 2022.

Loan from a related party consists of the following:

		As of June 30,
		2021	2020
	Relationship	US$	US$
Kunshan Chuangke High Level Paper Products Co., Ltd	Common controlled by the shareholder	1,864,481	1,703,397

The loan from Kunshan Chuangke High Level Paper Products Co., Ltd is unsecured, interest bearing of 1.5% per annum with no specific repayment terms. The loan as of June 30, 2021 has been subsequently settled by the end of April 2022.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following represents the significant related party transactions for the years ended June 30, 2021 and 2020.

				For the year ended June 30	For the year ended June 30,
				2021	2020
	Relationship	Nature	Description	US$	US$
M-GEN Innovation Company Limited (hereafter “MGI”)	Common controlled by the shareholders	Trade nature	The Company’s sales	141,507	3,999
		Trade nature	The Company’s receipt of sales	(18,732)	-
		Non-trade nature	The Company’s advance paid to M-GEN Innovation Company Limited (Note 1(a))	570,609	372,804
		Non-trade nature	The Company’s receipt of advance repaid from by M-GEN Innovation Company Limited (Note 1(a))	(161,592)	-
Wah Tong Paper Products Group Limited (hereafter “WTPPG”)	Common controlled by the shareholders	Trade nature	Management fee incurred by the Company	(501,515)	(694,383)
		Trade nature	The Company’s payment on management fee	541,553	762,859
		Non-trade nature	The Company’s advance paid to Wah Tong Paper Products Group Limited (Note 1 (b))	515,132	-
Wah Tong Paper Products Factory Limited (hereafter “WTPPF”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	(211,574)	(220,011)
		Trade nature	The Company’s payment on rental expenses	211,574	235,336
		Non-trade nature	Decrease of an amount due from Wah Tong Paper Products Factory Limited as a result of separation of YWPPC (Note 2)	(2,058,539)	-
		Non-trade nature	The Company’s advance from Wah Tong Paper Products Factory Limited (Note 1 (c))	(89,145)	-

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Wah Tung Thai Logistics (Shenzhen) Limited (hereafter “WTTLSZ”)	Common controlled by the shareholders	Trade nature	Logistic fee incurred by the Company	(69,931)	(87,715)
		Trade nature	The Company’s payment on the logistic fee	77,571	79,086
		Trade nature	Rental income earned by the Company	35,599	36,507
		Trade nature	The Company’s receipt of rental income	(35,599)	(33,209)
		Non-trade nature	The Company’s receipt of advance repaid from by Wah Tung Thai Logistics (Shenzhen) Limited (Note 1(d))	(320,029)	(142,329)
		Non-trade nature	The Company’s advance paid to Wah Tung Thai Logistics (Shenzhen) Limited (Note 1(d))	-	312,925
Sing Wise Limited (hereafter “Sing Wise”)	Common controlled by the shareholders	Trade nature	Import service incurred by the Company	(1,586)	(1,925)
		Trade nature	The Company’s payment to import service	1,869	1,641
		Trade nature	The Company’s sales	18,679	16,188
		Trade nature	The Company’s receipt of sales	(14,411)	(13,384)
		Non-trade nature	Decrease of an amount due from Sing Wise Limited as a result of separation of YWPPC (Note 3))	(380,188)	-
Wah Tung Thai Logistics Company Limited (hereafter “WTTL”)	Common controlled by the shareholders	Trade nature	Transportation expenses incurred by the Company	(105,464)	(209,340)
		Trade nature	The Company’s payment to Transportation expenses	112,106	178,401
		Trade nature	The Company’s sales	57,283	56,383
		Trade nature	The Company’s receipt of sales	(50,168)	(43,343)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	(396,215)	-
		Trade nature	The Company’s payment on the rental expenses	59,434	-
		Non-trade nature	Increase of an amount due to Yee Woo Paper Packaging (China) Company Limited as a result of separation of YWPPC (Note 4)	(2,062,599)	-
Kilomate Enterprises Limited (hereafter “Kilomate”)	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Kilomate Enterprises Limited (Note 5)	236,206	-
Millennium Investment International (BVI) Limited	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Millennium Investment International (BVI) Limited (Note 6)	1,580,168	-
Lai Por	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	985,451	-
Lai Yau Shing	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	985,451	-
Lai Yau Chuen	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	985,451	-
Lai Yau Sang	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	985,451	-
Lai Yau Fai	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	985,451	-
Lai Yau Chi	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	(1,674,429)	-
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	1,883,003	-
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	985,451	-

Note 1

All these companies were controlled by the shareholders of Millennium Group International Holdings Ltd (hereafter “MGIH”) and funds were used between these companies for efficient fund utilization purposes.

(a)	The amounts represented the advance to MGI to meet its working capital needs and payment on behalf of MGI for the purchase of raw materials. The receipt of advance repaid represented the repayment from MGI.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b)	The amount represented the advance to WTPPG to meet its working capital needs. The receipt of advance repaid represented the repayment from WTPPG.

(c)	The advance receipt represented the advance from WTPPF to meet our working capital needs. The repayment represented the repayment to WTPPF.

(d)	The amount represented the advance to WTTLSZ to meet its working capital needs. The receipt of advance repaid represented the repayment from WTTLSZ.

(e)	The amount represented the net repayment to shareholders regarding the advances for the working capital of the group in prior years.

(f)	The related party balances between YWPPC and WTPPF was arisen from advancement to WTPPF by YWPPC to meet its working capital needs. Please also see Note 2 for more details.

(g)	The related party balances between YWPPC and Sing Wise was arisen from advancement to Sing Wise by YWPPC to meet its working capital needs. Please also see Note 3 for more details.

(h)	The related party balances between YWPPC and MGIH Group companies was arisen from advancement to MGIH Group companies by YWPPC to meet their working capital needs. Please also see Note 4 for more details.

(i)	The related party balances between MII and MGIH Group companies was arisen from advancement to MGIH Group companies by MII to meet their working capital needs. Please also see Note 6 for more details.

*	The movement as mentioned in notes 1(a) to (e) above was already included in statements of cash flows.

Note 2#

Before December 31, 2020, while YWPPC was still in the group, YWPPC has an amount due from WTPPF (Note 1 (f)). In other words, the group has an amount due from WTPPF. The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in decrease in amount due from WTPPF.

Note 3#

Before December 31, 2020, while YWPPC was still in the group, YWPPC has an amount due from Sing Wise (Note 1 (g)). In other words, the group has an amount due from Sing Wise. The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in a net decrease in amount due from Sing Wise.

Note 4#

Before December 31, 2020, YWPPC was under our groups of companies commonly held by the shareholders of MGIH and all amounts due to this company by group companies were consolidated in the financial statements and intercompany balances were eliminated within the group. The group companies had a net amount due to YWPPC at that time (Note 1 (h)). The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in a net increase in amount due to YWPPC and the outstanding amounts were no longer eliminated in the consolidated financial statements of MGIH.

Note 5#

Kilomate is commonly held by the shareholders of MGIH Group. Kilomate had rental income from third parties before June 30, 2021 and transferred the right to receive rental income to companies in MGIH Group on its behalf and thus resulted in an amount due to Kilomate by MGIH Group. As a result of the MGIH shareholders’ undertaking to assume the liabilities due to Kilomate by the MGIH Group, the amount originally due to Kilomate by MGIH Group became amount due to the shareholders of MGIH. The shareholders subsequently waived such amount due to them which was then recognized as additional paid-in capital and resulted in a decrease in amount due to Kilomate on June 30,2022.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6#

MII is commonly held by the shareholders of MGIH Group which had an amount due to MII (Note 1 (i)). On June 30, 2021, MII assigned the amount due to MII by MGIH to the shareholders of MII. As a result, the amount originally due to MII became amount due to the shareholders of MII who are the same shareholders of MGIH. The shareholders of MGIH subsequently waived such amount due to them which was then recognized as additional paid-in capital and resulted in a decrease in amount due to MII on June 30, 2022.

Note 7#

The amount represented the aggregate increase in amount due to shareholders approximately $1.7 million which was due to the following two transactions.

Before December 31, 2020, while YWPPC was still in the group, YWPISZ was the subsidiary of YWPPC. MGIH Group then acquired YWPISZ from YWPPC. YWPPC transferred the right to receive the proceeds from sales of YWPISZ to the shareholders of MGIH Group on October 19, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. On June 30, 2022, the shareholders waived the proceeds which were to be capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that will be recognised as additional paid-in capital and resulted in a decrease in amount due to shareholders.

Before December 21, 2020, MGIH Group acquired MPI from MII and Gramade Investments Limited (hereafter “Gramade”). MII and Gramade transferred the right to receive the proceeds from sales of MPI to the shareholders of MGIH Group on December 21, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. On June 30, 2022, the shareholders waived the proceeds which were being capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that will be recognised as additional paid-in capital and resulted in a decrease in amount due to shareholders.

Note 8#

The decrease in amount due to individual Controlling Shareholders consists of net effect of the following:

(1)	decrease in amount due to shareholders amounting to $2.45 million for each shareholder which was capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that was recognized as additional paid-in capital;
(2)	Amount transferred to shareholders by Kilomate and MII as described in Note 5 and Note 6 above amounting to $0.04 million and $0.26 million, respectively; and
(3)	Decrease in amount due from shareholders was arisen from separation of YWPPC from the group and at that time YWPPC carried amount due from shareholders amounting to $0.26 million before December 31, 2020. As YWPPC was separated from MGIH group after December 31 2020, this resulted in a decrease in amount due from shareholders after December 31, 2020.

#	No cash flows are involved in these transactions.

(11) Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30,	June 30,
	2021	2020
Contract liabilities	18,812	291,620
Salaries payables	1,997,941	2,170,462
Other payables	1,189,280	1,005,302
Other accruals	1,802,635	1,071,418
Totals	5,008,668	4,538,802

The amount of revenue recognized from contract liabilities to the Company’s result of operations was $3,141 and $503,899 during the year ended June 30, 2021 and 2020, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Shareholder’s equity

Ordinary share

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 11 May 2021, with an authorized share capital of HK$380,000 divided into 38,000,000 shares of HK$0.01 each. On the date of incorporation, 2,520 shares were allotted and issued to YC 1926 (BVI) Limited.

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 11, 2021, with an authorized share capital of HK$380,000 divided into 38,000,000 shares of HK$0.01 each. On the date of incorporation, 2,520 shares were allotted and issued to YC 1926 (BVI) Limited at the consideration of US$ 3.

On December 31, 2021, the Company’s authorized share capital increased to US$500,000 divided into 500,000,000 shares of par value of US$0.001 each; and the number of ordinary shares outstanding and issued in the Company is increased to 5,000 Shares at par value of US$0.001 each at the consideration of US$ 5 which are owned by the controlling shareholder.

On January 19, 2022, 900,000 additional Shares be issued and allotted at the consideration of US$ 900 such that the number of Shares held by YC 1926 (BVI) Limited is increased to 905,000 Shares. On January 28, 2022, the Company issued 9,095,000 ordinary shares to YC 1926 (BVI) Limited at par value at the consideration of US$ 9,095 After the transaction, the Company has 10,000,000 shares issued and outstanding.

On April 11, 2022, the Company issued 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value at the consideration of US$10,000. After the transaction, the Company has 20,000,000 ordinary shares issued and outstanding. There is no new cash proceeds raised by this issuance of 10 million new ordinary shares, other than the US$ 10,000 representing the share issued at par value

Restricted net assets

Our ability to pay dividends is primarily dependent on us receiving distributions of funds from Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd, Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd. (collectively as the “PRC subsidiaries”). Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of these subsidiaries.

These subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC subsidiaries may allocate a portion of their after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC subsidiaries are restricted in their ability to transfer their assets to us. Foreign exchange and other regulation in the PRC may further restrict the PRC subsidiaries from transferring funds to us in the form of dividends, loans and advances. As of June 30, 2021 and 2020, amounts restricted are the statutory reserve of the PRC subsidiaries, which amounted to US$733,182 and US$472,223, respectively.

Statutory reserve

During the years ended June 30, 2020 and 2021, the PRC subsidiaries attributed US$361,915 and US$276,039 of retained earnings for their statutory reserves, respectively.

Dividend distributions

On September 1, 2020, Yee Woo Shenzhen, a China-based subsidiary, declared dividend in the amount of US$9.3 million, with dividend withholding tax provision approximately US$0.9 million, to its then 100% shareholder. YWPPC, a Hong Kong subsidiary, which was considered as intragroup transaction when declared. As disclosed on pages F-8 and F-40, YWPPC was departed from the group on December 31, 2020 and since then YWPPC was de-recognized from the Group resulting in a dividend payable US$8.4 million, net of dividend withholding tax provision of US$0.9 million, to the Controlling Shareholders. At year end, the dividend payable to the Controlling Shareholders US$8.4 million was waived by the Controlling Shareholders and such waiver of amounts payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2021.

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders on June 30, 2022, and such amount payable to shareholders will be capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022. This is the capitalization from dividend payable to shareholders to addition paid-in capital as of June 30, 2022.

Other than these two recapitalization exercise, there have been no transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2020 and 2021 and for the six months ended December 31, 2021 and up to the date of the prospectus.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13) Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiaries in the PRC and Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

The Company’s subsidiaries incorporated in the British Virgin Islands is not subject to taxation.

Vietnam

The Company’s Vietnam subsidiary, MPG Global Company Limited is subject to Vietnam corporate income tax on its taxable income as reported in their statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The corporate tax rate under the Vietnam tax laws is 20%. Tax losses can be carried forward for a maximum of five years, through 2026, but cannot be carried back. There is no assessable profits from the Vietnam subsidiary during the years ended June 30, 2021 and 2020.

Hong Kong

The Company’s Hong Kong subsidiaries, including Millennium Investment International Limited, Millennium Strategic International Limited, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Yee Woo Paper Packaging (HK) Company Limited, Millennium Holdings International Limited and Yee Woo Paper Packaging (China) Company Limited are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended June 30, 2021 and 2020. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

PRC

The Company’s PRC operating subsidiaries, Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments. The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years, through 2026.

Significant components of the provisions for income taxes for the years ended June, 2021, and 2020 were as follows:

	Year Ended June 30,
	2021	2020
Provision for Income Taxes
Current Tax Provision Hong Kong	209,826	184,825
Current Tax Provision PRC	598,127	861,663
Deferred Tax Provision PRC	(7,869)	57,053
Total Provision for Income Taxes	800,084	1,103,541

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles PRC statutory rates to our effective tax rate:

	Year Ended June 30,
	2021	2020

PRC Statutory rate	25%	25%
Effect of different tax jurisdiction	(7)%	(3)%
Effective income tax rate	18%	22%

During the years ended June 30, 2021, and 2020, the effective income tax rate was estimated by the Company to be 18% and 22%, respectively.

Management reviews this valuation allowance periodically and will make adjustments as warranted. A summary of the otherwise deductible (or taxable) deferred tax items is as follows:

	June 30,	June 30,
	2021	2020
Deferred tax assets (liabilities)
Depreciation expense of property, plant and equipment	106,203	80,487
Allowance for doubtful accounts	50,485	50,202
Allowance for inventory	96,932	93,579
	253,620	224,268
Less: valuation allowance	-	-
Total deferred tax assets	253,620	224,268

(14) Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

The following table presents revenue by major merchandise or services categories for the year ended June 30, 2021 and 2020, respectively:

	Year Ended June 30,
	2021	2020
Packaging products	35,970,085	31,844,299
Corrugated products	23,694,875	24,001,834
Packaging products supply chain management solution	4,900,309	4,562,343
	64,565,269	60,408,476

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the following table, the Company additionally provided the revenue in term of geographical locations of customers.

	Year Ended June 30, 2021
	Packaging products	Corrugated products	Packaging products supply chain management solution	Total
Geographical location:
Mainland China	31,775,461	19,132,295	226,531	51,134,287
Hong Kong SAR	1,429,535	2,083,941	716,690	4,230,166
Vietnam	1,283,778	194,046	1,419,645	2,897,469
Other Southeast Asian countries	412,523	1,008,547	1,772,148	3,193,218
Australia	13,476	1,159,061	-	1,172,537
United States of America	282,869	37,911	520,442	841,222
Other countries	772,443	79,074	244,853	1,096,370
	35,970,085	23,694,875	4,900,309	64,565,269

	Year Ended June 30, 2020
	Packaging products	Corrugated products	Packaging products supply chain management solution	Total
Geographical location:
Mainland China	25,000,229	17,660,553	652,197	43,312,979
Hong Kong SAR	1,813,729	2,695,018	437,914	4,946,661
Vietnam	2,330,834	1,756,500	1,346,646	5,433,980
Other Southeast Asian countries	569,974	870,859	1,742,852	3,183,685
Australia	5,115	1,010,883	-	1,015,998
United States of America	58,118	-	278,039	336,157
Other countries	2,066,300	8,021	104,695	2,179,016
	31,844,299	24,001,834	4,562,343	60,408,476

(15) Risks and Uncertainties

Credit risk

Certain cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Customer concentration risk

No customer accounts for more than 10% of our revenue for the year ended June 30, 2021.

For the year ended June 30, 2020, one customer accounted for 11.3% of our total revenues. No customer accounts for more than 10% of our revenue for the year ended June 30, 2021.

As of June 30, 2020, three customers accounted for 10.4%, 10.2% and 10.1% of the total balance of accounts receivable. As of June 30, 2021, one customer accounted for 15.9% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of June 30, 2020 and 2021, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Vendor concentration risk

For the year ended June 30, 2020, four vendors accounted for 19.7%, 15.7%, 12.4% and 10.7% of our total purchases. For the year ended June 30, 2021, three vendors accounted for 18.9%, 14.9% and 12.6% of our total purchases.

As of June 30, 2020, one vendor accounted for 11.1% of the total balance of accounts payable. As of June 30, 2021, no vendor accounted for more than 10% of our accounts payable.

(16) Capital Commitment

a.	Operating lease commitment

The Company had outstanding commitment on non-cancelable operating lease arrangements. The details of operating lease commitment contracted as of June 30, 2021 are set out in Note 8.

b.	Capital commitment

As of June 30, 2021, the Company has entered into a contract for the right to use of a land in Vietnam for a consideration of 102,476,000,000 (approximately USD 4,455,000) Vietnamese dong, which will be effective on June 30, 2022.

(17) Subsequent Event

The Company has assessed all events from June 30, 2021, up through August 24, 2022, which is the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On December 31, 2021, the Company’s authorized share capital increased to US$500,000 divided into 500,000,000 shares of par value of US$0.001 each; and the number of ordinary shares outstanding and issued in the Company is increased to 5,000 Shares at par value of US$0.001 each at the consideration of US$ 5 which are owned by the controlling shareholder.

On January 19, 2022, 900,000 additional Shares be issued and allotted at the consideration of US$ 900 such that the number of Shares held by YC 1926 (BVI) Limited is increased to 905,000 Shares. On January 28, 2022, the Company issued 9,095,000 ordinary shares to YC 1926 (BVI) Limited at par value at the consideration of US$ 9,095 After the transaction, the Company has 10,000,000 shares issued and outstanding.

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders on June 30, 2022, and such amount payable to shareholders will be capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022. This is the capitalization from dividend payable to shareholders to addition paid-in capital as at June 30, 2022.

On April 11, 2022, the Company issued 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value at the consideration of US$10,000. After the transaction, the Company has 20,000,000 ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented.

Ordinary Shares

Millennium Group International Holdings Limited

PROSPECTUS

 , 2022

Until and including  , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon completion of this offering, provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 11, 2021, with an authorized share capital of HK$380,000 divided into 38,000,000 shares of HK$0.01 each. On the date of incorporation, 2,520 shares were allotted and issued to YC 1926 (BVI) Limited at a consideration of US$ 3.00 .These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On December 31, 2021, the Company’s authorized share capital increased to US$500,000 divided into 500,000,000 shares of par value of US$0.001 each; and the number of ordinary shares outstanding and issued in the Company is increased to 5,000 Shares at par value of US$0.001 each at a consideration of US$ 5 which are owned by the controlling shareholder. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On January 19, 2022, 900,000 additional Shares be issued and allotted at par value of US$0.001 each at a0 consideration of US$ 900such that the number of Shares held by YC 1926 (BVI) Limited is increased to 905,000 Shares. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On January 28, 2022, the Company issued 9,095,000 ordinary shares to YC 1926 (BVI) Limited at par value of US$0.001 each at a consideration of US$ 9,095. After the transaction, the Company has 10,000,000 shares issued and outstanding. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On April 11, 2022, the Company issued 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value of US$0.001 each at a consideration of US$ 10,000. After the transaction, the Company has 20,000,000 ordinary shares issued and outstanding. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on August 24, 2022.

Millennium Group International Holdings Limited

By:
Ming Hung Lai
Chairman

By:
Ming Yan Lai
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Ming Hung Lai	Chairman	August 24, 2022

Ming Yan Lai	Chief Executive Officer	August 24, 2022
(Principal Executive Officer)

Wing Wai Au	Chief Financial Officer	August 24, 2022
(Principal Financial and Accounting Executive)

Yau Fai Lai	Director	August 24, 2022

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on August 24, 2022.

Cogency Global Inc.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
1.1***	Form of Underwriting Agreement
3.1***	Amended and Restated Articles of Association
3.2***	Amended and Restated Memorandum of Association
4.1***	Specimen Certificate for ordinary share
4.2***	Form of Underwriter’s Warrants
5.1**	Opinion of Ogier regarding the validity of the securities being registered
8.1**	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2**	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters (included in Exhibit 99.1)
10.1***	Director Offer Letter to Ming Hung Lai
10.2***	Employment Agreement with Ming Yan Lai
10.3***	Director Offer Letter to Wing Wai “John” Au
10.4***	Form of Independent Director Offer Letter
10.5***	Sample Purchase Order
10.6***	Form of Lock-Up Agreement (included in Exhibit 1.1)
14.1***	Code of Business Conduct and Ethics of the Registrant
15.1*	Consent of WWC, P.C.
21.1***	List of Subsidiaries
23.1*	Consent of WWC, P.C.
23.2**	Consent of Ogier (included in Exhibit 5.1 and Exhibit 8.1)
23.3**	Consent of Zhong Lun Law Firm (included in Exhibit 8.1 and 99.1)
99.1**	Opinion of Zhong Lun Law Firm regarding certain PRC law matters
99.2***	Audit Committee Charter
99.3***	Compensation Committee Charter
99.4***	Nomination Committee Charter
99.5**	Consent of Frost & Sullivan
99.6***	Consent of Hok Han Ko
99.7***	Consent of Sun Wai But
99.8***	Consent of Hung Leung Tsang
99.9***	Consent of Hon Wai Ku
107**	Filing fee table

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.